Annual Report 2007

Lundin Mining Corporation is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project and the Ozernoe zinc project, as well as major expansion programs at its Neves-Corvo and Zinkgruvan mines. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

CONTENTS

5	Message from the Chairman
6	Message from the President and Chief Executive Officer
8	Lundin Mining in brief
10	Share and SDR information
12	Neves-Corvo Mine
14	Zinkgruvan Mine
16	Aljustrel Mine
18	Aguablanca Mine
20	Galmoy Mine
22	Storliden Mine
24	Mine development projects
27	Exploration
31	Sustainable development
33	Mineral Reserves and Resources
36	Board of Directors and Senior Executives
38	Corporate governance practices
39	Management’s discussions and analysis of results of operations and financial condition
52	Management’s Report
52	Management’s Report on Internal Control over Financial Reporting
53	Independent Auditors’ Report
54	Consolidated balance sheets
55	Consolidated statements of operations
56	Consolidated statements of comprehensive income
57	Consolidated statements of changes in shareholders’ equity
58	Consolidated statements of cash flows
59	Notes to the consolidated financial statements
74	Supplementary information
77	Corporate directory
78	Mineral Reserves and Resources – definitions

All dollar amounts referenced in the Annual Report are US$’s, unless otherwise stated.

Message from the Chairman

Five years ago we refocused our strategy to position Lundin Mining to benefit from an emerging commodities bull market. We went from virtually ground zero to a successful base metals mining company with six operating mines and a deep project development pipeline. Over these short few years our market value has grown exponentially from $14.8 million to $3 billion in early 2008 and we now employ 2,000 people in three continents.
     We run our company as an entrepreneurial enterprise, remaining innovative and nimble – always seeking value opportunities. We’ve moved quickly, assembling a world-class portfolio of growth assets maintaining a disciplined, structured approach. We are now significant producers of copper, zinc, lead and nickel.
     At Lundin Mining, we’ve always believed in this lean, mean, entrepreneurial approach, which is a real advantage when opportunities come around and it allows us to see opportunities that others may overlook. I’m a firm believer that we are in the midst of a commodity super-cycle and this current market decline is nothing but a temporary lull. The current rough ride in the stock market and in some of the commodity prices will pass, as history has shown us. This is an opportunity that should be capitalized on. Lundin Mining is positioning itself to take full advantage as opportunities arise and will be front and center when the markets turn around.

     The year 2007 was another milestone year for the Company. We completed two company building acquisitions, Tenke Mining and Rio Narcea, diversifying our commodity mix through the addition of the Aguablanca nickel mine in Spain and greatly enhancing our copper production profile.
     In January 2008 we welcomed Mr. Phil Wright as the Company’s new President and Chief Executive Officer. Mr. Wright has a wealth of mining industry expertise and a highly successful track record as a Chief Executive with international experience in operations, large-scale feasibility studies and project management. Phil is an outstanding leader and motivator and brings with him a history of excellence and success. He will direct and scale up the Company’s growth and continue to expand and strengthen our highly motivated management and operations team.
     My vision for Lundin Mining is exceptional growth and value creation. Few things matter more to investors than shareholder value delivered in a sustainable, responsible manner. That is my number one objective, to build Lundin Mining into the best, most dynamic mining company in the industry.

     We’re going to deliver superior shareholder returns through operational excellence, growth through expansion and development of our existing projects, as well as opportunistic company-making transactions – all with unrelenting focus on value. Our goals are clear, our targets are clear and we have the people to make it happen.

Lukas Lundin
Chairman

Message from the President and Chief Executive Officer

Delivering growth and operating excellence is my focus. Lundin Mining has secured its position in the industry as a responsible, profitable and growing mining company with a quality, growth-oriented portfolio of assets. Six mines are in operation producing copper, zinc, lead and nickel and the Company has one of the best project development pipelines in the sector.
      Much was achieved in 2007 with the Company enjoying tremendous growth through acquisition, exploration and optimization of operations.
     The Company completed two major acquisitions in 2007 – the $918 million cash takeover of Rio Narcea and the $1.3 billion share transaction with Tenke Mining.
     The key asset brought into the Company through Rio Narcea was the Agua-blanca nickel mine in Spain – a solid, long-life sulphide nickel operation also hosting significant copper resources. This acquisition is an example of a value opportunity the Company was able to crystallize. The acquisition diversified our metal production, has geographic synergy with other assets in our portfolio and has growth upside.
     Tenke is the renowned copper/cobalt development project in the Democratic Republic of Congo, and slated to become the world’s largest new copper mine. Lundin Mining holds a 24.75% interest in the project and Freeport McMoRan is the operator with 57.75%. Gecamines, the DRC state mining company holds the balance. Construction of the project is well underway with first production scheduled for the second half of 2009. An outstand-

ing project, yet not without challenges, Lundin Mining, along with all other companies doing business in the DRC, recently received a letter from the DRC Ministry of Mines pertaining to a review of mining contracts in the country. Freeport has responded and is confident at this time that the project will maintain the status quo. However, capital costs to construct the mine have significantly increased but due to certain cost over-run protection, Lundin Mining’s contribution to the increase is substantially reduced.
      Opportunities to optimize operations at several of the Company’s mines were recognized and put into action in 2007. Production levels increased significantly at the Neves-Corvo copper/zinc mine in Portugal during the year. As well, the feasibility study on a major expansion of Neves-Corvo through development of the Lombador zinc ore body advanced and is expected to be completed by the end of 2008. This orebody has the potential to substantially add to the Company’s zinc production profile. Production from the Lombador zinc deposit is targeted for late 2011 or early 2012.
     Record ore production and treatment throughputs were achieved at the Zink-gruvan zinc/lead mine in Sweden. Further upgrading of the mine facilities are planned for 2008. An expansion project at this mine is underway through the development of a copper ore body lying adjacent to one of the zinc deposits. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and additional ramp access. The target date for first copper production from the Zinkgruvan copper deposit is 2010.
     Additional ore was identified at the Storliden zinc/copper mine in Sweden and as a result the mine will remain in operation longer than originally anticipated. Closure of the mine, originally anticipated in the third quarter of 2007, is not expected until the second quarter of 2008.
     The Galmoy zinc/lead mine in Ireland had a challenging year in 2007 due to backfill quality issues and concentrate transportation logistics but towards the end of year, backfill quality significantly improved and the industrial relations con-flicts between the concentrate transport contractor, the port contractor and their respective employees improved. We look forward to increased productivity at this mine in 2008.
     First production at the new Aljustrel zinc/lead mine was achieved at the end of the year. Commercial production is expected to commence in June, 2008. Operations are anticipated to reach full production in the first quarter of 2009.
     Feasibility studies on the Ozernoe zinc project in the Republic of Buryatia, Eastern Siberia, Russia progressed during 2007. The Company successfully completed additional infill and step out ore deposit drilling, confirmatory metallurgical sampling and testing and establishment of on-site infrastructure to enable the project to advance. However, the project has experienced a number of delays and faces further obstacles. As a result, the Company is reviewing its further participation in the project.

A world of additional opportunities is achievable through exploration as well. Sharpened focus on brownfield exploration in Portugal, Sweden, Ireland and Spain resulted in the discovery and/ or delineation and expansion of mineral resources at the Neves-Corvo (Lombador South zinc zone) and Aljustrel (Feitais zinc and copper zones) mines, the Aguablanca ( Main and Deep nickel-copper zones) mine as well as at Galmoy (M-Zone zinc-lead). In addition, new resource-grade zinc-lead-silver intercepts were made at the Dalby Deep target at Zinkgruvan.
     Regional greenfield exploration in the strategic belts that host our mine operations were focused on target generation and definition allowing for increased high-priority target testing in 2008.
     Our operations look strong for 2008 and in spite of industry wide cost pressures, Lundin Mining remains one of the lowest cost base metals producers in the industry. Targeted production for 2008 is 92,000 tonnes contained copper, 202,000 tonnes contained zinc, 6,800 tonnes contained nickel, and 47,000 tonnes contained lead.

We’ve invested for the future, setting a solid foundation for growth. Our balance sheet is strong, with no net debt. Cash at year end was $133 million and we have an unused $535 million credit facility providing flexibility for growth opportunities. Our projects generate good cash flow, with operating cash flow totaling $421 million for the 2007 fiscal year.

Lundin Mining’s value led approach, and its over-riding mission, is to create superior returns to our shareholders. Excellence in execution in a responsible, sustainable manner is my priority and I look forward to a successful year ahead as we build Lundin Mining into a world-class global mining house.

Phil Wright
President and CEO

Lundin Mining in brief

Lundin Mining has six mines in operation in Portugal, Sweden, Ireland and Spain. The company has approximately 2,000 employees. The company has also developed a promising portfolio of exploration projects and strategic investments, including the significant Tenke Fungurume copper/cobalt project and the Russian zinc project Ozernoe. A strong balance sheet will allow the Lundin Mining to pursue an international growth strategy in global base metals.

Mission statement
To develop and constantly upgrade a base metal mineral resource and mining portfolio that provides leading returns for our shareholders.
     Best practices will be clearly demonstrated in all areas that are key to our success.

Strategic goals
•	Generate a steady stream of development options that meet our strategic criteria;
•	Develop a high performance culture that is focused on value creation, in part measured by the net present value of future cashflows;
•	Maintain a strong balance sheet through exercising financial discipline and rigorous controls on risks, expenditure and investment;
•	Enhance value through maximizing the efficiency of our operations;
•	Conduct our business activities ethically and transparently, limited only by commercial sensitivity;
•	Achieve a safe, productive and healthy work environment through responsible business management carried out in a manner designed to protect our employees, adjacent communities and the natural environment.

Values
We foster and encourage trust, fairness, openness and mutual respect with our employees, their communities and our partners. We seek to appoint and develop the best people in our industry.

Operations

Production assets	Projects	Exploration	Investments

Neves-Corvo Mine, Portugal Zinkgruvan Mine , Sweden Aljustrel Mine , Portugal Aguablanca Mine , Spain Galmoy Mine , Ireland Storliden Mine , Sweden	Tenke Fungurume Copper/ Cobalt Project, DR Congo Ozernoe Zinc Project, Russia Lombador Zinc Project, Portugal Zinkgruvan Copper Project, Sweden	Portugal Sweden Ireland Spain	Sunridge Gold Corp. Sanu Resources Ltd. Mantle Resources Inc. Union Resources Ltd. Chariot Resources Ltd.

Production

	2007	2006

Mined Ore (tonnes)
Neves-Corvo Copper	2,184,205	1,951,557
Neves-Corvo Zinc	399,003	155,715
Neves-Corvo Total	2,583,208	2,107,272
Zinkgruvan	860,240	787,889
Aljustrel	161,387	–
Aguablanca	1,707,330	1,550,437
Galmoy	453,444	605,438
Storliden	276,786	346,652
	6,042,395	5,397,688

Milled Ore (tonnes)
Neves-Corvo Copper	2,180,764	1,946,853
Neves-Corvo Zinc	396,719	147,674
Neves-Corvo Total	2,577,483	2,094,527
Zinkgruvan	875,556	787,003
Aljustrel	11,399	—
Aguablanca	1,668,959	1,468,800
Galmoy	446,908	616,536
Storliden	258,905	362,316
	5,839,210	5,329,182

Head Grade (%)
COPPER
Neves-Corvo	4.8	4.6
Aguablanca	0.4	0.5
Storliden	1.6	3.2

ZINC
Neves-Corvo	7.8	8.4
Zinkgruvan	8.3	10.3
Aljustrel	4.5	—
Galmoy	12.4	11.8
Storliden	5.9	8.5

LEAD
Zinkgruvan	4.4	4.6
Galmoy	3.4	3.2

NICKEL
Aguablanca	0.5	0.6

Recovery (%)
COPPER
Neves-Corvo	86	88
Aguablanca	92	90
Storliden	91	91

ZINC
Neves-Corvo	78	60
Zinkgruvan	94	94
Aljustrel	37	—
Galmoy	82	83
Storliden	92	91

LEAD
Zinkgruvan	88	88
Galmoy	72	67

NICKEL
Aguablanca	76	72

Production

	2007	2006

Concentrate Grade (%)
COPPER
Neves-Corvo	22.9	24.7
Aguablanca	6.9	6.8
Storliden	29.0	29.4

ZINC
Neves-Corvo	48.9	49.1
Zinkgruvan	54.0	54.0
Aljustrel	39.0	—
Galmoy	52.0	51.8
Storliden	55.1	54.2

LEAD
Zinkgruvan	76.1	75.0
Galmoy	65.4	63.5

NICKEL
Aguablanca	7.3	6.6

Metal contained in concentrate
COPPER (tonnes)
Neves-Corvo	90,182	78,576
Aguablanca	6,281	6,616
Storliden	3,870	10,642
	100,333	95,834

ZINC (tonnes)
Neves-Corvo	24,163	7,505
Zinkgruvan	68,441	75,909
Aljustrel	190	—
Galmoy	45,282	60,055
Storliden	13,944	27,824
	152,020	171,293

LEAD (tonnes)
Zinkgruvan	33,580	31,850
Galmoy	10,980	13,256
	44,560	45,106

NICKEL (tonnes)
Aguablanca	6,630	6,398

SILVER (ounces)
Neves-Corvo	852,448	645,521
Zinkgruvan	1,756,074	1,760,907
Galmoy	129,276	131,572
	2,737,798	2,538,000

		9

Share and SDR information

Lundin Mining Corporation was incorporated by registration of its Articles of Incorporation pursuant to the Canada Business Corporations Act (the “Act”) under the name “South Atlantic Diamonds Corp.” on September 9, 1994. The Company changed its name to “South Atlantic Resources Ltd.” on July 30, 1996. In 2002 the Company changed its name to “South Atlantic Ventures Ltd.” in connection with a one-for-six share consolidation, both of which were approved by the Company’s shareholders. In connection with the listing of its common shares on the Toronto Stock Exchange effective August 12, 2004, the Company changed its name to “Lundin Mining Corporation”.
     Effective October 31, 2006, the Company merged with EuroZinc Mining Corporation (“EuroZinc”), with the resulting entity known as “Lundin Mining Corporation”. The Company and EuroZinc amalgamated, effective November 30, 2006.
     The Company announced a three-for-one stock split of its common shares on January 22, 2007. The Company’s common shares commenced trading on a subdivided basis on February 1, 2007 on the Toronto Stock Exchange and on February 9, 2007 on the American Stock Exchange. The Company’s Swedish depository receipts commenced trading on a subdivided basis on the Stockholm Stock Exchange (now the OMX Nordic Exchange, Stockholm) on February 1, 2007.

     On July 3, 2007, the Company acquired all of the issued and outstanding shares of Tenke Mining Corporation (“Tenke”) and amalgamated with Tenke, effective July 31, 2007.
     On July 17, 2007, the Company acquired 85.5% of the issued common shares of Rio Narcea Gold Mines, Ltd. (“RNG”) in exchange for Cdn$5.50 per share and 73.3% of the outstanding warrants of RNG for Cdn$1.04 per warrant. By August 20, 2007, the Company had acquired 93.1% of the issued and outstanding RNG shares and initiated a compulsory acquisition transaction under the Act.
     The Company commenced trading on the New York Stock Exchange on September 20, 2007 and was de-listed from the American Stock Exchange.
     The Company’s registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. The Company’s business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842. The Company also maintains offices at Hovslagargatan 5, 3rd Floor, Stockholm, Sweden, for the purpose of running its foreign mining activities.

Tickers
Toronto Stock Exchange: LUN
New York Stock Exchange: LMC
OMX Nordic Exchange: LUMI SDB

Major shareholders
As of December 27, 2007
	Name	Holding	Percentage (%)
1	Estate of Adolf H. Lundin*	62,214,854	15.94%
2	Swedbank Robur Funds	7,059,939	1.80%
3	2 AP-fonden	2,259,313	0.58%
4	SEB Funds	1,562,492	0.40%
5	Swedbank Robur
	Kapitalinvest	1,426,593	0.36%
6	Handelsbanken/SPP Funds	1,415,403	0.36%
7	Other	317,150,537	80.80%
	Total	392,489,131	100.00%

* Held through companies controlled by the Estate of Adolf H. Lundin

Incentive stock options

Options	No of options	Weighted average exercise price (C$)
Oustanding, December 31, 2006	3,038,266	$5.11
Granted during the year	4,905,760	12.55
Granted in exchange for Tenke options	86,500	5.57
Cancelled during the year	(9,521)	9.80
Exercised during the year	(1,903,177)	3.86
Outstanding, December 31, 2007	6,117,828	$11.84

Lundin Mining share development, TSX

Share capital

Shares issued and outstanding	No of shares	Amounts (US$’s 000)
Balance, December 31, 2006	284,800,065	$1,890,275
Exercise of stock options for cash	1,903,173	6,544
Exercise of stock appreciation rights for cash	226,160	1,330
Transfer of contributed surplus on exercise of stock options	—	8,892
Return of fractional shares	(69)	—
Shares issued to acquire Tenke Mining Corp.	105,421,402	1,329,075
Shares issued on the assumption of Tenke obligation	138,400	1,745
Fully-paid, issued and outstand- ing, December 31, 2007	392,489,131	3,237,861
Shares purchased pursuant to normal issuer bid, awaiting cancellation	—	(4,179)
Balance, December 31, 2007	392,489,131	$3,233,682

Share data

	2007	2006 (Amended)
Pre-impairment charges and related taxes
Basic earnings (loss) per share	$1.00	—
Diluted earnings (loss) per share	$1.00	—
Post-impairment charges and related taxes
Basic earnings (loss) per share	$(0.46)	$1.01
Diluted earnings (loss) per share	(0.46)	$1.00
Shareholders’ equity per share	$$9.02	$7.47
Equity ratio	75.2%	73.9%
Dividends	Nil	Nil
Price year-end, C$	$9.54	14.30
Price year-end, SEK	61.25	84.30
Price year-end, US$	$10.00	12.30
Shares outstanding:
Basic weighted average	338,643,242	149,439,546
Diluted weighted average	338,643,242	151,152,105
End of period	392,489,131	284,800,065

		11

Neves-Corvo Mine

Neves-Corvo is an operating underground mine in the western part of the Iberian Pyrite Belt which stretches through southern Spain into Portugal. The mine access is provided by one vertical 5 metres diameter shaft, hoisting ore from the 700 metre level, and a ramp from surface. The mine employs both bench-and-fill and drift-and-fill stoping methods underground. The ore treatment is carried out by conventional crushing, flotation, grinding, thickening and filtration processes.
     The mine has been a significant producer of copper since 1989. The copper plant has treated a maximum of 2.0 million tonnes per annum of ore and in 2007 it was modified to treat up to 2.2 million tonnes per annum.
     In 2006 the Company commenced treating zinc ores and in January 2007 management announced that the zinc processing facility was operating at the designed production and metallurgical performance levels. The zinc ores are treated at a rate of 400,000 tonnes per annum in the former tin ore process plant which has been converted for this purpose.
     During the last two years, management has focused on value enhancing initiatives by further developing its ore resources, embedding productivity enhancing systems and providing alternative solutions to vital bottleneck production systems.

Operations in 2007
During 2007, mined copper ore increased 11.9% to 2,184,205 tonnes with mined zinc ore increasing 156.2% to 399,003 tonnes when compared with 2006. A total of 2,577,483 tonnes of ore was treated at Neves-Corvo in 2007, an increase of 23% compared with 2006. The increased in tonnage throughput was mainly due to improved operating performance which contributed to an additional 243,288 tonnes of zinc ore production during the year.
     Production of copper metal in concentrate was 90,182 tonnes, or 15% higher than in 2006 due to greater ore throughput rates and higher head grades. Copper ore head grade averaged 4.8%, compared with 4.6% in 2006. Copper recoveries and concentrate grade dropped in 2007 partly due to an increase of grey copper minerals found during the year’s stoping sequence.
     Following the start up of zinc production in 2006, production of contained zinc this year increased by 16,658 tonnes to 24,163 tonnes. Zinc ore head grade in 2007 averaged 7.8% compared with 8.4% in 2006. The zinc ore cut off grade was reduced in 2007 from 5.6% to 4.0% in line with price estimates during the year, thus promoting an increase in ore reserves at slightly lower average grade.

     The net cash cost of payable copper in 2007 dropped by 4% to US$0.75/lb, compared with 2006.
     The reconciliation of Resources and Reserves at year end indicated an increase of 207% in the zinc Proven and Probable Reserve tonnage. As of Decem-ber 31,2007, the copper Proven and Probable Reserve at Neves-Corvo amounted to 17.7 million tonnes grading 4.4% copper. Infill drilling has successfully delineated an initial zinc Indicated Resource at Lombador South of 15.6 million tonnes grading 7.7% zinc and 1.9% lead.

Neves-Corvo

(100% of production)	2007	2006
Ore mined, copper (tonnes)	2,184,205	1,951,557
Ore mined, zinc (tonnes)	399,003	155,715
Ore milled, copper (tonnes)	2,180,764	1,946,853
Ore milled, zinc (tonnes)	396,719	147,674
Grade per tonne
Copper (%)	4.8	4.6
Zinc (%)	7.8	8.4
Recovery
Copper (%)	86	88
Zinc (%)	78	60
Concentrate grade
Copper (%)	22.9	24.7
Zinc (%)	48.9	49.1
Production (metal contained)
Copper (tonnes)	90,182	78,576
Zinc (tonnes)	24,163	7,505
Silver (ounces)	852,448	645,521

Neves-Corvo

Somincor, the company that owns and operates Neves-Corvo, was awarded Best Company of the Year in Portugal for the second consecutive year. This prestigious award was given by the Business magazine “Visão” and the Portuguese National daily newspaper “Diario de Noticias”. The award recognizes operational excellence on the basis of an evaluation of nine quantitative and performance indicators.			13

Zinkgruvan Mine

The Zinkgruvan property is located approximately 200 km west of Stockholm, Sweden. Zinkgruvan has been producing zinc, lead and silver on a continuous basis since 1857.
     The operation consists of an underground mine and processing facility with associated infrastructure and a production capacity of 900,000 tonnes of ore throughput. The mine has three shafts with current mining focused on the Burk-land and Nygruvan ore bodies. One shaft is used for ore and waste handling; the other two are used for transportation of personnel and for emergency egress. The current flowsheet consists of crushing and autogenous grinding, bulk flotation, concentrate regrind, selective flotation separation of lead concentrates from zinc concentrates, all followed by thickening and filtration of the individual lead and zinc concentrates. After the upgrade of the autogenous grinding system with speed control in July 2007 the capacity of the mill rose to 900,000 tonnes per annum.

Operations in 2007
A total of 860,240 tonnes of ore were mined and 875,556 tonnes of ore were processed during 2007, which represents an increase over the previous year of 9% and 11%, respectively.
     Zinc and lead head grades were lower in 2007 than in 2006 by 19% and 4%, respectively. The drop in zinc head grades was mainly due to a combination of the extraordinarily high grades produced in 2006 from the Burkland ore body, and the mining of lower than average grade areas at the Sävsjön ore body. Moreover, zinc head grades were detrimentally affected in December by over-break which caused additional dilution in two of the main production stopes.
     Zinc and lead metal production in 2007 was 68,441 tonnes and 33,580 tonnes respectively, or 9.8% below and 5.4% above, respectively against 2006 production. Notwithstanding all-time records in ore production and ore treatment throughputs, the additional ore mined and treated did not compensate for the lower zinc head grades during the year.

     The cash cost per pound of payable zinc metal sold during the year decreased to US$0.16 per pound compared with US$0.54 per pound in 2006. The decrease in cash cost was primarily due to increased lead sales, lower 2007 treatment charges and improved productivity, which aided in offsetting the rising cost of consumables.
     The year end reconciliation of Resources and Reserves indicated an increase of 22% in Zinc Proven and Probable Reserve tonnage during 2007. Zinc Measured and Indicated tonnage also increase in excess of 135%. The copper Indicated Resource tonnage increased by 11%. Definition drilling is being carried out with the objective to convert the Indicated Resource to Reserve.

Zinkgruvan

(100% of production)	2007	2006
Ore mined (tonnes)	860,240	787,889
Ore milled (tonnes)	875,556	787,003
Grades per tonne
Zinc (%)	8.3	10.3
Lead (%)	4.4	4.6
Recovery
Zinc (%)	94	94
Lead (%)	88	88
Concentrate grade
Zinc (%)	54.0	54.0
Lead (%)	76.1	75.0
Production (metal contained)
Zinc (tonnes)	68,441	75,909
Lead (tonnes)	33,580	31,850
Silver (ounces)	1,756,074	1,760,907

Zinkgruvan

In 2007, Zinkgruvan celebrated its 150th anniversary.

			15

Aljustrel Mine

The Aljustrel zinc mine is located approximately 40 km northwest of the Neves-Corvo mine in Portugal.
     Development of this project continued throughout 2007. On December 16, 2007, the Company started to process run of mine ore from the Moinho ore body and to produce zinc concentrates. Management expects to start producing zinc and lead concentrates from the Feitais ore body during the second half of 2008. Initially, Feitais production is scheduled to start in 2009. Aljustrel is expected to reach full production during the first quarter of 2009 at a targeted annual rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver.

Aljustrel

(100% of production)	2007	2006
Ore mined (tonnes)	161,387	—
Ore milled (tonnes)	11,399	—
Grades per tonne
Zinc (%)	4.5	—
Recovery
Zinc (%)	37	—
Production (metal contained)
Zinc (tonnes)	190	—

Aljustrel

Aguablanca Mine

The Aguablanca nickel-copper sulfide deposit is located in the province of Badajoz, 80 km by road to Seville and 140 km from a major seaport at Huelva. The Aguablanca mine was acquired by the Company in July 2007, through its purchase of Rio Narcea Gold Mines. Commercial production started in January 2005 and the first nickel-copper concentrate was sold in May 2005. In conjunction with the commencement of open pit operations, a 2,700 metre-long ramp to access the mineralization below the Aguablanca open pit was developed and completed in 2005. This facilitated commencement of an underground exploration drilling program to test the continuation of mineralization at depth. This exploration continued during 2007.
     In order to present comparable production data, the 2006 and 2007 production figures and financial data have been presented for the twelve months ended December 2006 and 2007. However, the Company’s operating results from the Aguablanca operations only reflect the mine operations since acquisition on July 17, 2007. The Aguablanca deposit consists of three parts: (1) the main mineralized body, approximately 300 metres long by 50 to 100 metres wide, trends east-northeast, (2) a deeper mineralized extension, and (3) the northern body. The mineralized bodies are cut by northeast and northwest trending faults.
     The Aguablanca processing plant has been designed to produce a bulk copper-

nickel-platinum group metals concentrate. However, the plant has the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate, by exploiting the flotation rate differences between the fast floating copper and the nickel minerals.

Operations in 2007
The mine operation has been developed with contract mining. In 2007 production from the open pit operation was 1,707,330 ore tonnes at 0.52% nickel and 0.41% copper. During 2007, the mine had a strip ratio of approximately 8:1. This is expected to rise to 11:1 for 2008 as a backlog of stripping is addressed and development takes place for the next phase of pit design. Life of mine strip ratio beyond 2008 is expected to average 6.9:1. Over burden removal totaled 13.1 million tonnes in 2007 or 127% more than in 2006.
     Despite lower nickel head grades during 2007, the mine produced 6,630 tonnes of contained nickel metal in concentrate which was equivalent to a 4% increase on 2006 production levels.
     The cash cost of payable nickel sold was US$7.23 per pound for 2007 compared with US$4.82 per pound in the previous year. The increase is attributable to higher mine costs due to the planned increase to the strip ratio, combined with higher nickel prices that pushed treatment charges higher as per the price participation clause in the existing agreement with the smelter.

Aguablanca

(100% of production)	2007	2006
Ore mined (tonnes)	1,707,330	1,550,437
Ore milled (tonnes)	1,668,959	1,486,800
Grades per tonne
Nickel (%)	0.5	0.6
Copper (%)	0.4	0.5
Recovery
Nickel (%)	76	72
Copper (%)	92	90
Concentrate grade
Nickel (%)	7.3	6.6
Copper (%)	6.9	6.8
Production (metal contained)
Nickel (tonnes)	6,630	6,398
Copper (tonnes)	6,281	6,616

Aguablanca

			19

Galmoy Mine

The Galmoy mine is located in south-central Ireland in County Kilkenny and is approximately 30 km to the northwest of the city of Kilkenny. The workings of the underground mine are accessed through a decline from surface. Mine production is primarily carried out by room-and-pillar and by bench-and-fill methods. The Galmoy flowsheet employs a conventional SAG-ball mill grinding circuit with differential flotation for the production of lead and zinc concentrates.
     Production in 2007 was negatively affected by a protracted labor contract negotiation dispute and technical challenges associated with ground control. Both issues were resolved and production is expected to return to normal levels.

Operations in 2007
The ore mined and ore process throughputs in 2007 fell short of 2006 levels by 25% and 28%, respectively. The main contributing factors to the shortfall of approximately 152,000 tonnes of run of mine ore include the following: restricted accessibility to areas due to low volume of backfill poured in combination with delayed setting of backfill (76,000 tonnes), unofficial industrial disputes (50,000 tonnes), and a slow start to the long hole program (35,000 tonnes).
     Mine production was impacted by backfill quality issues and the ore treatment plant was affected by concentrate transportation logistics between the mine and the port area. Towards the end of the year, backfill quality significantly improved and the industrial relations conflicts between the concentrate transport contractor, the port contractor and their respective employees improved.
     Although zinc and lead head grades showed notable increases against 2006 levels, the considerable shortfall in throughput resulted a zinc metal and lead metal production of 45,282 tonnes and 10,980 tonnes, which is equivalent to a drop of 25% and 17%, respectively, compared to 2006 production levels.
     The average cash cost of payable zinc sold in 2007 was US$0.84 per pound, or 7% less than the previous year. This decrease was mainly due to higher byproduct credits for lead and lower treatment charges for zinc.

Galmoy

(100% of production)	2007	2006
Ore mined (tonnes)	453,444	605,438
Ore milled (tonnes)	446,908	616,536
Grades per tonne
Zinc (%)	12.4	11.8
Lead (%)	3.4	3.2
Recovery
Zinc (%)	82	83
Lead (%)	72	67
Concentrate grade
Zinc (%)	52.0	51.8
Lead (%)	65.4	63.5
Production (metal contained)
Zinc (tonnes)	45,282	60,055
Lead (tonnes)	10,980	13,256
Silver (ounces)	129,276	131,572

Galmoy

Storliden Mine

The Storliden mine is located in the Skellefte District of northern Sweden. Through a contractual agreement, Storliden is operated by Boliden and ore from the mine is processed by Boliden at its processing facilities in the Boliden Area Operations, approximately 90 km from the mine.
     The mine is scheduled to close during the third quarter of 2008 after the termination of production scheduled for the second quarter of 2008. Costs for closing the operations are expected to be less than US$400,000 and have been provided for.

Operations in 2007
Management originally planned to close the Storliden mine during the third quarter of 2007; however, due to the identification of additional ore in the Lower West and Upper East areas of the mine, the operation continued to produce. During the year, 276,786 tonnes of ore were mined and 258,905 tonnes processed. In 2007, Storliden produced 3,870 tonnes of contained copper metal in concentrate and 13,944 tonnes of contained zinc metal in concentrate.
     As the operation draws nearer to closure, copper and zinc grades, as well as ore throughput are expected to decline.
     The mine’s zinc cash costs were ($0.06) compared with ($0.27)in the previous year. The negative cash-costs were due to high by-product credits from copper.

Storliden

(100% of production)	2007	2006
Ore mined (tonnes)	276,786	346,652
Ore milled (tonnes)	258,905	362,316
Grades per tonne
Copper (%)	1.6	3.2
Zinc (%)	5.9	8.5
Recovery
Copper (%)	91	91
Zinc (%)	92	91
Production (metal contained)
Copper (tonnes)	3,870	10,642
Zinc (tonnes)	13,944	27,824

Storliden

			23

Mine development projects

Tenke Fungurume
In 2007, Lundin Mining acquired the Canadian based company Tenke Mining Corp. Through the acquisition of Tenke, Lundin Mining obtained a 24.75% holding in the Tenke Fungurume project in the Democratic Republic of Congo (“DRC”), which is one of the largest and highest grade, undeveloped copper-cobalt mineral concessions in the world. Its partners are Freeport McMoRan Gold and Copper Company (“Freeport”), holding 57.75%, who is also the operator of the project and the Congolese state mining company, Gécamines, holding the balance of 17.5% as a free carried interest.
     The Tenke Fungurume concessions encompass over 1,500 square kilometers. Mineral resources have been determined by independent Qualified Persons on behalf of Tenke Mining Corp. to Canadian NI43-101 standards resulting in statements of Measured and Indicated Resources totaling 235 million tonnes, averaging 3.01 % copper and 0.31 % cobalt, and Inferred Resources totaling 264 million tonnes, averaging 2.6 % copper and 0.19 % cobalt. Reserves as estimated by Operator Free-port, are 100 million tonnes grading 2.27% total copper and 0.33% total cobalt.
     The project entails an open pit mining operation and a 40-year mine plan has been developed based on current proven/probable reserves producing initially 115,000 tonnes per annum of Lon-don Grade A quality copper cathode and 8,000 tonnes per annum of cobalt in a combination of cobalt metal or intermediate cobalt hydroxide.
     Construction was formally approved by

the Phelps Dodge Board prior to year end 2006. Phelps Dodge was subsequently acquired by Freeport. By year end 2007 more than 60% of the project design engineering and more than 70% of equipment purchases were completed. Construction progress approached the 17% completion point.
     In parallel, a major power refurbishment project with SNEL – the DRC state power authority progressed, advancing commitments by the Tenke project to rebuild all the generators at the Nseke Power Station west of the Tenke. This multi year investment will provide a dramatic improvement to the regional power infrastructure and provide power for significant expansions of production at Tenke Fungurume. During 2007 the project also invested in national highway upgrades between Tenke Fungu-rume and Likasi.
     Social program activities during the year were extensive and include fresh water wells for villages, three schools, agricultural and health programs and initiation of micro enterprise businesses. Technology transfer and training programs were also advanced by the project.
     In November 2007, Freeport advised the Company of major projected capital cost overruns with direct capital costs for the initial project of at least US$ 900 million, ($1 billion including advances to a third party for the refurbishment of provincial power facilities). Freeport initiated an overall review of the project status and brought in a third party to re-asses project cost estimates and schedule.
     In a subsequent event, Freeport has again advised the Company that the expected capital costs of the project are now forecast to be materially above their November 2007 forecast. The recent Free-port capital cost review indicates estimated capital costs of approximately $1.75 billion, (approximately $1.9 billion including loans to a third party for power development). Reasons for projected overruns were cited primarily as gross escalation in the costs of construction materials and the increasing costs of attracting contractors to execute construction work in the DRC, as well as costs impacts due to underestimates in the original quantity takeoffs for original budgets, unexpected import taxes imposed by DRC authorities, schedule delays, significant increases in Owner’s and the construction management team to supervise site activities, and the major effects on the project of the weak US dollar.
     Results of the schedule review still cite first copper and cobalt production in 2009.
     On February 19, 2008, the Company received a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. (“TFM”) the entity which is developing the mine and in which the Company has an equity investment of 24.75%. TFM has formally responded to the relevant authorities. Consistent with that response, the Company believes that the TFM agreements with the government of DRC are legally binding, that all associated issues have been dealt with fully under Congo-lese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining

Tenke Funfurume

Ozernoe

25

Convention exceed the requirements of the Congolese Mining Code.
     TFM are cooperating fully with requisite authorities respecting the need for transparency and constructive dialogue to aid in the completion of the contract review process in a successful manner.

Ozernoe
In 2006 Lundin Mining acquired a 49% interest in the Ozernoe zinc-lead project, located in the Republic Buryatia in South East Siberia of the Russian Federation, from the Russian company IFC Metropol. The remaining 51% is owned by a subsidiary of IFC Metropol. The historic resource for Ozernoe is reported as 157 million tonnes grading 5.2% zinc and 1.0% lead, making it one of the largest undeveloped open-pitable sulphide zinc resources worldwide. The historic resources of Ozernoe are based on old Soviet drilling data.
     Following the acquisition, Lundin Mining has initiated various drill programs in order to verify old data and to upgrade the resource model. During 2007 work continued to delineate the deposit and metallurgical testing significantly advanced during the fourth quarter 2007 at both Russian and offshore laboratories. In addition to ore reserve drilling, ground water supply wells were drilled to investigate potable and industrial water sources. Further advancements during the year included completion of a 350 person construction camp at the site, local roads were improved, and a bridge across a local river was installed to support both project access and improved year round transportation for the local population in the Ozernoe area. Headed by a Social Committee which included representatives of the local population, the local major and regional authorities, a number of social programs were conducted through the year in the areas of medical support, education and training.
     International independent consultants were retained to conduct the feasibility study and a specialized mining consultant was retained for independent assessment of mineral resources and reserves, mine planning and plant throughput optimization studies. In addition, the environmental and social impact assessment study started in last quarter of 2007 headed by an internationally recognized UK based consultant. Project activities are being conducted to facilitate the objective of full production at Ozernoe in 2012.
     A number of challenging issues are being addressed on the project including renegotiation of certain milestones contained within the original mineral license. These milestones need to be extended and while there is no indication that such extensions will not be given, there is no guarantee that these extensions will be granted. New “strategic sector investment policy” affecting natural resource development in Russia has now passed through the 2nd reading of 3 stages. This new policy has potentially far reaching affects on mining project developments for deposits of the scale of Ozernoe. The Company is following this issue closely. Partner discussions are ongoing related to the needed license revisions, shareholders terms, project organization, study and project funding and other important project issues. The Company has initiated a review of whether evolving investment terms, license amendment progress, and local issues meet the Company’s criteria for ongoing involvement.

Lombador Zinc Project
During the third quarter 2007, the Company’s Board approved the conduct of a feasibility study contemplating develop of the Lombador zinc deposit which lies adjacent to existing Neves-Corvo deposits and the related surface facilities. Subsequently, shaft location studies, land acquisition, ore reserve drilling, metallurgical test work, and project planning advanced. The intent is to have the feasibility study well advanced during 2008, and subject to successful study results and future Board decisions the objective is to start mining Lombador in late 2011 or early 2012.

Zinkgruvan Copper Project
During the third quarter 2007, the Company’s Board approved the development of the Zinkgruvan copper deposit, which lies adjacent to existing zinc deposits at the Zinkgruvan mine in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and ramp access down through the Cecilia west deposits. Following project approval, construction of underground access via an inclined ramp was mobilized and underground drifting in the crusher area also progressed. The objective for first copper production from the Zinkgruvan copper deposit is 2010.

Exploration

Exploration
The Company carries out exploration to discover new mineral resources. As part of the acquisition of Rio Narcea Gold Mines in July, 2007 an additional exploration group in Spain was added. Lundin Mining Exploration now has staffed offices and dedicated programmes in Portugal, Sweden, Ireland and Spain serviced by a fully equipped geophysics team.
     A total of US$35.3 million was incurred in 2007, comprising US$26.6 million in direct costs, US$10.1 million of previously capitalized exploration expenditures and offset by a US$1.4 million recovery relating to the value of shares received in connection with two farm-out option agreements signed by the Company in 2007. Direct costs were spent on copper/zinc exploration in Portugal, zinc/lead/silver exploration in Sweden, Ireland and Spain and nickel/copper exploration in Spain. Approximately 130,000 metres of drilling were completed in 2007 with the majority devoted to resource exploration drilling that resulted in substantive year-over-year increases in the Company’s resources.
     An exploration budget of US$38.9 million has been approved by the Board of Directors for 2008. This budget will again fund a drill-intensive program with a total 156,200 metres of drilling planned for 2008, including 55,400 metres planned for Portugal with the remainder apportioned between Spain, Sweden and Ire-land. Of this total, about two-thirds will be devoted to resource exploration at and near to our mine operations with the objective of further increasing our mineral resource base. The remainder of the 2008 budget will be focused on regional base metals exploration largely within the prospective mineral belts that host our mines, including the Iberian Pyrite Belt.

Portugal
Neves-Corvo Mine Exploration (Copper, Zinc)
Exploration efforts during 2007 were focused on the delineation of the Lombador South Zinc Zone. Drilling results exceeded expectations, resulting in a feasibility study for the Lombador Zinc Project. The results highlight the immediate exploration potential that exists within the mine lease. During the course of the Lombador exploration, zones of high-grade copper were also intercepted. Developing new copper resources is an exploration objective for 2008.

Aljustrel Mine Exploration (Copper, Zinc)
Drilling was focused on the Feitais deposit where the limit of the deposit was extended to the northwest, some inferred resources were converted to indicated resources and a new, significant copper zone was discovered. Enlarging this copper zone will be an objective in 2008.

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)
At the Chança prospect, located near the Spanish border, drilling confirmed a large copper-bearing stockwork zone, but any existing massive sulphides appear to be faulted out. Other regional targets were also tested, including the Monte dos Mestres target, located near to the Neves Corvo mine, which intersected massive sulphides but of low grade. An airborne gravity survey conducted over portions of the regional concessions as well as the Neves Corvo and Aljustrel mine licenses will be used to target drilling next year in conjunction with ground geophysical techniques and geology.

Sweden
Zinkgruvan Mine Exploration (Zinc, Lead, Silver)
The focus for 2007 was the exploration for new ore zones within the Dalby and Finnafalet areas north of the mine, with encouraging results. Deviation drilling is being successfully used at Dalby to delineate high-grade zinc-lead-silver mineralization encountered at depth (greater than 800 metres), while at the Finnafalet target, east of Dalby, mine stratigraphy has been intersected. This intersection indicates potential for additional resources to be found to the north. At Tostebacka, drill testing for mineral resources east of the Nygruvan orebody did not encounter any significant mineralization and the drilling has been terminated.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver)
Systematic testing of prospective geology is being done in this host district to Zinkgruvan with the objective of finding additional feed for the mill. Significant zinc-lead-silver mineralization has been intersected at the Tvistbo project area, approximately 150 km north of Zinkgruvan. Drilling will continue to determine the northern and depth extent of this mineralization. At the Palahöjden project, addi-

tional drilling in first quarter 2008 will follow up a resource grade intercept made earlier in the year.

Skellefte Regional Exploration, northern Sweden (Copper, Zinc)
An evaluation of this northern program led to the termination of exploration in the district in the third quarter 2007. Joint venture and divestment options are being considered for both Norrliden and the regional Skellefte property portfolio.

Norrbotten District, northern Sweden (Copper, Gold)
The option agreement with Anglo/Rio was terminated in the fourth quarter 2007.

Ireland
Galmoy Mine Exploration (Zinc, Lead)
Life-of-mine exploration remained the focus of 2007 activities and expenditures in Ireland. During the first quarter, a new, high-grade zone of zinc-lead-silver mineralization, the “M-Zone”, was discovered adjacent to the CW orebody. Delineating the extent of the M-Zone was the main focus throughout the remainder of 2007. Whilst high-grade, results of this delineation drilling suggests that this zone will not add significant tonnage. Life-of-mine exploration at Galmoy will continue in 2008.

Keel (Zinc, Lead)
The Keel property is located in Long-ford County, Ireland. Drilling is focused on testing the extent of the deposit and to determine if significant satellite zones of resource-grade mineralization exist in the area. One of three holes drilled in late 2007 intersected zinc-lead sulphide mineralization within two narrow zones adjacent to the known extent of the deposit. Drilling will continue in 2008.

West Limerick (Zinc, Lead)
The license is located approximately 80 km west of the Galmoy Mine. Four holes were completed with no significant mineralization detected. Drilling will continue on additional targets in the first quarter 2008.

Spain
Aguablanca Mine Exploration (Nickel, Copper)
The focus of exploration since the acquisition of Aguablanca in the third quarter 2007 has been the resource delineation of the Deep Body and the evaluation of the underground potential of the Main deposit. The drilling will significantly increase the indicated resource of the Deep Body; a revised resource estimate is expected in late Q1 2008. Other near-mine targets will be further drill tested in 2008.

In-mine and near-mine projects

Neves Corvo Mine (copper, zinc)
Aljustrel Mine (copper, zinc)
Zinkgruvan Mine (zinc, lead, silver)
Galmoy Mine (zinc, lead)
Aguablanca Mine (nickel, copper)

Greenfield exploration

Iberian Pyrite Belt, Portugal (copper, zinc)
Skellefte district, Sweden (copper, zinc)
Bergslagen district, Sweden (zinc, lead, silver)
Keel , Ireland (zinc, lead)
West Limerick, Ireland (zinc, lead)
Ossa Morena, Spain (nickel, copper, PGM)
Toral , Spain (zinc, lead, silver)

28

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)
This regional belt of rocks hosts the Aguablanca deposit and is being systematically tested for other nickel-prospective intrusions. Drilling has been focused on the more advanced Argallón and Cortegana exploration projects where encouraging broad zones of disseminated magmatic nickel sulphide mineralization were encountered, not unlike the low grade mineralized, outer zones of the Aguablanca deposit. An airborne electromagnetic survey was flown; conductors will be followed up next year with ground geophysics and drilling.

Toral Project, northwest Spain (Zinc, Lead, Silver)
Drilling confirmed the narrow but continuous nature of the known historic zinc-lead-silver resource and focused on testing for up and down-dip extensions of the known historic resource with some success. Any additional work next year is pending review of all results, some of which were pending at the end of 2007.

Exploration Business Development
In 2007 Exploration expanded its scope into areas of new business development to strengthen the Company’s “front end” abilities of developing a steady stream of new value-adding opportunities through:
•	in-house discoveries of deposits which can become new corporate assets or important value-add divestments,

•	successful exploration partnerships with other companies,

•	equity investments in successful exploration and mining companies, and
•	identification, evaluation and prioritization of mergers and acquisitions targets.

The portfolio of exploration projects and exploration partnership investments are managed as investment assets employing strategies with investment/divestment criteria and decision gates with the objective of realizing maximum value in each asset.
     Lundin Mining believes that forming strategic partnerships with other successful explorers is the best approach to maximizing participation in rewarding new exploration opportunities and discoveries. In 2007, Lundin Mining was active in the following strategic partnerships:

Sunridge Gold Corporation
Sunridge Gold Corporation (“SGC”) is focused on actively exploring copper-zinc-gold volcanic-hosted massive sulphide deposits and prospects in Eritrea, eastern Africa. A technical service agreement was reached in 2007 in which Lundin Mining agreed to direct and coordinate resource modelling and engineering studies of SGC’s principal assets (Emba Derho, Adi Nefas, Debarwa projects) to prepare for full feasibility studies.

Sanu Resources Ltd.
Sanu Resources (“SNU”) is actively exploring copper-zinc-gold volcanic-hosted massive sulphide deposits and prospects in Eritrea, a lode-type gold deposit in Burkina Faso, and high-grade copper-zinc prospects in Republic of Congo (Congo-Brazzaville). SNU has a 100% interest in the advanced exploration stage Hambok copper-zinc-gold massive sulphide project located near to Nevsun Resources’ Bisha project that was granted a mining license in 2007 by the Eritrean government who are partners in this project.

Mantle Resources Ltd.
Mantle Resources (“MTS”) is developing high-grade zinc-lead-silver resources at its advanced stage Akie project in northern British Columbia, Canada. The company has a large exploration land holding covering much of this very prospective belt and is setting up a pipeline of exploration targets. In 2007, MTS completed additional drilling which has returned consistently thick, high-grade intercepts of zinc-lead-silver sulphide mineralization that will allow for a first NI 43-101 compliant resource to be estimated. Project development plans, including direct road access to the site which will allow for underground access and year-round drilling and potential mine development, are advanced and planned to start in 2008.

Union Resources Ltd.
Union Resources (“UCL”) is pursuing the development of the Mehdiabad zinc deposit, considered by many to be the world’s largest undeveloped zinc deposit and, upon production, has the potential to become the second largest zinc metal mine in the world. Lundin Mining holds a 19.9% interest in UCL who, in turn, are entitled to a 47.5% earned interest in the Mehdiabad zinc project. The joint venture agreement between IMIDRO (an Iranian state mining body), Itok (a private Iranian company) and UCL is currently in dispute. UCL is seeking to negotiate a settlement in order that the development of the project can continue.

Chariot Resources Ltd
Lundin Mining acquired a strategic 19.9% interest in Chariot Resources (“CHD”) as part of its acquisition of Rio Narcea Gold Mines in July, 2007. CHD is developing its 70% owned Marcona Copper Property in Peru. The Mina Justa copper project at Marcona is ideally located along the southern coast of Peru. Mina Justa has significant copper oxide and sulphide resources and exceptional infrastructure that can allow it to become a significant mid-tier copper producer. The project is in feasibility stage in joint venture with Korean Resources Corporation and LG-Nikko Copper Inc. who, together, hold the remaining 30% interest in Marcona.

Looking Ahead to 2008
In 2008, Lundin Mining Exploration will focus on:

•	In-mine and near-mine exploration at the Company’s operations in Portugal, Spain, Sweden, and Ireland with an increased emphasis on copper resource exploration where appropriate (e.g., Neves-Corvo, Aljustrel, Zinkgruvan),

•	Exploration of priority greenfields projects, including copper-zinc exploration in the Iberian Pyrite Belt of southern Portugal and nickel-copper-PGM exploration in the Ossa Morena belt of southern Spain,

•	Delivering value from our existing strategic partnerships and investments and acquiring interests in exciting new exploration and development projects and junior companies.

An exploration operating budget of US$38.9 million for 2008 has been approved by the board of directors of which approximately two thirds of expenditures are devoted towards further resource exploration at or near to the mine operations. The budget includes nearly 159,000 metres of exploration drilling including 114,000 metres of near-mine/ in-mine resource exploration and 45,000 metres of regional greenfields exploration drilling. Lundin Mining’s exploration pipeline of target generation, target definition and target testing will continue in all of the strategic regional programmes. The flow of funding and resources to support these exploration programmes will be commensurate with the levels of success each programme offers throughout the year. Exploration opportunities in new regions will be emphasized in 2008.

30

Sustainable development

Health and safety are paramount in the Company and a key area in the Company’s programme for sustainable development. The ultimate goal is that no one be harmed in any way at any of Lundin Mining’s operations.
     On a long term perspective, the frequency of Lost Time Accidents throughout the Company’s operations has been decreasing, including a small improvement from 2006 to 2007. With exceptions for two serious accidents accounted for below, all accidents during 2007 could be classified as less serious,
     It is with the deepest regret the Company had to inform of the fatality of one of the employees in the Galmoy mine on February 16, 2007. A maintenance fitter fell through a safety railing and sustained serious head injuries from which he never recovered. Also, a mine worker in the Zinkgruvan mine, sustained serious injuries to his foot when a rock fell down from the roof. The worker is recovering and is back at work.
     A comprehensive and systematic improvement program is ongoing, encompassing education and training, risk management and development of technical facilities, organisation and work practices.
    All Lundin Mining operations maintain well-developed emergency prepared-ness and response plans with related organisation and routines. Employees are trained to manage and limit the consequences of various accidents and emergency situations.

Mineral resources – key assets for building the society
The development of mineral resources has throughout history been a major contributor to the material needs, wealth and social progression of mankind. Metals, in particular, possess unique and valuable properties for construction of strong and endurable products, for corrosion protection and for production, transmission and storage of energy.
     In many parts of the world, the value of mineral resources has provided the basis for the growth of national and regional economies – and there is considerable potential for such growth in other parts of the world in future. In the European Union (“EU”), as well as in many industrialised regions elsewhere, metal demand far outstrips internal production, creating a dependence on imports; yet the EU holds significant potential for development of its own mineral resources. EU has recently put in place a programme for strengthening the supply of metals by promoting research, exploration and sustainable production of mineral resources and Lundin Mining has committed to contributing to this programme.
     Even though minerals constitute finite natural resources, each unit of new produced metal is a resource for the future. Metals are elements that cannot be destroyed and, used in an appropriate way, they are ideal for recycling.

The mining industry has a vital mission to satisfy the need for metals in the industrialized world, while at the same time:
•	recognizing modern demands for high standards of environmental protection, land use and reclamation, corporate social responsibility, and health and safety
•	contributing to conditions for both present and future social and economic development.

Lundin Mining’s Undertaking
Lundin Mining’s goal is to be a leader in the discovery, acquisition and development of mineral resources. It is the Company’s ambition, that our presence shall be proven as beneficial for the local society wherever we operate.
     Accordingly we will, in all our operations, develop and apply work practises that meet the highest requirements for health, safety, environmental protection and all other aspects of social responsibility. Statutory requirements will provide the basis for our work practices, but we will strive to exceed these wherever reasonable.
     Lundin Mining is a rapidly growing company with operations in several countries. Therefore, we need a comprehensive set of internal regulations to maintain appropriate standards. . Standards for environmental management and for health and safety constitute our internal set of regulations, along with routines for regular internal auditing of these aspects. Improvements to relevant components of the Company’s management system are implemented regularly or whenever the need is identified.
     In 2006, we published our first annual sustainability report, containing comprehensive information on Lundin Mining’s performance in health and safety, environmental protection and social responsibility. Local sustainability reports were also produced by each of the operations. These reports constitute the basis for improved and developed communication of our sustainability performance also for the year 2007.

Environment Protection, compliance and Social Responsibility
Lundin Mining is committed to using modern technology, well established and well communicated work practises, and skilled, well educated and responsible employees to meet two goals:

•	to limit the impact of all activities such that no harm is caused to the surrounding environment or to our neighbours
•	to carry out closure of our operations and reclamation of the areas in which they are located in a manner that mini-mises the risk of any negative impact and enables those areas to be recognised as future assets.

All of Lundin Mining’s operations hold the required permits for their activities.
     Any non-compliances are managed in consultation with the relevant authorities and where necessary with third parties.

Qualified Persons
Mineral Reserves and Resources
Lundin Mining’s Corporate Resource Geologist, Mr. Neil Burns is the Qualified Person (QP as per NI 43-101 reporting and disclosure requirements) for the preparation of the 2007 Resource and Reserve estimates. Mr. Burns is a Professional Geologist and a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC).
Additional QPs with involvement in the individual operations are as follows: Neves Corvo Nelson Pecheco, Carlos Moreira; Zinkgruvan Per Hedström, AusIMM, Lars Malmström, AusIMM; Storliden Adam Wheeler, C.Ing, Eur,Ing, MIMM and Boliden staff; Aljustrel Guy Lauzier, PEng, Bob Carmichael, PEng; Aguablanca Alan Noble, PE, Asuka Kagawa, AusIMM, Sonia Konopa, AusIMM; Galmoy Paul McDermott, EurGeol, Mike Lowther, Eur Geol; Tenke John Nilsson, PEng, Abdullah Arik, AusIMM, and Freeport McMoran staff.

Neves - Corvo
December 31, 2007	Tonnes ’000s	Copper (%)	Zinc (%)	Lead (%)
Mineral Reserves	Mineral Resources are inclusive of
Mineral Reserves. The 2007 Min-
eral Resources have been reported
above cut-off grades of 1.0% for
copper and 3% for zinc. The 2007
Mineral Reserves have been calcu-
lated at a cut-off of 1.6% for copper
					and 4.6% for zinc.
Proven, Copper	17,184	4.4	0.9	0.2
Probable, Copper	530	2.8	0.2	0.3
Proven & Probable, Copper	17,714	4.4	0.9	0.2

Proven, Zinc	19,072	0.4	6.1	1.2
Probable, Zinc	14,439	0.4	7.3	1.9
Proven & Probable, Zinc	33,511	0.4	6.6	1.5

Mineral Resources
Measured, Copper	19,239	5.1	1.0	0.3
Indicated, Copper	1,198	4.0	1.2	0.3
Measured & Indicated, Copper	20,437	5.1	1.0	0.3

Measured, Zinc	38,657	0.5	5.7	1.1
Indicated, Zinc	17,855	0.4	7.4	1.9
Measured & Indicated, Zinc	56,512	0.5	6.2	1.2

Inferred, Copper	3,338	3.4	0.8	0.2
Inferred, Zinc	20,456	0.5	4.6	1.4

Zinkgruvan
December 31, 2007	Tonnes ’000s	Zinc (%)	Lead (%)	Silver (g/t)	Copper (%)
Mineral Reserves	Mineral Resources are exclusive of
 Mineral Reserves. In 2007 Mineral
Resources and Mineral Reserves
were reported above 250 SEK NSR
cut-off. The NSR value was based
on metal prices of US$1,653/t for
zinc, US$3,307/t for copper, US$
992/t for lead, US$ 10/oz for silver
and an exchange rate of 7.75 SEK/
US$. Copper Mineral Resources
were reported above a cut-off of
						2.0% copper.
Proven, Zinc	8,306	10.3	5.5	114.0	—
Probable, Zinc	2,249	8.4	2.8	62.0	—
Proven & Probable	10,555	9.9	4.9	102.9	—

Mineral Resources
Measured, Zinc	553	6.3	0.9	24.0	—
Indicated, Zinc	3,677	9.3	4.5	109.0	—
Measured & Indicated, Zinc	4,230	8.9	4.0	97.9	—

Indicated, Copper	3,100	0.5	0.0	32.0	2.9

Inferred, Zinc	4,320	9.4	2.9	67.0	—
Inferred, Copper	770	0.2	0.0	20.0	2.8

33

Aljustrel
December 31, 2007	Tonnes ’000s	Copper (%)	Zinc (%)	Lead (%)	Silver (g/t)
Mineral Reserves	Mineral Resources are inclusive
 of Mineral Reserves. For 2007
the Resource and Reserve cut-off
grade for copper is 1.5% for all
deposits and the zinc cut-offs are
4.5%, 4.0% and 4.0% respectively
for the Feitais, Moinho and Estação
						deposits.
Probable, Zinc	13,130	0.2	5.6	1.8	62.9

Probable, Copper	1,664	2.2	1.0	0.3	14.6

Mineral Resources
Measured, Zinc	5,529	0.4	5.0	1.8	50.5
Indicated, Zinc	20,337	0.2	5.7	1.8	62.2
Measured & Indicated, Zinc	25,867	0.3	5.6	1.8	59.7

Measured, Copper	938	2.2	1.2	0.4	24.1
Indicated, Copper	5,271	2.1	0.9	0.2	13.9
Measured & Indicated, Copper	6,209	2.1	0.9	0.3	15.4

Inferred, Zinc	10,624	0.3	5.1	1.6	48.6
Inferred, Copper	2,204	2.1	0.7	0.2	11.7

Aguablanca
December 31, 2007	Tonnes ’000s	Nickel (%)	Copper (%)
Mineral Reserves	Mineral Resources are inclusive
 of Mineral Reserves. The 2007
in-pit Resources and Reserves
have been reported above a 0.2%
nickel cut-off. The 2007 under-
ground Resources are reported
above a 0.3% nickel cut-off and
the Reserves above a 0.5% nickel
				cut-off.
Proven	6,337	0.64	0.51
Probable	4,339	0.59	0.47
Proven & Probable	10,676	0.62	0.49

Mineral Resources
Measured	7,922	0.64	0.53
Indicated	5,809	0.61	0.51
Measured & Indicated	13,731	0.62	0.52

Inferred	2,656	0.41	0.32

Storliden
December 31, 2007	Tonnes ’000s	Zinc (%)	Copper (%)	Gold (g/t)	Silver (g/t)
Mineral Reserves	The 2007 Storliden Reserve esti-
 mate was reported above a NSR
cut-off of 400 SEK. The 2007 NSR
value is based on metal prices of
US$ 2,381/t for zinc, US $ 6,923/t
for copper, US$ 2,513/t for lead,
US$ 855/oz for gold, US $ 14.12/
oz for silver and an exchange rate of
						6.1 SEK/US$.
Proven	112	5.6	1.3	0.3	19.0

34

Galmoy
December 31, 2007	Tonnes ’000s	Zinc (%)	Lead (%)	Silver (g/t)
Mineral Reserves	Mineral Resources are exclusive of
 the Mineral Reserves. In 2007 the
Mineral Reserve reported above a
cut-off grade of 6% zinc equivalent
and the Mineral Resources above
a cut-off of 4.5% zinc equivalent.
Zinc equivalency is based on the
					formula of ZnEq = Zn+0.5xPb.
Proven	1,877	16.1	4.6	44.3
Probable	143	12.3	1.4	10.1
Proven & Probable	2,020	15.8	4.4	41.9

Mineral Resources
Measured	1,435	15.3	3.6	36.8
Indicated	510	13.9	2.2	15.6
Measured & Indicated	1,945	14.9	3.2	31.3

Inferred	33	13.2	0.9	8.0

Tenke Fungurume
December 31, 2007	Tonnes ’000s	Total copper grade (%)	Total cobalt grade (%)
Mineral Reserves	Lundin Mining has a 24.75% equity
 interest in the Tenke Fungurume
project, with Freeport-McMoran
as operator. Mineral Reserves are
reported at a 1.3% copper equiva-
lent cut-off based on metal prices
of US$2,646/t for copper and
US$26,455/t for cobalt. Mineral
Resources are reported at 1% Cu
equivalent cut-off based on a ratio
				of 5.7 to 1 cobalt to copper.
Proven	56,000	2.11	0.36
Probable	44,000	2.47	0.30
Proven & Probable	100,000	2.27	0.33

Measured Resources
Oxide	58,551	3.57	0.34
Mixed	64,658	3.27	0.33
Sulfide	3,107	4.37	0.36
Total	126,316	3.44	0.33

Indicated Resources
Oxide	33,714	2.69	0.33
Mixed	74,137	2.42	0.26
Sulfide	937	3.75	0.43
Total	108,788	2.52	0.28

Measured & Indicated Resources
Oxide	92,256	3.25	0.34
Mixed	138,795	2.82	0.29
Sulfide	4,044	4.22	0.37
Total	235,104	3.01	0.31

Inferred Resources
Oxide	70,152	2.75	0.20
Mixed	176,043	2.61	0.20
Sulfide	17,557	1.82	0.13
Total	263,752	2.60	0.19

35

Board of Directors and Senior Executives

1 Colin K. Benner, P.Eng.
Director
• Born 1944. • Board member since 2006. • Other board duties: Major Drilling Group, International Inc., Lara Explorations Ltd., Tahera Diamond Corp., Gold Hawk Resources Inc.; Skye Resources Inc., Sherwood Copper Corp., Aurelian Resources Inc. and Chairman of PBS Coals, Corp. • Graduate of the Haileybury School of Mines, Canada. • Shares in Lun-din Mining: 50,668. • Incentive stock options: Nil.

2 Donald Charter, Director
• Born 1956. • Board member since 2006. • Other Board duties: Dundee REIT, IAMGold Corporation, Great Plains Exploration Inc., Baffinland Iron Mines Corporation. • B.A. (hons.) and LLB both from the McGill University. • Shares in Lundin Mining: 11,424. • Incentive stock options: 142,800.

3 John H. Craig, Director
• Born 1947. • Board member since 2003. • Other board duties: Denison Mines Corp., Canadian Gold Hunter Corp., Tanganyika Oil Company Ltd. Suramina Resources Inc and Ata-cama Minerals Corp. • Bachelor of Arts (Economics) and Bachelor of Laws from the University of Western Ontario, Canada. • Shares in Lun-din Mining: 61,849. • Incentive stock options: 56,500.

4 Brian D. Edgar, Director
• Born 1950. • Board member since 1994. • Other board duties: Board member, President and CEO of Dome Ventures Corporation, Board member of Bayou Bend Petroleum Ltd., Den-ison Mines Corp., Lucara Diamond Corp., New West Energy Services Inc., Pearl Exploration and Production Ltd. and Red Back Mining Inc. • Law degree and Arts degree from University of British Columbia, Vancouver, Canada. • Shares in Lundin Mining: 30,000 • Incentive stock options: nil.

5 David Mullen, Director
• Born 1955. • Board member since 2006. • Other Board duties: Gold-Ore Resources Ltd., HSBC Capital (Can-ada) Inc. and HSBC Capital (USA) Inc. • Master Degree in Business Administration from University of Western Ontario, and Bachelor of Commerce Degree from University of British Columbia, Canada. • Shares in Lun-din Mining: 8,466. • Incentive stock options: 57,120.

6 Anthony O’Reilly Jnr,
Director
• Born 1966. • Board member since 2005. • Chief Executive of Providence Resources Plc. • Other board duties: Independent News & Media PLC and Zenergy Power Plc. • BA degree – Economics and History – from Brown University, Rhode Island, USA. • Shares in Lundin Mining: 65,634. • Incentive stock options: nil.

7 Dale C. Peniuk, C.A., Director
• Born 1959.  • Board member since 2006. • Other board duties: Corriente Resources Inc., Quest Capital Corp., Rainy River Resources Ltd., Reservoir Capital Corp. and Q2 Gold Resources Inc. • Bachelor of Commerce degree from the University of British Columbia, Vancouver, • Canada. Shares in Lundin Mining: nil. • Incentive stock options: 142,800.

8 William A. Rand, Lead Director
• Born 1942.  • Board member since 1994. • Other board duties: Board member and Chairman of Pender Financial Group Corporation, Board member of Canadian Gold Hunter Corp., Denison Mines Corp., Dome Ventures Corporation, Lundin Petroleum AB, New West Energy Services Inc., Suramina Resources Inc., Tang-anyika Oil Company Ltd., Vostok Gas Ltd. and Vostok Nafta Investment Ltd. • Commerce degree (Honours Economics) from McGill University. Law degree from Dalhousie University. Master of Law degree in International Law from the London School of Economics. • Shares in Lundin Mining: 223,424. • Incentive stock options: nil.

9 Lukas H. Lundin, Chairman
• Born 1958.  • Board member since 1994. • Other board duties: Chairman of Red Back Mining Inc., Denison Mines Corp., Vostok Nafta Investment Ltd., Vostok Gas Ltd., Tanganyika Oil Co. Ltd., Canadian Gold Hunter Corp. Board member of Lundin Petroleum AB, Pearl Exploration and Production Ltd., Lucara Diamond Corp., Atacama Minerals Corp. • Graduate from New Mexico Institution of Mining, Technology and Engineering. • Shares in Lundin Mining: 559,311. • Incentive stock options: Nil.

10 Philip Wright,
Director/President & CEO
• Born 1953.  • Board member since 2008. • Other board duties: Nil. • Qualified as a Chartered Accountant, Graduate Diploma of Applied Finance & Investment, Harvard Business School (PMD), USA. • Shares in Lundin Mining: nil. • Incentive stock options: 600,000 (as at January 16, 2008).

Board committees
• Audit Committee: Dale Peniuk, Bill Rand, Don Charter. • Corporate Governance Committee: Colin Benner, John Craig, Brian Edgar, David Mullen. • Human Resources/Compensation Committee: Lukas Lundin, Anthony O’Reilly Jnr, David Mullen, Don Charter. • Environment, Safety and Health Committee: Brian Edgar, Anthony O’Reilly Jnr.

36

A Philip Wright,
Director/President & CEO
• President & CEO • Born 1953. • Employed by Lundin Mining since 2008. • See Board of Directors.

B Anders Haker
• Vice President and Chief Financial Officer • Born 1961. • Employed by Lundin Mining since 2005. • B.Sc. in Business Administration from the University of Uppsala, Sweden. • Shares in Lundin Mining: nil. • Incentive stock options: 240,000.

C João Carrêlo
• Executive Vice President Mining & Chief Operating Officer • Born 1959. • Employed by Lundin Mining since 2006. • Graduate mining engineer with a MBA. • Shares in Lundin Mining: Nil. Incentive stock options: 606,720.

D Neil O’Brien
• Senior Vice President, Exploration and Business Development • Born 1960. • Employed by Lundin Mining since 2005. • Ph.D. in Geological Sciences from Queens University, Ontario, Canada. • Shares in Lundin Mining: 59,500. • Incentive stock options: 240,000.

E Paul Conibear
• Senior Vice President Projects • Born 1958. • Bachelor of Applied Science – Civil Engineering, University of Waterloo, Ontario, Canada. • Employed by Lundin Mining since 2007. • Shares in Lundin Mining: 585,347. • Incentive stock options: 270,000.

F Manfred Lindvall
• Vice President Environment, Health and Safety • Born 1952. M.Sc. in Mining and Metallurgy; Engineering Licentiate in Applied Geology from Luleå University of Technology, Sweden. • Employed in Lun-din Mining since 2006. • Shares in Lun-din Mining: Nil. • Incentive stock options: 150,000.

G Mikael Schauman
• Vice President Marketing • Born 1959. • Employed by Lundin Mining since 2006. • BA in Finance from Stockholm School of Economics, Sweden. • Shares in Lun-din Mining: Nil. • Incentive stock options: 120,000.

H Wojtek Wodzicki
• Vice President Strategic Partnerships • Born 1963. • Ph.D. in Geology from University of Arizona, USA. • Employed by Lundin Mining since 2007. • Other board duties: Director Sanu Resources Ltd. • Shares in Lundin Mining: Nil. • Incentive stock options: 120,000.

I Barbara Womersley
• Vice President Human Resources • Born 1975. • Bachelor of Commerce, University of Victoria, Canada. Management Certifi-cate in Human Resources, British Colum-bia Institute of Technology, Canada. Cer-tified Human Resource Professional • Employed by Lundin Mining since 2007. • Shares in Lundin Mining: Nil. • Incentive stock options: 120,000.

J Kevin Hisko
• Corporate Secretary • Born 1958. • Partner, McCullough O’Connor Irwin LLP, Vancouver. • Shares in Lundin Mining: Nil. • Incentive stock options: Nil.

37

Corporate governance practices

Board of Directors
The board of directors (the “Board”) is primarily responsible for supervising the management of the Company’s business and affairs. Its authority is determined by the provisions of the Canada Business Corporations Act and by the Company’s By-laws. In addition, the Board’s activities are governed by a set of procedural rules which are adopted by the Board. The Board regularly reviews its guidelines and policies and, not less than annually, considers how its corporate governance practices align with guidelines established by the regulatory authorities having authority, including the Toronto Stock Exchange.
      At the 2007 Annual and Special Meeting held on June 18, 2007 ten members were elected to the Company’s Board. At the Board’s initial meeting, also held on June 18, 2007, the directors appointed various senior officers including Lukas Lundin as Chairman of the Board and Colin Benner as Vice Chairman.
      At a meeting of the directors held on January 16, 2008 the Board accepted Mr. Benner’s resignation as Vice Chairman of the Corporation and appointed William A. Rand as lead director of the Board of Directors.
      The Board meets as required to conduct its business, which includes the approval of the quarterly and annual audited financial statements of the Company. The Company’s Corporate Secretary, who also acts as external corporate counsel to the Company, attends at all meetings of the Board and most meetings of the Board’s Committees.
      The Board’s Chairman, together with

the lead director, is responsible for the management, development and effective performance of the Board, for monitoring the Company’s development through regular contact with the President and CEO, and for ensuring that the Board regularly receives reports concerning the development of the Company’s business and operations, including progress in respect of profits, liquidity and significant contractual matters.
      At the June 18, 2007 meeting of the Board of Directors, the Board appointed certain directors to the Board’s four standing committees, each of which has its own charter and delegated responsibilities.

Audit Committee
The Audit Committee is comprised of three Board members, each of whom is independent of the Company. The Audit Committee, which meets at least five times per year, oversees the Company’s accounting and financial reporting processes, systems of internal controls and the audits of the Company’s financial statements and reviews the Company’s quarterly and annual financial statements.

Human Resources/
Compensation Committee
The Human Resources/Compensation Committee is comprised of three non-executive members of the Board and the Board’s Chairman. The Human Resources/Compensation Committee is responsible for administering the Company’s executive compensation program, and meets not less than annually to receive information concerning, and to determine matters relating to, executive compensation.

Corporate Governance and
Nominating Committee
This Committee is comprised of four non-executive Board members and assists the Board in identifying qualified individuals for Board membership, develops and implements corporate governance guidelines, and reports annually to the Corporation’s shareholders on the Corporation’s system of corporate governance.

Environment, Safety and
Health Committee
This Committee is comprised of three non-executive Board members and assists the Board in the development and implementation of the Corporation’s environmental policies and the activities of the Corporation as they relate to the health and safety of the Corporation’s employees.

Board Committees
Audit Committee: Dale Peniuk, Bill Rand and Don Charter. Corporate Governance and Nominating Committee: John H. Craig, Colin K. Benner, Brian Edgar and David Mullen. Human Resources/ Compensation Committee: Lukas Lun-din, Anthony O’Reilly Jnr, David Mullen and Don Charter. Environment, Safety and Health Committee: Brian Edgar and Anthony O’Reilly Jnr. (and one vacancy)

Auditors
PricewaterhouseCoopers LLP, Vancouver, B.C., Canada has been Lundin Mining’s auditors since November 2006.

38

Management’s discussions and analysis
(Amounts in United States Dollars unless otherwise indicated) Years ended december 31, 2007 and 2006

The following Management’s Discussion and Analysis (“MD&A”) of Lundin Mining Corporation (“Lundin” or the “Company”) has been prepared as of March 31, 2007 and is intended to supplement and complement the accompanying audited Consolidated Financial Statements and Notes for the year ended December 31, 2007.
         Please also refer to the cautionary statement of forward-looking information at the end of the MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com and the Company’s website at www.lundinmining.com. All the financial information in this MD&A is in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all dollar amounts in the tables, including comparatives, are expressed in thousands of US dollars, unless otherwise noted.

Amendment
As disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007, the Company determined that an incorrect income tax rate had been used to calculate the current and future income taxes related to its Portuguese operations since the EuroZinc Mining Corporation (“EuroZinc”) acquisition on October 31, 2006. The preferential tax rate applicable to enterprises operating in lesser developed inland regions of Portugal is applicable to a de minimus amount of income over a three year period. The Company had applied this rate to all income earned in the region and to all future income tax balances arising from temporary differences between book and tax values on net assets. The amendment resulted in changes to the purchase price allocation on the EuroZinc acquisition and applying the correct Portuguese tax rate on current and future income taxes since acquisition. A summary of the impact of the change in tax rates on information previously reported by the Company is set out below:

	Previously Reported	Adjustments	Amended
Consolidated Balance Sheets
as at December 31, 2006
Total assets	$2,829,600	$50,528	$2,880,128
Total liabilities	699,832	51,929	751,761
Shareholders’ equity	$2,129,768	$(1,401)	$2,128,367
Consolidated Statements of Operations for the year ended December 31, 2006
Earnings before income taxes	$205,091	$615	$205,706
Current income taxes	(50,291)	(2,160)	(52,451)
Future income taxes	(1,851)	144	(1,707)
Net earnings for the year	$152,949	$(1,401)	$151,548
Basic earnings per share	$1.02	$(0.01)	$1.01
Diluted earnings per share	$1.01	$(0.01)	$1.00

Overview
Lundin Mining is a Canadian-based international mining company that owns the Neves-Corvo copper/zinc mine and the Aljustrel zinc mine in Portugal, the Zink-gruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland, the Aguablanca nickel/copper mine in Spain and the Storliden, copper/zinc mine in Sweden. The Company operates all its mines with the exception of the Storliden mine, which is operated under contract with Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper/cobalt project under development in the Democratic Republic of Congo (“DRC”) and a 49% equity interest in the Ozernoe Project in eastern Russia, one of the largest undeveloped zinc/lead projects in the world.

Recent Developments and Highlights
Impairment Charges
After tax impairment charges of $491.9 million ($543.1 million less a future income tax recovery of $51.2 million) were recorded in the fourth quarter of 2007. The impairment charges include a $350.0 million write-down of goodwill are attributable to the merger with EuroZinc ($327.7 million) and the acquisition of Rio Narcea ($ 22.3 million) and asset impairment charges on the Aljustrel mine carrying value

$193.1 million ($141.9 million after-tax). These impairment charges were due primarily to the decline in both the US dollar against the Euro and nickel prices. The Company’s operations in Europe incur operating and capital costs in Euro while revenue from concentrate sales is denominated in US dollars.

Production commenced at the Aljustrel mine
On December 16, 2007, after fourteen years under a care and maintenance program, the Company started to process run of mine ore from the Moinho ore body and to produce zinc concentrates. Management expects to start producing zinc and lead concentrates from the Feitais ore body during the second half of 2008. Initially, Feitais production was scheduled to start production in the second half of 2009. The Feitais ore body has a higher content of recoverable lead and silver, which will provide by-product credits. Aljustrel is expected to reach full production during the first quarter of 2009 at a targeted annual rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver. All silver contained in concentrate produced at Aljustrel is subject to a 2007 silver sales agreement with Silverstone Resources Corp. (“Silverstone”).

Phil Wright appointed President and CEO of Lundin Mining Corporation
On January 16, 2008, Mr. Phil Wright was appointed President and Chief Executive Officer of Lundin Mining Corporation and joined the Board of Directors of the Company. Mr. Wright is an experienced Chief Executive with expertise in operations, large-scale feasibility studies and project management. He has post-graduate finance qualifications, is a graduate of Harvard’s School of Business (PMD) and is a Fellow of the Australian Institute of Company Directors and the Financial Services Institute of Australasia.

Announcement of Normal Course Issuer Bid
On December 19, 2007, the Company announced a Normal Course Issuer Bid (“NCIB”) to acquire up to 19,620,139 shares or 5% of the Company’s then outstanding common shares on the open market through the facilities of the Toronto Stock Exchange (the “Exchange”) in accordance with Exchange policies. In accordance with Exchange policies, the duration of the NCIB will be no more than one year, commencing December 21, 2007. Daily purchases made by the Company cannot exceed 630,208 common shares. Any shares purchased by the Company will be cancelled.
          As at March 26, 2008, 2,150,700 shares had been purchased in the normal course issuer bid at an average price of $8.76 CAD.

Developments in the Tenke Fungurume Copper Project
During the fourth quarter of 2007, Freeport McMoRan Copper & Gold Inc. (“Free-port”), the project operator provided updated direct capital cost estimates totalling $900 million. Production is scheduled to commence in 2009. In the face of rising costs, Freeport is monitoring costs carefully to optimize expenditures; however, the Company do expect costs to rise. Lundin and Freeport have a 30/70 cost interest in the project, respectively. Ongoing development costs are being funded by shareholders’ loans and advances pending the outcome on the bank negotiations for a large limited recourse debt facility. Negotiations regarding the bank financing are likely to be delayed until a resolution has been reached with the government of the Democratic Republic of Congo (“DRC”) regarding their review of all project mining agreements in the DRC.
          Until a resolution has been reached with the DRC government with respect to their review of the Tenke Fungurume agreements, the carrying value of the Company’s investment in the Tenke Fungurume project is subject to uncertainty.

39

Selected Annual Information

Fiscal years ended December 31,
(in millions of US dollars, except for per share amounts)

	2007	2006	2005
		(Amended)
Sales	1,059.7	539.7	192.1
Net earnings (loss) for the year	(154.2)	151.5	30.0
Earnings (loss) per share, basic (i)	(0.46)	1.01	0.26
Earnings (loss) per share, diluted (i)	(0.46)	1.00	0.26
Cash provided by operations	425.7	247.2	66.7
Non-current liabilities	852.5	501.1	120.5
Total assets	4,710.8	2,877.2	406.8

Earnings (loss) per share have been calculated to give effect to the three-for-one stock split on February 5, 2007 from the beginning of the first period presented.

Selected Quarterly Financial Information
Three Months Ended
($000’s, except per share data)	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-06
		(Amended)	(Amended)	(Amended)	(Amended)
Sales	$253,110	$292,757	$319,935	$193,920	$236,072	$98,941	$112,918	$91,798
Net earnings (loss) for the period	(436,605)	76,591	153,777	52,080	62,189	30,737	37,161	21,461
Earnings (loss) per share, basic (i)	(1.11)	0.20	0.54	0.18	0.27	0.25	0.30	0.18
Earnings (loss) per share, diluted (i)	$(1.11)	$0.20	$0.54	$0.18	$0.27	$0.25	$0.30	$0.17

(i)
The  earnings (loss) per share determined separately for each quarter. As a result of using different weighted average number of shares outstanding the sum of the quarterly amounts may differ from the year to date amount, as disclosed in previously filed interim consolidated financial statements. Earnings (loss) per share have been calculated to give effect to the three-for-one stock split on February 5, 2007 from the beginning of the first period presented.

Summary of Operations

Metal Produced — Own Production
		Years ended December 31,
		2007	2006	Change
Copper	Neves-Corvo	90,182	13,449	571%
(tonnes)	Storliden	3,870	10,642	-64%
	Aguablanca	3,068	—
	Total	97,120	24,091	303%
Zinc	Neves-Corvo	24,163	3,634	565%
(tonnes)	Zinkgruvan	68,441	75,909	-10%
	Storliden	13,944	27,824	-50%
	Galmoy	45,282	60,055	-25%
	Aljustrel	190	—
	Total	152,020	167,422	-9%
Lead	Zinkgruvan	33,580	31,850	5%
(tonnes)	Galmoy	10,980	13,256	-17%
	Total	44,560	45,106	-1%
Nickel	Aguablanca	3,270	—
(tonnes)	Total	3,270	—
Silver	Neves-Corvo	852,448	115,606	637%
(ounces)	Zinkgruvan	1,756,074	1,760,907	0%
	Galmoy	129,276	131,797	-2%
	Total	2,737,798	2,008,310	36%

Metal Produced — by Mine*
		Years ended December 31,
		2007	2006	Change
Copper (tonnes)	Neves-Corvo	90,182	78,576	15%
	Storliden	3,870	10,642	-64%
	Aguablanca	6,281	6,616	-5%
	Total	100,333	95,834	5%
Zinc (tonnes)	Neves-Corvo	24,163	7,505	222%
	Zinkgruvan	68,441	75,909	-10%
	Storliden	13,944	27,824	-50%
	Galmoy	45,282	60,055	-25%
	Aljustrel	190	—
	Total	152,020	171,293	-11%
Lead (tonnes)	Zinkgruvan	33,580	31,850	5%
	Galmoy	10,980	13,256	-17%
	Total	44,560	45,106	-1%
Nickel (tonnes)	Aguablanca	6,630	6,398	4%
	Total	6,630	6,398	4%
Silver (ounces)	Neves-Corvo	852,448	645,521	32%
	Zinkgruvan	1,756,074	1,760,907	0%
	Galmoy	129,276	131,797	-2%
	Total	2,737,798	2,538,225	8%

*
Although the consolidated operating results only reflect post-acquisition metal production from Neves-Corvo and Aguablanca on November 1, 2006 and July 17, 2007 respectively, for comparative purposes, this table includes 100% of 2006 and 2007 metal production from those mines.

40

Metal Sold and Payable*

Years ended December 31,

(100% of production)		2007	2006	Change
Copper (tonnes)	Neves-Corvo	86,180	12,977	564%
	Storliden	3,672	10,642	-65%
	Aguablanca	2,685	—
	Total	92,537	23,619	292%
Zinc (tonnes)	Neves-Corvo	20,927	3,576	485%
	Zinkgruvan	57,020	78,716	-28%
	Storliden	11,852	27,824	-57%
	Galmoy	37,623	59,197	-36%
	Total	127,422	169,313	-25%
Lead (tonnes)	Zinkgruvan	35,160	29,438	19%
	Galmoy	9,881	14,042	-30%
	Total	45,041	43,480	4%
Nickel (tonnes)	Aguablanca	3,025	—
	Total	3,025	—
Silver (ounces)	Neves-Corvo	556,699	73,911	653%
	Zinkgruvan	1,827,576	1,629,133	12%
	Galmoy	88,919	155,633	-43%
	Total	2,473,194	1,858,677	33%

*	This summarizes the metals sold and payable from the date of acquisitions of EuroZinc (October 31, 2006) and Rio Narcea (July 17, 2007).

Results of Operations
Sales
Sales increased $520 million or 96% to $1,059.7 million in 2007 compared with $539.7 million for 2006. Sales increases were generated as a result of the merger with EuroZinc on October 31, 2006 and the acquisition of Rio Narcea on July 17, 2007 and higher lead prices. These increases were offset by lower zinc production and sales at Zinkgruvan, Storliden and Galmoy mines. Zinkgruvan sold 28% fewer tonnes of zinc during 2007 due to a 19% lower average head grade compared to 2006, which resulted in a 10% decline in zinc metal production. Lower sales were expected at Storliden as the mine approaches closure while at Galmoy, labour issues in the first half of 2007 and back fill delays in the second half affected production and sales.

Expenses
Mining Operations
Mining operation costs increased $160.3 million or 73% to $379.3 million in 2007 compared with $219.0 million in 2006, which is not directly comparable. The increase in cost of sales was due primarily to the additions of the Neves-Corvo and Aguablanca mines and the decline in the US dollar against the Euro and SEK, which increased operating costs at Neves-Corvo, Zinkgruvan, Aguablanca and Galmoy mines by approximately $20 million.

Accretion of Asset Retirement Obligations and Other
Accretion of asset retirement obligation and provision for severance on mine closures totaled $9.1 million compared to $1.3 million in 2006. Increases in accretion of asset retirement obligation during 2007 were due to having incurred a full year’s accretion charge at the Neves-Corvo and Aljustrel mines compared with only two months in 2006 and Aguablanca mine since acquisition on July 17, 2007. In addition, the Company also increased its provision for severance obligations on mine closure.

Depreciation, Depletion and Amortization
Depreciation, depletion and amortization increased $101.3 million or 136% to $175.7 million for 2007 compared with $74.4 million in 2006. The increase is due to full year’s depreciation at Neves-Corvo for 2007 compared to only two months in 2006, depreciation of the mining assets at Aguablanca mine beginning on July 17, 2007 and the a 9% decline in the US dollar against the Euro.

General Exploration and Project Investigation
Exploration and project investigation costs for 2007 increased $25.5 million to $35.4 million compared with $9.9 million in 2006. The increase is the result of both the acquisitions of EuroZinc Mining in 2006 and Rio Narcea in 2007 combined with the increased spending on existing exploration in Sweden and Ireland. In 2007 the Company expensed $20.7 million on exploration in Portugal, $7.8 million in Sweden, $4.1 million in Ireland and $2.8 million in Spain.

Selling, General and Administration
Selling, general and administration costs were $30.8 million in 2007 compared with $17.1 million in 2006. This increase was due primarily to the costs associated with the Sarbanes Oxley (“SOX”) documentation and testing, higher travel costs as well as the additional personnel and administrative costs associated with the recent mergers and acquisitions.
   The Company has previously announced that several of its offices will be closed during 2008. Expected closure and other re-organization charges of up to $20 million will be weighted towards the second half of 2008.

Stock Based Compensation
Stock based compensation costs were $12.0 million in 2007 compared with $2.4 million in 2006. The increase relates to a comprehensive option grant during the third quarter 2007, smaller grants throughout the year to new employees and the amortization of the option expense for a full year related to the options granted to former EuroZinc employees during the fourth quarter of 2006.

Foreign Exchange Losses
Foreign exchange losses during 2007 totaled $18.6 million compared with $16.9 million in 2006. A weaker US dollar has negatively affected the foreign exchange account as the majority of the cash and short term deposits and trade receivables from our concentrate sales are either held or denominated in US dollars. The conversion of US dollars to the Euro or Swedish Kronor will result in a realized gain or loss and the fair valuing of the US dollar balances to the mine’s functional currency at the end of each reporting period will impact the unrealized gain or loss account.

Gains (losses) on Derivatives
Losses on derivatives consist of foreign exchange, forward metal sales and put and call option contracts in 2007 totaled $34.5 million compared with a gain of $0.4 million for the same period in 2006. The year-over-year change is largely attributable to rising price of lead throughout 2007.

Investment and Other Gains
Investment and other gains were from the sale of available-for-sale securities. Investment gains in 2007 were $78.0 million compared to $0.01 million in 2006. The significant gains realized in the current year related to the disposition of certain of the Company’s investments acquired for strategic purposes.

Impairment Charges
Impairment charges of $491.9 million ($543.1 million less a future income tax recovery of $51.2 million) were recorded in 2007 compared to $Nil in 2006. The impairment charges include a $350.0 million write-down of goodwill are attributable to the merger with EuroZinc ($327.7 million) and the acquisition of Rio Nar-cea ($22.3 million) and asset impairment charges on the Aljustrel mine carrying value $193.1 million ($141.9 million after-tax). These impairment charges were due primarily to the decline in both the US dollar exchange rate with the Euro and nickel prices. The Company’s operations in Europe incur operating and capital costs in Euro while revenue from concentrate sales is denominated in US dollars.
   All of the Company’s business units and investments will be subject to impairment testing in subsequent periods and adjusted if it is determined that additional amounts are not recoverable or prevailing conditions give rise to a situation indicating that it is more likely than not the fair value of assets subject to impairment testing or the ability to recover the carrying value of a group of assets from future cash flows is adversely affected. Circumstances that could lead to additional

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impairment charges include, but are not limited to lower than expected production levels, political instability, lower commodity prices, higher than expected operating costs, or sustained downward pressure on the US dollar over an extended period. Future impairment charges could have a significant impact on the Company’s consolidated financial position and reported earnings.

Current Income Taxes
Current income taxes for 2007 totaled $136.5 million compared with $52.5 million in 2006. The increase was attributable to higher taxable income and other tax provisions.

Future Income Taxes
Future income tax recovery for 2007 totaled $71.8 million compared with a future income tax expense of $1.7 million in 2006. The increased recovery was attributable primarily to a $51.2 million future tax recovery relating to the asset impairment charges recorded in 2007.

OPERATIONS
Neves-Corvo Mine
	Years ended December 31,
(100% of production)	2007	2006	Change
Ore mined, copper (tonnes)	2,184,205	1,951,557	12%
Ore mined, zinc (tonnes)	399,003	155,715	156%
Ore milled, copper (tonnes)	2,180,764	1,946,853	12%
Ore milled, zinc (tonnes)	396,719	147,674	169%
Grade per tonne
Copper (%)	4.8	4.6	5%
Zinc (%)	7.8	8.4	-8%
Recovery
Copper (%)	86	88	-2%
Zinc (%)	78	60	30%
Concentrate grade
Copper (%)	22.9	24.7	-7%
Zinc (%)	48.9	49.1	0%
Production (metal contained)
Copper (tonnes)	90,182	78,576	15%
Zinc (tonnes)	24,163	7,505	222%
Silver (ounces)	852,448	645,521	32%
Sales (000’s)	$621,088	$509,697	22%
Cash cost per pound*	$0.75	$0.78	-4%

*	Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership
On October 31, 2006, the Company merged with EuroZinc, the 100% owner of the Neves-Corvo mine. In order to present comparable mine data, the comparative 2006 figures and financial data has been presented from the beginning of 2006. The Company operating results as presented in the audited consolidated statements of operations only include the operating results since the merger.

Production
With the improvement to the system productivity now fully implemented, extraction and throughput rates continued at record levels in both the copper and zinc streams to increased metal output. Compared to 2006, the hoisting system utilization increased from 59.2% to 64.3%, increasing the effective hoisting rate from 474 tonnes per operating hour to 523 tonnes per operating hour. During 2007, the zinc ore cut off grade was reduced from 5.6% to 4.0%, which resulted in increased ore reserves at slightly lower average grade.
   The cash cost per pound of payable copper metal sold during 2007 decreased to $0.75 compared with $0.78 in 2006 owing to higher by-product revenue.

Zinkgruvan Mine
	Years ended December 31,
(100% of production)	2007	2006	Change
Ore mined (tonnes)	860,240	787,889	9%
Ore milled (tonnes)	875,556	787,003	11%
Grades per tonne
Zinc (%)	8.3	10.3	-19%
Lead (%)	4.4	4.6	-4%
Recovery
Zinc (%)	94	94	0%
Lead (%)	88	88	0%
Concentrate grade
Zinc (%)	54.0	54.0	0%
Lead (%)	76.1	75.0	1%
Production (metal contained)
Zinc (tonnes)	68,441	75,909	-10%
Lead (tonnes)	33,580	31,850	5%
Silver (ounces)	1,756,074	1,760,907	0%
Sales (000’s)	$206,067	$197,014	5%
Cash cost per pound of payable zinc sold*	$0.16	$0.54	-70%

*	Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production
The reduction in head grades was mainly due to a combination of the extraordinarily high grades produced in the fourth quarter of 2006 from the Burkland ore body, and the mining of lower than average grade areas at the Sävsjön ore body.
   The increased throughput for zinc did not compensate for the lower head grades during the year. All silver contained in concentrate produced at Zinkgruvan is subject to the 2004 Silver Wheaton Silver Sales Agreement.
   Cash cost per pound of payable zinc metal sold in 2007 decreased to $0.16 per pound compared with $0.54 per pound in 2006 due to higher lead by-product revenue. For details on the Zinkgruvan Copper Project, which lies adjacent to the existing Zinkgruvan ore deposits, see the Projects section of this report.

Storliden Mine
	Years ended December 31,
(100% of production)	2007	2006	Change
Ore mined (tonnes)	276,786	346,652	-20%
Ore milled (tonnes)	258,905	362,316	-29%
Grades per tonne
Copper (%)	1.6	3.2	-50%
Zinc (%)	5.9	8.5	-31%
Recovery
Copper (%)	91	91	0%
Zinc (%)	92	91	1%
Concentrate grade
Copper (%)	29.0	29.4	-1%
Zinc (%)	55.1	54.2	2%
Production (metal contained)
Copper (tonnes)	3,870	10,642	-64%
Zinc (tonnes)	13,944	27,824	-50%
Sales (000’s)	$56,354	$114,323	-51%
Cash cost per pound*	$(0.06)	$(0.27)	-78%

*	Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production
Management originally planned to close the Storliden mine during the third quarter of 2007 but due to the identification of additional ore in the Lower West and Upper East areas of the mine, operations continued throughout the year.

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   As the operation approaches closure, copper and zinc grades, as well as ore throughput are expected to decline. The mine closure is scheduled for the second quarter 2008. Total costs for the closure of the operations are expected to be less than $0.4 million, which has already been provided for as at December 31, 2007.
    The cash cost of payable zinc sold was increased to $(0.06) per pound for 2007 from $(0.27) per pound in 2006 due lower by-product revenue from copper increased the zinc cash costs in the current year.

Galmoy Mine
	Years ended December 31,
(100% of production)	2007	2006	Change
Ore mined (tonnes)	453,444	605,438	-25%
Ore milled (tonnes)	446,908	616,536	-28%
Grades per tonne
Zinc (%)	12.4	11.8	5%
Lead (%)	3.4	3.2	6%
Recovery
Zinc (%)	82	83	-1%
Lead (%)	72	67	7%
Concentrate grade
Zinc (%)	52.0	51.8	0%
Lead (%)	65.4	63.5	3%
Production (metal contained)
Zinc (tonnes)	45,282	60,055	-25%
Lead (tonnes)	10,980	13,256	-17%
Silver (ounces)	129,276	131,572	-2%
Sales (000’s)	$99,925	$119,223	-16%
Cash cost per pound*	$0.84	$0.90	-7%

*	Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production
Ore mined and milled in 2007 decreased over 2006 due primarily to restricted accessibility to areas due to low volume of backfill poured in combination with delayed setting of backfill (76,000 tonnes), unofficial industrial disputes (50,000 tonnes), and a slow start to the long hole program (35,000 tonnes). Zinc production was 25% below 2006 levels due to lower ore production, which was marginally offset by higher zinc feed grade. Higher lead recovery and higher lead feed grades notwithstanding, lead production was 17% below 2006 levels.
   Although zinc and lead head grades in 2007 showed an improvement over 2006, back fill delays in the high grade eastern stopes of the R ore body (15% Zinc) necessitated a rescheduling of the mining sequence, which detrimentally affected the average grades. Zinc recovery was 82% in 2007 as compared with 83% in 2006. Management focused on maintaining concentrate quality at the expense of lower recovery.
   The cash cost per pound of payable zinc sold decreased due to higher by-product credits for lead and lower treatment charges for zinc.

Aguablanca Mine
	Years ended December 31,
(100% of production)	2007	2006	Change
Ore mined (tonnes)	1,707,330	1,550,437	10%
Ore milled (tonnes)	1,668,959	1,486,800	12%
Grades per tonne
Nickel (%)	0.5	0.6	-13%
Copper (%)	0.4	0.5	-18%
Recovery
Nickel (%)	76	72	6%
Copper (%)	92	90	2%
Concentrate grade
Nickel (%)	7.3	6.6	11%
Copper (%)	6.9	6.8	1%
Production (metal contained)
Nickel (tonnes)	6,630	6,398	4%
Copper (tonnes)	6,281	6,616	-5%
Sales (000’s)	$126,668	$145,872	-13%
Cash cost per pound*	$7.23	$4.82	50%

*	Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

The production and financial figures presented in the table are for the twelve months ending December 31, 2007 and 2006. Sales for the five months ending December 31, 2007 were $75,838 since acquisition.

Ownership
On July 17, 2007, the Company purchased Rio Narcea Gold Mines, Ltd., the 100% owner of the Aguablanca mine. In order to present comparable mine data, the 2007 and 2006 production figures and financial data have been presented for the twelve months ended December 2007 and 2006. The Company operating results as presented in the audited consolidated statements of operations only include the operating results since acquisition on July 17, 2007.

Production
The cash cost per pound of payable nickel sold increased from $4.82 per pound in 2006 to $7.23 in 2007, which was anticipated due to higher stripping costs to remove overburden and high treatment charges. The treatment charges were pushed higher as the smelter’s price participation to higher nickel prices increased.

Aljustrel Mine Development Project
	Years ended December 31,
(100% of production)	2007	2006	Change
Ore mined (tonnes)	161,387	—	—
Ore milled (tonnes)	11,399	—	—
Grades per tonne
Zinc (%)	4.5	—	—
Recoveries
Zinc (%)	37	—	—
Production (metal contained)
Zinc (tonnes)	190	—	—

Production
The Phase I commissioning of the Aljustrel ore processing plant ramp-up stage started on December 16, 2007. The plant produced for a week before stopping for the Christmas holidays which permitted process and equipment adjustments and increased water treatment capacity. The plant performed well during Phase I and is now operating within the performance parameters expected in Phase II of the ramp up stage.
   In the Moinho ore body, production drilling commenced in November 2007. However, there was no stope blasting carried out in 2007 as the development ore stock pile was sufficient to meet requirements for Phase I of the ramp-up stage in the ore processing plant. Definition drilling is underway to better define future mining block sequences.

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    At the Feitais ore body, ramp development reached a depth of 210 meters, which is critical to the first ore mining sequence. Excavation to accommodate a crushing station and related coarse ore stockpile at the 190 meter level commenced in the fourth quarter. Initially, Feitais production was scheduled to start production in the second half of 2009. The Feitais ore body has a higher content of recoverable lead and silver, which will provide by-product credits. Aljustrel is expected to reach full production during the first quarter of 2009 at a targeted annual rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver. All silver contained in concentrate produced at Aljustrel is subject to a 2007 silver sales agreement with Silverstone.
    The operating license was obtained during the fourth quarter. Negotiations are still underway with the national rail company to finalize the reconstruction of the rail spur to service the plant and transport concentrate to the port of Setúbal. During the reconstruction phase, alternate transport to the port has been secured.

Project Highlights
Ozernoe Project
Feasibility studies on the Ozernoe project in the Republic of Buryatia, Eastern Sibe-ria, Russia progressed during 2007. Priorities included additional infill and step out ore deposit drilling, confirmatory metallurgical sampling and testing, commencement of a formal independent party feasibility study and establishment of on-site infrastructure to enable the project to advance.
    International independent consultants were retained in the first half of 2007 to advance mineral resource and ore reserve modelling, to complete the overall project feasibility study, and to determine environmental and social impact assessments. Particular highlights or initiatives successfully concluded on the project included the conduct of environmental seminars with local, regional and federal stakeholders on mitigation of project impact, mineral deposit drilling where preliminary indications of resource modelling confirm the previous work by others and initial independent metallurgical test work which also is progressing according to expectations.
    To facilitate further progress on the project, a 350 person construction camp was constructed at the site, local roads improved, and a bridge across a local river was installed to support both project access and improved year round transportation for the local population in the Ozernoe area. A weather station was installed, base line metallurgical work commenced, and other social and environmental impact assessments initiated. Headed by a Social Committee which included representatives of the local citizens and the major municipal and regional government authorities, a number of social programs were conducted in the areas of medical support, education and training.
    During the fourth quarter of 2007, the focus of work was on starting size throughput studies considering as a minimum a 6 million tonne per annum initial mill feed rate. Ore reserve drilling also advanced with the objective of updating overall mineral resource statements in the first half 2008. Metallurgical testing significantly advanced during the fourth quarter 2007 at both Russian and offshore laboratories. Ground water supply wells were drilled and tested to investigate the hydro-geologic regime.
    Project progress has been slower than desired and in order to address this delays and other perceived short-comings, a new Project Director has been hired in January 2008. This appointment addresses some of the issues on the project. Certain milestones contained within the mineral license are under negotiation. These milestones need to be extended and, while there is no indication that such extensions will not be given, there is no guarantee that these extensions will be granted.
     The recoverability of the Ozernoe property is dependent upon the discovery of economically recoverable reserves, preservation and confirmation of the Joint Venture Company’s licensed interests in the underlying mineral claims, the ability of the Joint Venture Company and the Joint Venture partners to obtain the necessary financing to complete the project, and future profitable production or alternatively, upon the Company’s ability to dispose of the interest on an advantageous basis. Changes in future conditions of ownership, if any, could result in material reductions to the carrying value of the Ozernoe property.
    The historic resource for Ozernoe is reported as 157 million tonnes grading 5.2%

zinc and 1.0% lead making it one of the largest undeveloped open-pitable sulphide zinc resources worldwide.

Tenke Fungurume Project
Under Freeport’s direction, as project manager, construction advanced during 2007 on the world class Tenke Fungurume copper/cobalt project in southern Katanga Province, DRC. The first phase of production facilities is designed to produce 115,000 tonnes of copper cathode and a minimum 8,000 tonnes of cobalt in hydroxide and cathode metal annually. Progress was made on completion of the first phases of construction camp facilities. Major civil works for access roads and the rough grading of the plant site area were substantially completed. Concrete installation was initiated and steel plate work erection of leach and CCD tankage has commenced. Structural steel erection for the truck shop commenced. Commissioning of the continuous miner and subsequent operator training started with the pre-stripping of the Kwatebala deposit.
    As at the end of 2007, more than 60% of the project design engineering and more than 70% of equipment purchases were completed. Construction progress approached the 17% completion point with construction work force in excess of 1,200 workers.
    Offsite work is also in progress with Freeport advancing the Lundin/Freeport commitments to refurbish local hydro power generating capabilities by rebuilding several generators at the Nseke Power Station, west of the Tenke Fungurume concessions towards Kolwezi. This investment will provide a dramatic improvement to the regional power infrastructure. The project also invested in national highway upgrades in the Tenke Fungurume vicinity. More than 20 micro enterprise businesses were started, aided by project funding to encourage local entrepreneurial and commercial development in the region.
    During the fourth quarter 2007, Freeport announced updated capital costs with the latest estimated direct capital cost rising to $900 million. Copper production is now expected in 2009. Estimated cost of the project continues to be monitored to mitigate further cost increases; however, additional cost escalation cannot be ruled out.
    In connection with a long announced Government Policy to review all mining agreements in the DRC, the Ministry of Mines recently made a formal request for further discussion with TFM regarding the TFM Project partnership with Gecamines. Included in the request for discussion are such matters as the quantum of transfer payments to the DRC, the percentage of Government ownership in the TFM Project, the degree of Gecamines involvement in the management of the TFM Project, regularization of certain issues under Congolese law, and the implementation of social plans.
    In mid-2002, the DRC parliament approved a World Bank sponsored new DRC Mining Code which largely replaced the legacy approach to DRC government/ investor mineral property ownership (such as existed with partnerships with the State mining organization - Gecamines). DRC mineral property partnerships were previously characterized as with Tenke Fungurume’s agreements by a regime of high DRC Government/Gecamines shareholding interest and up front asset transfer payments, schedule obligations and minimum production starting sizes, in combination with essentially complete exemptions on taxes and duties for the life of mine.
    The new DRC Mining Code is characterized by a regime of minimal government related share ownership (5%), a full suite of corporate income tax (30%), metal export (1% of net sales “NSR”) and expatriated dividend (10%) taxes, metal royalties (2% NSR for base metals), an extensive list of imported goods duties, and no requirements for project schedules nor minimum mine production sizes. In mid-2003 the Government of Transition came into full power in the DRC and at the unanimous request of relevant Ministers, the four vice-presidents and the Presidency of the Government, a proposal was submitted by the investing partners to amend existing agreements governing the development of the Tenke Fungurume Project, based on the commercial principles of the new DRC Mining Code.
    In the second half of 2003 and throughout 2004 numerous meetings were held with the new government and revised development proposals were submitted to Gecamines and government officials. Negotiations proceeded and in January 2005 the economic council of the DRC (Ecofin) recommended approval of the

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major terms of amendments to the Tenke Fungurume underlying ownership and development agreements. Under the direction of the Presidency, in mid-2005 an Inter-Ministerial Committee was established to support finalization of amended terms and Tenke Fungurume agreements. Between September and November 2005 amended agreements for the development of the Tenke Fungurume project were completed and formally approved by Gecamines, then the relevant Ministers, the executive Council of Ministers of the Government of the DRC and further rati-fied by Presidential decree. These final agreements govern through the subsidiaries of Lundin Mining Corporation, Phelps Dodge (Freeport), Gecamines’ and the DRC Government’s rights and obligations related to the Tenke Fungurume mineral concessions all in complete conformance to DRC and international law.
    The amended agreements resulted in an effective 24.75% interest in the Project for Lundin, 57.75% ownership by Freeport, as Operator, and 17.5% ownership by Gecamines. In addition to the commitment to develop the project under the full suite of DRC Mining Code, corporate, export and dividend taxes, metals royalties and duties noted above, sole funding investor’s Freeport and Lundin committed to Gecamine’s benefit, a total of $100 million in asset transfer payments ($65 million already paid, a further $5 million currently sits in escrow, and $10 million annually on the first three anniversaries of production). Furthermore, Lundin and Freeport made other commitments in excess of that required by the new DRC Mining Code including: starting production greater than 40,000 tonnes per annum (“tpa”) copper production (actual starting size is designed at 115,000 tpa); a special local annual social fund, effectively, doubling the local contribution from the DRC mining code royalty; technology transfer and training programs, and special involvement from Gecamines in various aspects of the project. In aggregate the amended terms are significantly better for DRC than if Tenke Fungurume project was developed exclusively under the DRC Mining Code, with more than half the value of the deposit over the long term aggregating to the DRC/Gecamines.
    The Company believes the TFM agreements with the Government are legally binding, all related issues have been duly addressed under Congolese law and the overall fiscal terms as previously negotiated and incorporated into the Congolese Mining Convention as Amended and Restated and that they exceed the requirements of the Congolese Mining Code. Freeport, as operator has made an appropriate response to the DRC Ministry of Mines.
    However, until a resolution can be reached between the partners, the carrying value of the Company’s interest is subject to uncertainty.

Neves-Corvo – Lombador Zinc Project
During the third quarter 2007 an internal study was conducted to support a request for a capital investment to conduct a feasibility study on the Lombador underground zinc deposit, which is directly adjacent to the Neves-Corvo mine in Portugal. If approved, Lombador will significantly expand the Company’s zinc production as it is developed. At the end of the third quarter, capital to undertake the completion of a final feasibility study was approved by the Board of Directors. Infill and resource expansion drilling continued on Lombador, and metallurgical test work of samples commenced towards year end. A feasibility study was initiated prior to year end with the intent to have this study in hand by December 2008, with a target to start mining Lombador in late 2011 or early 2012. Ultimate mining rate of Lombador is expected to reach 2 million tonnes per year.

Zinkgruvan Copper Project
During the third quarter of 2007, the Board of Directors approved a plan for development of the Zinkgruvan copper project. The plan targets a copper deposit lying adjacent to one of the Zinkgruvan zinc deposits. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility with a construction of a second underground crusher and ramp access down through the Cecilia west deposits. Prior to year end, ramp construction had started and underground drifting advanced. Successful metallurgical test work was conducted and plant design/supply/install contracts were tendered. Copper production from the Zinkgruvan copper deposit is targeted for 2010.

Exploration Highlights
Portugal
Neves-Corvo Mine Exploration (Copper, Zinc)
Exploration efforts during 2007 were focussed on the delineation of the Lombador South Zinc Zone. Drilling results exceeded expectations, resulting in a feasibility study for the Lombador Zinc Project. The results highlight the immediate exploration potential that exists within the mine lease. During the course of the Lombador exploration, zones of high-grade copper were also intercepted. Developing new copper resources is an exploration objective for 2008.

Aljustrel Mine Exploration (Copper, Zinc)
In 2007, drilling focussed on the Feitais deposit where the limit of the deposit was extended to the northwest, some inferred resources were infill drilled with the objective of upgrading to indicated resources and a new copper zone was discovered. Enlarging this copper zone will be an objective in 2008.

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)
At the Chança prospect, located near the Spanish border, drilling confirmed a large copper-bearing stockwork zone, but any existing massive sulphides appear to be faulted out. Other regional targets were also tested, including the Monte dos Mestres target, located near to the Neves Corvo mine, which intersected massive sulphides but of low grade. An airborne gravity survey conducted over portions of the regional concessions as well as the Neves Corvo and Aljustrel mine licenses will be used to target drilling next year in conjunction with ground geophysical techniques and geology.

Spain
Aguablanca Mine Exploration (Nickel, Copper)
The focus of exploration since the acquisition of Aguablanca in the third quarter 2007 has been the resource delineation of the Deep Body and the evaluation of the Main deposit’s underground potential. The drilling objective is to significantly increase the indicated resource of the Deep Body. Other near-mine targets will be further drill tested in 2008.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)
This regional belt hosts the Aguablanca deposit and is being systematically tested for other nickel-prospective intrusions. Drilling targets focussed on the more advanced Argallón and Cortegana exploration projects where encouraging broad zones of disseminated magmatic nickel sulphide mineralization were encountered, not unlike the low grade mineralized, outer zones of the Aguablanca deposit. An airborne electromagnetic survey was flown; conductors will be followed up next year with ground geophysics and drilling.

Toral Project, northwest Spain (Zinc, Lead, Silver)
Drilling confirmed the narrow but continuous nature of the known historic Zn-Pb-Ag resource and focussed on testing for up and down-dip extensions of the known historic resource with some success. Any additional work next year is pending review of all results.

Ireland
Galmoy Mine Exploration (Zinc, Lead)
An aggressive life-of-mine exploration program continued in 2007. During the first quarter, a new, high-grade zone of zinc-lead mineralization, the “M-Zone”, was discovered adjacent to the CW ore body. Delineation drilling has indicated that this new zone is not large enough to significantly extend the life of the mine.

Keel (Zinc, Lead)
The Keel property is located in Longford County, Ireland. Drilling is focussed on testing the extent of the deposit and to determine if significant satellite zones of resource-grade mineralization exist in the area. One of three holes drilled intersected Zn-Pb sulphide mineralization within two narrow zones adjacent to the known extent of the deposit. Drilling will continue in 2008.

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West Limerick (Zinc, Lead)
The license is located approximately 80 km west of the Galmoy Mine. Four holes have been completed to date with no significant mineralization detected. Drilling will continue on additional targets in first quarter of 2008.

Sweden
Zinkgruvan Mine Exploration (Zinc, Lead, Silver)
The focus for 2007 was the exploration for new ore zones within the Dalby and Finn-afalet areas north of the mine, with encouraging results. Deviation drilling is being successfully used at Dalby to delineate high-grade Zn-Pb-Ag mineralization encountered at depth (greater than 800 metres), while at the Finnafalet target located east of the Dalby area, mine stratigraphy has been intersected. This intersection indicates potential for additional resources to be found to the north. At Tostebacka, drill testing for resources east of the Nygruvan ore body did not encounter any signifi-cant mineralization and the drilling has been terminated.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver)
Systematic testing of prospective geology is being done in this host district to Zink-gruvan with the objective of finding additional feed for the mill. Significant Zn-Pb-Ag mineralization has been intersected at the Tvistbo project area, approximately 150 km north of Zinkgruvan. Drilling will continue to determine the northern and depth extent of this Zn-Pb-Ag mineralization. At the Palahöjden project, additional drilling in first quarter 2008 will follow up an ore grade intercept made earlier in the year.

Skellefte Regional Exploration, northern Sweden (Copper, Zinc)
An evaluation of this northern program led to the termination of exploration in the district in the third quarter 2007. The application for a test mine at the small Nor-rliden resource has been submitted to the authorities. Once the application is granted, test mining operations are expected to begin by the third quarter 2008. Joint venture and divestment options are being considered for both Norrliden and the regional Skellefte property portfolio.

Norrbotten District, northern Sweden (Copper, Gold)
The option agreement with Anglo/Rio was terminated in the fourth quarter 2007.

Metal prices, LME inventories and smelter treatment and refining charges

Average Metal Prices as Quoted on the London Metals Exchange

		Years ended December 31,
		2007	2006	Change
Zinc	US$/pound	1.47	1.48	-1%
	US$/tonne	3,250	3,273	-1%
Lead	US$/pound	1.18	0.58	103%
	US$/tonne	2,595	1,287	103%
Copper	US$/pound	3.23	3.05	6%
	US$/tonne	7,126	6,731	6%
Nickel	US$/pound	16.87	11.02	53%
	US$/tonne	37,181	24,287	53%

The inventory levels of zinc, copper, lead and nickel on the London Metal Exchange (“LME”) all increased during the year compared to 2006. At the end of 2007, the LME stocks of zinc were 89,150 tonnes (2006: 88,450 tonnes), copper 197,450 tonnes (2006: 182,800 tonnes), lead 45,475 tonnes (2006: 41,125 tonnes) and nickel 47,946 tonnes (2006: 6,648 tonnes). The inventory increases can be partly attributed to the slowdown in the US and European economies. In the case of lead and nickel almost all of the increase arose as a result of increased deliveries to European warehouses. The increase in copper and zinc inventory has taken place not only in Europe but also in Asia.
    During 2007, the spot treatment charges (“TC”) for zinc concentrates increased from $195 per dry metric tonne (“dmt”) flat (i.e. without price participation) to $295 per dmt flat, thus ending the year about $70 per dmt higher than the annual terms at the closing price of 2007.

     The spot TC for copper concentrates increased during 2007 reaching $46 per dmt of concentrates at the end of the year with a refining charge (“RC”) of $0.046 per payable lb of copper contained. The average TC and RC for the first nine months of 2007 were $25 per dmt (TC) and $0.025 per payable lb copper contained (RC). This increase was largely attributable to a combination of production problems in India, which reduced the spot activity by the Indian smelters, and a seasonal slowdown in China.
     During the second half of 2007 the spot TC for lead concentrates increased drastically and at the end of the year the spot TC exceeded the TC of the annual contracts. At the beginning of the year the spot TC was $55 flat (i.e. without price participation). However Chinese imports of lead concentrates dropped substantially during the second half of 2007 due to the introduction of an export tax on refined lead in July making it uneconomical for Chinese smelters to import lead concentrates for re-export. During the last quarter of 2007 a number of lead smelters in China have closed or reduced production by up to 50%. The only imports of lead concentrates to China during the second half of the year came under annual contracts. At the end of the 2007 the spot TC in China was approximately $350 per dmt of concentrates flat. In the rest of the world, the increased availability of lead concentrates put upward pressure on the spot TC. In Europe the spot TC for lead concentrates was $350-$400 per dmt flat at the end of 2007.

Outlook for metal prices and smelter treatment and refining charges
Growth in Asian metal demand is expected to balance softness in North American and European markets. The price of copper is expected to remain at, or below current levels with some weakness expected in zinc, lead and nickel. The LME inventories for zinc, copper and lead are still at low levels. The demand for nickel has slowed over 2007 and the LME inventory has increased because of reduced production and de-stocking of stainless steel. However, the Company expects that the demand for stainless steel, especially in Asia, will pick up during 2008 and with it the demand for nickel.
     For 2008, the Company expects treatment charges (“TC”) for zinc concentrates to improve in favour of the smelters due to additional zinc concentrates being available to the market from the start up of new mines as well as reactivation of closed mines.
     The market for copper concentrates is very tight and terms in the spot market are lower than the terms of both the annual and the mid-year contracts. The annual negotiations for copper concentrates have started and the company expects that the TC will fall further in favour of the miners.
     The introduction by China of an export tax for lead metal has not only resulted in less metal exports from China but also considerably less imports of lead concentrates. This in turn has forced the miners to find new outlets for their products which have caused an upward pressure on the TC. For 2008, the Company expects an increase in the TC in favour of the smelters.
     The raw materials market for nickel is not as homogenous as for the other base metals and there is no clear benchmark being set. Because of increased production of low grade nickel ores out of the Philippines, Indonesia and New Caledonia the treatment terms for nickel raw materials are expected to increase in 2008. However, the Company’s nickel concentrates are sold under multi-year contracts and will not be affected by this increase.
     The Company expects its operational performances in all of its mines to improve in 2008 compared 2007. As well, overall production of contained zinc metal will increase with the addition of the Aljustrel zinc production.
      It should be noted that the price of silver for silver produced in concentrate from Zinkgruvan has been fixed by the 2004 silver transaction with Silver Wheaton whereby Zinkgruvan receives the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.
     During the third quarter 2007 the Company completed an agreement with Sil-verstone to which the Company will sell all its all future silver in concentrate from the Neves-Corvo and Aljustrel mines at a fixed price of the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered, subject to an inflation adjustment. The agreement has been valued at $89.1 million consisting of an upfront cash payment of $42.5 million and the balance in 19.6 million common

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shares of Silverstone. This amount has been deferred and will be amortized over the life of the silver deliveries.

Currencies
	Years ended December 31,
(Average)	2007	2006	Change
SEK/US$	6.76	7.37	8%
SEK/Cdn$	6.30	6.50	3%
Cdn$/US$	1.07	1.13	5%
US$/Euro	1.37	1.26	-9%

Liquidity and Capital Resources
Cash Resources
Cash and cash equivalents decreased $269.0 million during 2007 to $133.2 million compared to $402.2 million as at December 31, 2006. Cash flow from operations during 2007 totalled $425.7 million and financing activities generated $34.6 million net, largely on a $37.2 million net drawdown on the revolving line of credit. Cash used in investing activities totalled $738.0 million included the cash purchase of Rio Narcea, capital and mine development expenditures $189.4 million and $60.9 million for funding of the Tenke Fungurume project and investment purchases.
    Working capital decreased $293.0 million during 2007 to a $14.4 million working capital deficiency at December 31, 2007 compared to working capital of $278.7 million at December 31, 2006. The decrease in working capital was due to a $269.0 million decrease in cash and cash equivalents balance and a $68.7 million increase in current liabilities. The increase in current liabilities was due primarily to capital expenditures at Aljustrel, Neves-Corvo and Zinkgruvan and the current liabilities of Rio Narcea, acquired on July 17, 2007. The working capital deficiency is expected to reverse in 2008 from operating cash flows. The Company does not own any asset-backed commercial paper.

Capital Resources
Shareholders’ equity at December 31, 2007 was $3,541.8 million, an increase of $1,413.4 million from 2006. This increase was due primarily to the issuance of shares to complete the Tenke acquisition and offset by $491.1 million of impairment charges recorded in the fourth quarter and a $239.3 million increase in the cumulative translation adjustment balance due to a significant decline in the US dollar against assets that are denominated in other currencies.
    The Company expects that the capital and operating cost increases experienced in our industry over the last few years to continue; however, the impact of inflation is not expected to have a material effect on the Company’s financial position, operating performance and cash flows over the next twelve months. The decline in the US dollar against the Euro and Swedish Kronor and the satisfactory resolution of the Tenke project and obtaining the Ozernoe mineral license will be key challenges facing the Company in 2008.
    The Company plans to spend between $350 and $400 million in 2008 on capital expenditures. Of this amount $150 to $180 million relates to the Tenke project and approximately $150 million for sustaining capital requirements.
    In the opinion of management, the Company’s financial position at December 31, 2007 and the operating cash flows expected from our mining operations are suf-ficient to discharge liabilities as they become due and to fund planned project and capital expenditures in 2008. The Company also has a $575 million credit facility that is available, of which $40.4 million had been drawn as at December 31, 2007.
    The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources , that is material, other than those disclosed in the MD&A and the audited consolidated financial statements and the related notes.

Hedging
The Company enters into derivative contracts for the purpose of managing risks and not for trading purposes. During the fourth quarter of 2007 the Company did not enter into any additional derivative contracts. As at December 31, 2007, the liability on marking-to-market the outstanding derivative contracts was $10.5 million.

Critical Accounting Policies and Estimates
The Company’s accounting policies are disclosed in Note 3 to the annual audited consolidated financial statements for the year ended December 31, 2007. The following policies, which require estimates that are subject to measurement uncertainty, are considered to be the most critical to understanding the Company’s financial results:

a) Revenue Recognition
Revenue arising from the sale of metals contained in concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the customer in accordance with the agreements entered into between the Company and its customers. The Company’s metals contained in concentrates are provisionally priced at the time of sale based on the prevailing forward market price as specified in the sales contracts. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for the metals sold and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

b) Mining Properties and Related Expenditures
The Company carries its mining properties at cost less a provision for impairment. The Company expenses exploration costs, which are related to specific projects, until the commercial feasibility of the project is determinable. The costs of each property and related capitalized development expenditures are amortized over the economic life of the property on a units-of-production basis. Costs are charged for operations when a property is abandoned or when impairment in value that is other than temporary has been determined. General exploration costs are charged to operations as incurred.
     The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an affect on the expected recoverability of the carrying values of the mining properties and related expenditures.

c) Goodwill
The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in base metal prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill.
     For reporting units that have recorded goodwill, the estimated fair value of unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.

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d) Future Income Tax Assets and Liabilities
Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”), and losses carried forward. Future income tax assets and liabilities are measured using tax rates that are expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.
    Management of the Company is required to exercise judgments and make assumptions about the future performance of the Company in determining its ability to utilize loss carry-forwards and thereby realize the benefits of future income tax assets.

e) Valuation of Derivative Instruments
The Company has determined that the copper, lead, zinc and silver forward agreements do not qualify for hedge accounting and the charge to operations is determined by establishing the fair value of the instruments at the end of each reporting period. The mark-to-market value, which is based on the market price of the commodities, of the outstanding derivative contracts prepared by the counterparties has been reviewed internally to confirm the existence and estimated market value of the derivative contracts.

f) Stock-Based Compensation
Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes option pricing model and are recorded in operations over their vesting periods.

g) Asset Retirement Obligations
The Company adopted the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the assets. The amount of the liability is subject to re -measurement at each reporting period.

Changes in accounting policies
Effective for the first quarter beginning on January 1, 2007, the Company has adopted Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”. Section 1530, Comprehensive Income is the net change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities. Section 3855, Financial Instruments – Recognition and Measurement requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.
    The adoption of Sections 1530 and 3855 resulted in changes to the Company’s current period earnings and required an adjustment to the opening balances for investments and total assets.
    The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the first quarter to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

    The cumulative translation adjustment and decrease in the fair value of available-for-sale securities for the year ended December 31, 2007 was $239.3 million and $23.6 million net of tax, respectively, and are reported in the current period as other comprehensive income.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Cana-dian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Risks and Uncertainties
a) Price Risk
The most significant risk affecting the profitability and viability of the Company is the fluctuation of metal prices, primarily zinc, copper, lead and silver, as the Company’s earnings and cash flow are highly sensitive to changes in these metal prices. Low metal prices will affect the Company’s liquidity, and if they persist for an extended period of time, the Company may have to look for other sources of cash flow to maintain liquidity until metal prices recover. Volatility in the metal prices is influ-enced by factors such as exchange rates, inflation, political and the world’s supply and demand fundamentals, which are beyond the control of the Company.

b) Credit Risk
The Company is subject to credit risk through its trade receivables. The Company manages this risk through evaluation and monitoring process such as using the services of credit agencies. The Company transacts with credit worthy customers to minimize credit risk and if necessary, provisional payment arrangements and the use of letters of credit, where appropriate. Credit risk relating to derivative contracts arises from the possibility that a counterparty to an instrument with which the Company has an unrealized gain fails to settle the contracts. The Company transacts only with credit worthy counterparties that have strong credit ratings.

c) Foreign Exchange Risk
The Company transacts in a number of foreign currencies and as such, may be affected by fluctuations in foreign exchange rates. Currency fluctuations affect revenues, as the concentrates are sold in US dollars while operating costs and capital expenditures are transacted in other currencies. This exposes the Company to volatility in earnings.

d) Derivative Instruments
The Company manages its exposure to fluctuations in metal prices and foreign exchange rates by entering into derivatives instruments approved by the Company’s Board of Directors. The Company does not hold or issue derivative instruments for speculation or trading purposes. These derivative instruments are marked-to-market at the end of each period and may not necessarily be indicative of the amounts the Company might pay or receive as the contracts are settled.

e) Reclamation Fund
As at December 31, 2007, the Company had $59.2 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

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f) Political Risk
The Company has significant investment in properties and projects located in developing countries, including Russia and DRC. The carrying values of these properties and the Company’s ability advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such countries. The risks associated to which Company’s interests in such countries may be adversely affected include: political unrest; labour disputes; invalidation of governmental orders, permits, agreements or property rights; risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes; military repression; war; civil disturbances; criminal and terrorist actions; arbitrary changes in laws, regulations, policies, taxation, price controls and exchange controls; delays in obtaining or the inability to obtain necessary permits; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on mineral exports; and high rates of infla-tion and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Major contractual obligations
The Company has entered into the following commitments:

a)
During 2007, the Company secured a five-year $225 million non-revolving and a $575 million revolving credit facility for general corporate purposes secured by shares owned by Lundin in its subsidiaries. These loan facilities were used in part to acquire 100% of the issued and outstanding shares of Rio Narcea. Following the purchase of Rio Narcea, the Company sold Rio Narcea’s Tasiast gold project for $225 million, the proceeds of which were used to retire the $225 million non-revolving credit facility;

    The credit facility contains various covenants that include indebtedness, asset sales and liens, and distributions. The amount drawn on the facility bears interest at LIBOR plus a spread of 75 to 150 basis points based on the leverage ratio of the Company;

b)
On December 17, 2004, the Company’s wholly-owned subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of € 50 each for a total of € 27million, which as at December 31, 2007 is equivalent to approximately $36.4 million. These bonds have a five-year term with 100% of the principal payable at maturity on December 17, 2009 and bear interest at “EURIBOR 6 months” plus 0.875%. Interest payments are due on June 17 and December 17 of each year;

c)
Capital lease obligations relate to leases on mining, computer equipment and passenger vehicles having three or four year terms and the lease payment obligations have been discounted at rates of interest between 1.25% to 1.75% above “3 month” and “6 month” EURIBOR;

d)
The European Union (“EU”) established special investment programs to promote the development of some countries within the EU. The Neves-Corvo mine location in Portugal qualified for investment incentives and between 2001 and 2002 incurred approximately $20 million of eligible expenditures resulting in a $0.8 million non-refundable grant and an interest-free loan of $4.6 million. The outstanding balance on the interest-free loan at December 31, 2007 was $0.7 million and will be repaid on or before July 30, 2008; and

e)
The Rio Narcea debt of € 5.5 million was assumed from the acquisition of Rio Narcea and is an interest free loan from the Spanish Department of Trade, Industry and Commerce, have been fair value using an imputed interest rate of 4.3%. It is repayable in equal annual installments of € 0.5 million on December 15 of each year through to 2017.

The Company has agreed to sell all of the silver contained in the copper and zinc concentrate production (“contained silver”) from the Neves-Corvo and Aljustrel mines to Silverstone. The transaction with Silverstone was completed on Sep-tember 28, 2007 and extends to the lesser of 50 years or the life of the respective mines. For the year ended December 31, 2007, the Company has delivered 147,000 ounces of contained silver.

    The Company has agreed to sell all of the silver contained in the lead concentrate production (“contained silver”) from the Zinkgruvan mine to Silver Wheaton Corp. The contract extends for 25 years and if the Company has not delivered to Silver Wheaton at least 40 million ounces of contained silver, it has agreed to pay $1.00 per ounce for each ounce of contained silver not delivered. The transaction with Silver Wheaton was completed on December 8, 2004 and to the end of 2007 the Company has delivered approximately 5.5 million ounces of contained silver under the terms of the contract.
     The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB (“Boliden”). The Company’s subsidiary, North Atlantic Natural Resources, (“NAN”), is the operator of the mine and Boliden is the main contractor of the mine. Ore is processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one-third to NAN and Boliden respectively. The fee charged by Boliden for mining at Storliden is cost plus 15%. For one-fifth of the Storliden deposit, NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

The Company’s debt and capital lease obligations over the next five years are expected to be as follows:

	Debt	Capital Leases	Other	Total
2008	$3,245	$4,684	$710	$8,639
2009	40,098	3,579	292	43,969
2010	729	95	—	824
2011	729	—	—	729
2012 and thereafter	43,975	—	—	43,975
Total	$88,776	$8,358	$1,002	$98,136

Related Party Transactions
For the year ended December 31, 2007, the Company paid $0.5 million (2006 – $0.2 million) for rent, corporate secretarial, administrative services and management fees to a company owned by the Chairman of the Company. As at December 31, 2007 and 2006, the Company had no balance owing on this account.
    For the year ended December 31, 2007 the Company paid legal fees totaling $0.6 million and $0.5 million (2006 – $0.1 million and $Nil) to two firms in which a director of the Company and the Corporate Secretary are partners. As at December 31, 2007 the Company had a $0.2 million balance (2006 – $0.1 million) owing to these related parties.
    Related party transactions are measured at their exchange amount in these consolidated financial statements, which is the amount of consideration received as established and agreed upon by the Company and the aforementioned related party.

Outstanding share data
As at March 28, 2008, the Company had 390,413,431 common shares issued and outstanding and 6,226,188 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Evaluation of Disclosure Controls and Procedures
Management carried out an evaluation of the design and effectiveness of the operations of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s annual and Interim Filings) as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations due to the material weaknesses noted below.

Internal Controls over Financial Reporting
Internal Control over Financial Reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company’s financial information and the preparation of the financial statements. The design includes policies and procedures that:

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1.	pertains to the maintenance of records;
2.	provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and
3.	provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company’s assets.

Management’s evaluation of the effectiveness of internal controls identified a number of deficiencies in the financial reporting process. As at December 31, 2007, the Company did not have the required complement of personnel with appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles to be able to prepare and review consolidated financial statements commensurate with the complexity of the Company’s financial reporting requirements. This material weakness contributed to the material weaknesses in the controls over the allocation of the purchase price on the acquisition of Rio Narcea, the accounting for the impairment of goodwill and long lived assets and the calculation of current and future income taxes.
    Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as at December 31, 2007 based on the criteria set forth in the Committee of Sponsoring Organization of the Treadway Commission framework.
    The Company’s internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, our independent auditors. Their report can be found in the Auditors’ Report that accompanies our consolidated financial statements.

Remediation of Material Weaknesses
To address the material weakness described above, management intends to establish a project to redesign the financial reporting process with a view to implementing the redesigned process prior to the 2008 year end. The financial reporting team is to be strengthened and consideration is being given to retaining an in-house tax specialist.

Non-GAAP Performance Measures
Zinc, copper and nickel cash production cost (US$/pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations
Thousands of US dollars, except zinc, copper and nickel cash production cost per pound:

	Year ended December 31
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$56,224	$39,132	$29,866	$53,153	$56,963	$54,376
Treatment charges for zinc	45,430	75,241	8,121	23,206	36,404	58,356
By-product credits	(81,284)	(36,578)	(26,628)	(59,455)	(24,075)	(11,545)
Other items affecting cash production costs	9	(972)	(12,937)	(30,930)	—	(348)
Total	$20,379	$76,823	$(1,578)	$(14,026)	$69,292	$100,839
Zinc metal payable (tonnes)	57,020	78,716	11,852	27,824	37,623	59,197
Zinc metal payable (000’s pounds)	125,672	142,207	26,122	52,100	82,921	112,538
“Zinc cash production cost per pound payable metal sold”	$0.16	$0.54	$(0.06)	$(0.27)	$0.84	$0.90

Neves-Corvo
	Years ended December 31,
Copper	2007	2006
Operating expenses, excluding depreciation	$181,359	$72,623
Operating expenses, prior to Somincor acquisition	—	128,531
Treatment charges for copper	46,378	9,378
By-product credits	(50,948)	(16,584)
Other items affecting cash production costs	(35,266)	(46,652)
Total	$141,523	$147,296
Copper metal payable (tonnes)	86,180	85,440
Copper metal payable (000’s pounds)	189,941	188,363
“Copper cash production cost per pound payable metal sold”	$0.75	$0.78
Aguablanca
	Years ended December 31,
Nickel	2007	2006
Operating expenses, excluding depreciation*	$55,366	$—
Operating expenses pre-acquisition by Lundin	50,539	36,125
Treatment charges for nickel	27,127	65,626
By-product credits	(26,677)	(44,522)
Other items affecting cash production costs	(11,429)	2,150
Total	$94,926	$59,379
Nickel metal payable (tonnes)	5,955	5,585
Nickel metal payable (000’s pounds)	13,129	12,313
“Nickel cash production cost per pound payable metal sold”	$7.23	$4.82

*
Includes a non-recurring fair value adjustment in the Company’s favour of $6.7 million relating to the Rio Narcea acquisition. This item has been adjusted for in “Other items affecting cash production costs”.

50

Cautionary Statement on Forward-looking Information
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information
Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

51

Management’s Report	Management’s Report on Internal Control
over Financial Reporting

The accompanying consolidated financial statements of Lundin Mining Corporation and its subsidiaries are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management’s best estimates, which have been made using careful judgment. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.
    The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising outside directors. The audit committee reviews the Company’s annual consolidated finan-cial statements and recommends their approval to the Board of Directors. The Company’s auditors have full access to the audit committee, with and without management being present. These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.

Philip J. Wright	Anders Haker
President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada
March 31, 2008
Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
    Management has evaluated the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
    Management has excluded from this evaluation an assessment of the internal control over financial reporting at Rio Narcea Gold Mining Ltd. (Rio Narcea), which was acquired on July 17, 2007. Rio Narcea is a wholly owned subsidiary of the Company and its operations represent $840,206,000 of the total assets, $75,838,000 of total revenue, and a net loss of $20,344,000 from the Company’s consolidated financial statements as at and for the year ended December 31, 2007.
    Management conducted an evaluation of the design and effectiveness of internal control over financial reporting and concluded that the Company’s internal control over financial reporting was not effective as at December 31, 2007. At December 31, 2007, the Company did not have the required complement of personnel with appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles to be able to prepare and review consolidated financial statements commensurate with the complexity of the Company’s financial reporting requirements. This material weakness contributed to the material weaknesses in the controls over the allocation of the purchase price on the acquisition of Rio Narcea, the accounting for the impairment of goodwill and long lived assets and the calculation of current and future income taxes. These control deficiencies resulted in material audit adjustments in the consolidated financial statements for the year ended December 31, 2007. Until remediated, these deficiencies could result in a material misstatement to the Company’s consolidated financial statements and disclosures that would not be prevented or detected.
    The effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

Philip J. Wright	Anders Haker
President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada
March 31, 2008

52

Independent Auditors’ Report

To the Shareholders of Lundin Mining Corporation
We have completed an integrated audit of Lundin Mining Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Lundin Mining Corporation (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audit of the Company’s financial statements as at Decem-ber 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting
We have also audited Lundin Mining Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As described in the accompanying Management’s Report on Internal Control over Financial Reporting, management has excluded from its evaluation an assessment of the internal control over financial reporting at Rio Narcea Gold Mines Ltd., which was acquired during 2007. We have also excluded Rio Narcea Gold Mines Ltd. from our audit of internal control over financial reporting. Rio Narcea is a wholly owned subsidiary of the Company. The Rio Narcea operations represent $840,206,000 of the total assets, $75,838,000 of total revenue, and a net loss of $20,344,000 from Lundin Mining Corporation’s consolidated financial statements as at and for the year ended December 31, 2007.
     A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2007, material weaknesses relating to accounting personnel, purchase price allocation, impairment charges and income taxes were identified, as described in the accompanying Management’s Report on Internal Control over Financial Reporting.
     We considered these material weaknesses in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
     In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
Vancouver, BC, Canada
March 31, 2008

Comments by Auditors for U.S. Readers
on Canada – U.S. Reporting Difference
In the United States, reporting standards for auditors require an additional explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting for financial instruments as described in Note 3(p) to the consolidated financial statements under the heading Change in Accounting Policies. Our report to the shareholders dated March 31, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles when it is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, BC, Canada
March 31, 2008

53

Consolidated balance sheets

As at December 31, 2007 and 2006
(in thousands of US dollars)	Note	2007	2006
			(Amended — Note 2)
Assets
Current
Cash and cash equivalents		$133,207	$402,170
Accounts receivable		110,873	96,435
Inventories	6	46,791	24,723
Prepaid expenses		11,298	3,125
		302,169	526,453

Reclamation fund		59,174	31,710
Mineral properties, plant and equipment	7	2,233,030	1,656,590
Investments	5(a),8(a),8(b)	1,525,181	25,882
Other assets		6,763	2,905
Goodwill	9	503,925	616,426
Future income tax assets	11	80,582	17,261
		$4,710,824	$2,877,227
Liabilities
Current
Accounts payable		$106,266	$41,845
Accrued liabilities	12	90,865	97,302
Income taxes payable	11	103,526	102,103
Current portion of long term debt and capital leases	13	8,640	3,284
Current portion of deferred revenue	14	7,243	3,264
		316,540	247,798

Long-term debt and capital leases	13	89,496	42,851
Other long-term liabilities		5,301	—
Deferred revenue	14	148,878	61,066
Derivative instruments liability	15	10,502	2,948
Provision for pension obligations	16	17,074	15,470
Asset retirement obligations and other provisions	17	132,080	95,867
Future income tax liabilities	11	448,619	282,860
Non-controlling interest		528	—
		1,169,018	748,860
Shareholders’ equity
Share capital	18	3,233,682	1,890,275
Contributed surplus		14,179	8,887
Accumulated other comprehensive income		271,301	—
Cumulative translation adjustments		—	52,404
Retained earnings		22,644	176,801
		3,541,806	2,128,367
		$4,710,824	$2,877,227

Commitments, contingencies and uncertainties	7,8(b),8(i),10,22

Approved by the Board

Lukas H. Lundin, Director	Dale C. Peniuk, Director

See accompanying notes to consolidated financial statements

54

Consolidated statements of operations

For the years ended December 31, 2007 and 2006
(in thousands of US dollars, except for shares and per share amounts)	Note	2007	2006
			(Amended — Note 2)

Sales		$1,059,722	$539,729
Expenses
Mining operations		(379,295)	(219,016)
Accretion of asset retirement obligations		(9,085)	(1,284)
Depreciation, depletion and amortization		(175,692)	(74,448)
General exploration and project investigation		(35,374)	(9,857)
Selling, general and administration		(30,785)	(17,051)
Stock-based compensation	18(b)	(12,024)	(2,381)
Impairment charges	10
Goodwill		(349,998)	—
Mineral properties, plant and equipment		(193,103)	—
Foreign exchange losses		(18,622)	(16,907)
Gains (losses) on derivative instruments		(34,526)	420
Interest and other income and expenses		25,155	8,321
Interest and bank charges		(13,470)	(1,646)
Gain on sale of investments		77,974	9
		(1,148,845)	(333,840)

Earnings (loss) before undernoted items		(89,123)	205,889
Operating losses in equity investments		(375)	—
Non-controlling interest		11	(183)

Earnings (loss) before income taxes		(89,487)	205,706
Current income taxes	11	(136,463)	(52,451)
Future income tax (expense) recovery	11	71,793	(1,707)
Net earnings (loss) for the year		$(154,157)	$151,548

Earnings (loss) per share
Basic		$(0.46)	$1.01
Diluted		$(0.46)	$1.00

Weighted average number of shares outstanding
Basic		338,643,242	149,439,546
Diluted		338,643,242	151,152,105

See accompanying notes to consolidated financial statements

55

Consolidated statement of comprehensive income

For the year ended December 31, 2007
(in thousands of US dollars)	2007

Net loss for the year	$(154,157)
Other comprehensive income
Change in fair value of available-for-sale securities, net of taxes	(23,626)
Cumulative translation adjustment	239,330
215,704
Comprehensive income for the year	$61,547

See accompanying notes to consolidated financial statements

56

Consolidated statements of changes in shareholders’ equity

(in thousands of US dollars)	Share capital	Contributed surplus	Cumulative translation adjustments	Accumulated other com- prehensive income	Retained earnings	Total

Balance, December 31, 2005	$243,305	$1,357	$(25,399)	$—	$25,253	$244,516

Exercise of stock options	6,320	—	—	—	—	6,320
Exercise of stock appreciation rights	1,824	—	—	—	—	1,824
Transfer of contributed surplus
on exercise of stock options	6,088	(6,088)	—	—	—	—
Shares issued and options granted for
EuroZinc acquisition — Note 5(c)	1,632,738	12,127	—	—	—	1,644,865
Stock-based compensation	—	1,491	—	—	—	1,491
Net earnings for the year
— Amended — Note 2	—	—	—	—	151,548	151,548
Effects of foreign currency translation	—	—	77,803	—	—	77,803

Balance, December 31, 2006
— Amended — Note 2	$1,890,275	$8,887	$52,404	$—	$176,801	$2,128,367

Transition adjustment — Note 3(p)(iv)	—	—	(52,404)	55,597	—	3,193
Exercise of stock options	6,544	—	—	—	—	6,544
Exercise of stock appreciation rights	1,330	—	—	—	—	1,330
Transfer of contributed surplus
on exercise of stock options	7,392	(7,392)	—	—	—	—
Transfer of fair value on exercise of
stock appreciation rights	1,500	—	—	—	—	1,500
Shares and options issued for Tenke
acquisition — Note 5(a)	1,329,075	660	—	—	—	1,329,735
Shares issued on the assumption of
Tenke obligation — Note 5(a)	1,745	—	—	—	—	1,745
Stock-based compensation	—	12,024	—	—	—	12,024
Changes in the fair value of available-
for-sale securities	—	—	—	(23,626)	—	(23,626)
Normal Course Issuer Bid share
buyback	(4,179)	—	—	—	—	(4,179)
Net loss for the year	—	—	—	—	(154,157)	(154,157)
Effects of foreign currency translation	—	—	—	239,330	—	239,330

Balance, December 31, 2007	$3,233,682	$14,179	$—	$271,301	$22,644	$3,541,806

See accompanying notes to consolidated financial statements

57

Consolidated statements of cash flows

For the years ended December 31, 2007 and 2006
(in thousands of US dollars)	Note	2007	2006
			(Amended — Note 2)
Operating activities
Net earnings (loss) for the year		$(154,157)	$151,548
Items not involving cash
Amortization of deferred revenue		(4,473)	(3,093)
Depreciation, depletion and amortization		175,692	74,448
Impairment write-downs		543,101	—
Stock-based compensation		12,024	2,381
Gain on sale of investments and other assets		(79,035)	(9)
Future income tax expense (recovery)		(71,793)	1,707
Provision for pensions		1,046	1,333
Interest accretion and other		6,769	1,018
Unrealized gain on derivative instruments		(14,159)	(26,354)
Unrealized foreign exchange losses		5,982	11,351

		420,997	214,330

Changes in non-cash working capital items	19	(18,872)	32,891
Pension payments		(640)	—
Reclamation payments		(2,018)	—
Deferred revenue		42,500	—
Reclamation fund contributions		(16,265)	—

Cash flow from operating activities		425,702	247,221
Financing activities
Common shares issued		7,874	6,320
Put premium payments		(9,759)	—
Proceeds from loans and other long-term obligations		753,949	1,068
Purchase of treasury shares		(726)	—
Repayment of debt		(716,744)	(3,504)
		34,594	3,884
Investing activities
Acquisition of subsidiaries, net of cash acquired		(763,259)	—
Acquistion of cash of subsidiary, net of acquisition costs		—	234,284
Mineral property, plant and equipment expenditures		(189,413)	(151,349)
Equity investments		(63,392)	—
Investments in available-for-sale securities		(298,675)	(20,696)
Other		(3,996)	—
Proceeds from sale of subsidiary, net of cash		273,285	—
Proceeds from sale of investments and other assets		307,433	1,599
		(738,017)	63,838

Effect of foreign exchange on cash balances		8,758	12,818
Increase (decrease) in cash and cash equivalents during the year		(268,963)	327,761
Cash and cash equivalents, beginning of year		402,170	74,409
Cash and cash equivalents, end of year		$133,207	$402,170

Supplemental cash flow information	19

See accompanying notes to consolidated financial statements

58

Notes to the consolidated financial statements
For the years ended December 31, 2007 and 2006 (Tabular amounts in thousands of US dollars, narrative amounts in US Dollars, unless otherwise indicated)

1. Nature of operations
Lundin Mining Corporation (the “Company”) is engaged in base metal mining and related activities, including exploration, extraction and processing on properties located in Portugal, Spain, Sweden and Ireland. The Company’s major products are copper, zinc and nickel.
The Company’s principal operating mine assets include the Neves-Corvo copper/zinc mine, located near Castro Verde, Portugal, the Zinkgruvan zinc/lead/silver mine, located approximately 200 kilometres southwest of Stockholm, Sweden, the Aguablanca nickel/copper mine in Spain, the Galmoy zinc/lead mine near Kilkenny, Ireland and the Storliden zinc/copper mine in the Skellefte District of northern Sweden, The Company’s mining properties under development include the Aljustrel zinc mine under development in Portugal, a 24.75% equity accounted interest in the Tenke Fungurume copper/cobalt project under development in the Democratic Republic of Congo (“DRC”), and a 49% joint venture interest in the Ozernoe zinc/lead project in Russia. The Company holds exploration permits covering substantial areas in Portugal, Sweden and Ireland and strategic financial asset holdings in companies with advance stage projects.

2. Amendments
During the preparation of the consolidated financial statements for the year ended December 31, 2007, the Company determined that an incorrect tax rate had been used to calculate current and future income taxes related to its Portuguese operations. The preferential tax rate applicable to enterprises operating in lesser developed inland regions of Portugal is applicable to a de minimus amount of income over a three year period, whereas the Company had applied this rate to all income earned in the region and to all future income tax balances arising from temporary differences related to net assets and operations in the region. The result was that the Company was found to be applying an effective tax rate which was 5% lower than required, in absolute terms. As a result, the Company has amended its consolidated financial statements for the year ended December 31, 2006, as follows:

	Previously reported	Adjustments	Amended

Consolidated Balance Sheets as at December 31, 2006
Total assets	$2,829,600	$50,528	$2,880,128
Total liabilities	699,832	51,929	751,761
Shareholders’ equity	$2,129,768	$(1,401)	$2,128,367
Consolidated Statements of Operations
for the year ended December 31, 2006
Earnings before income taxes	$205,091	$615	$205,706
Current income taxes	(50,291)	(2,160)	(52,451)
Future income taxes	(1,851)	144	(1,707)
Net earnings for the year	$152,949	$(1,401)	$151,548
Basic earnings per share	$1.02	$(0.01)	$1.01
Diluted earnings per share	$1.01	$(0.01)	$1.00

3. Significant accounting policies
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Sig-nificant differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to the preparation of these consolidated financial statements are described in Note 23.
The preparation of financial statements in accordance with Canadian and US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management exercises significant judgment in the determination of the following estimates:
–	the amounts of ore reserves and resources used in the evaluation of carrying values, amortization rates and the timing of cash flows,
–	allocation of the purchase price to fair values on the acquisition of businesses or groups of assets,
–	quantities and net realizable value of inventories,
–	contingent liabilities,
–	tax provisions and future income tax balances,
–	useful economic life of plant and equipment,
–	costs of asset retirement obligations and other mine closure obligations,
–	stock based compensation measurements,
–	financial and derivative instruments valuations,
–	impairment charges and
–	determination of reporting units and the valuation of reporting units for goodwill determination.
Actual results could differ from estimates made by management during the preparation of these financial statements, and those differences may be material.

The significant accounting policies used in these consolidated financial statements are as follows:

(a) Subsidiaries, variable interest entities,
investments and interests in joint ventures
Investments over which the Company holds a controlling interest are consolidated in these financial statements. The Company consolidates subsidiaries and entities that are subject to control on a basis other than ownership of a majority of the voting interests, or variable interest entities.
   Investments over which the Company has the ability to exercise significant influence are accounted for by the equity method. Under this method, the investment is initially recorded at cost and adjusted thereafter to record the Company’s share of post acquisition earnings or loss of the investee as if the investee had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes which relate to periods subsequent to the date of acquisition. When there is a loss in value of an equity accounted investment which is other than temporary, the investment is written down to recognize the loss by a charge included in net income during the period of loss.
   Interests in joint ventures arise when the Company enters contractual agreements which provide for the sharing amongst two or more parties of the continuing power to determine the strategic operating, investing and financing activities of an entity. The Company proportionately consolidates its interests in joint ventures. Under the proportionate consolidation method, the Company’s pro rata share of each of the assets, liabilities, revenues and expenses subject to joint control are combined with similar items in the Company’s financial statements.

(b) Translation of foreign currencies
The accounts of self-sustaining foreign operations are translated into US dollars at year-end exchange rates, and revenues and expenses and cash flows are translated at the average exchange rates. Differences arising from these foreign currency translations are recorded as cumulative translation adjustments within other comprehensive income and as accumulated other comprehensive income until they are realized by a reduction in the investment.
   For integrated foreign operations, monetary assets and liabilities are translated into US dollars at year-end exchange rates and non-monetary assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates, except for items related to non-monetary assets and liabilities which are translated at historical rates. Gains or losses on translation of monetary assets and monetary liabilities are included in earnings.

(c) Cash and cash equivalents
Cash and cash equivalents comprise cash on deposit with banks, and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less from the date of acquisition.

59

(d) Inventories
Ore stockpile and concentrate stockpile inventories are valued at the lower of production cost and net realizable value. Production costs include direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, depreciation and amortization of property, plant and equipment directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. Materials and supplies inventories are valued at average cost less allowances for obsolescence.

(e) Mineral properties, plant and equipment
Mineral properties
Mineral properties are carried at cost less accumulated depletion and any accumulated impairment charges. Mineral property expenditures include:
i.
Acquisition costs consist of payments for property rights and leases, including the estimated fair value of exploration properties acquired as part of a business acquisition or the acquisition of a group of assets.

ii.
Exploration and evaluation costs incurred on an area of interest once a determination has been made that a property has potential economically recoverable resources and there is a reasonable expectation that costs can be recovered by future exploitation or sale of the property. Exploration and evaluation expenditures made prior to a determination that a property has economically recoverable resources are expensed as incurred.

iii.
Development costs incurred on an area of interest once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established a proven and probable reserve, are capitalized as development expenses. Development costs are directly attributable to the construction of a mine. When additional development expenditures are made on a property after commencement of production, the expenditure is deferred as mineral property expenditures when it is probable that additional economic benefit will be derived from future operations.

iv.
Stripping costs represent the cost incurred to remove overburden and other waste materials to access ore. Stripping costs incurred prior to the production phase of a mine are capitalized and included as part of mineral property costs. During the production phase stripping costs which represent a betterment of the mineral property are capitalized. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate. All other stripping costs incurred during the production phase of a property are accounted for as variable production costs and are included in the cost of inventory produced during the period in which the cost is incurred.

v.
Pre-production expenditures net of the proceeds from sales generated, if any, relating to any one area of interest are capitalized as mineral property expenditures until such time as production rates achieve 70% of designed capacity.

Once a mine has achieved commercial production, mineral property for each area of interest is depleted on a unit-of-production basis using proven and probable reserves.

Plant and equipment
Plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset, or over the estimated remaining life of the mine if shorter, as follows:

Years
Buildings	20–50
Plant and machinery	5–20
Equipment	5

Mining equipment under capital lease
Leases that transfer substantially all of the property ownership benefits and risks to the Company are accounted for as capital leases. At the time a capital lease is entered into, the asset is recorded together with the related long-term obligation and is amortized on a straight line basis over its estimated useful life but not to exceed the life of mine. The interest portion of the lease payments are charged to earnings as incurred.

Impairment assessment
The Company performs impairment tests on its mineral properties, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the expected undiscounted future cash flows derived from these assets with the carrying value of the assets. If shortfalls exist, the assets are written down to fair value, determined primarily using discounted cash flow methods.

(f) Interest capitalization
Interest and financing costs on debt or other liabilities that can be attributed to specific projects and that are incurred during the development or construction period are capitalized as a cost of the asset under development or construction.

(g) Goodwill
Acquisitions of businesses are accounted for using the purchase method of accounting whereby all identifiable assets and liabilities are recorded at their fair values as at the date of acquisition. Any excess purchase price over the aggregate fair value of net assets plus or minus the amounts recognized for future income taxes is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of the assets and liabilities and related future income tax balances of the reporting unit at the date of acquisition. Goodwill is not amortized.
   Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(h)  Derivatives
The Company enters into derivative instruments to mitigate exposures to commodity price and currency exchange rate fluctuations. Unless the derivative instruments qualify for hedge accounting, and management undertakes appropriate steps to designate them as such, they are designated as held for trading and recorded at their fair value with realized and unrealized gains or losses arising from changes in the fair value recorded in operations. Fair values for derivative instruments held-for-trading are determined using valuation techniques. The valuations use assumptions based on prevailing market conditions on the reporting date. Realized gains and losses are recorded as a component of operating cash flows.
   Embedded derivatives identified in non-derivative instrument contracts are recognized separately unless closely related to the host contract.

(i)  Deferred revenue
Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver silver contained in concentrate at contracted prices. As deliveries are made, the Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment.

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(j) Provision for pension obligations
The Company’s Zinkgruvan mine has an unfunded defined benefit pension plan. The cost of the defined benefit pension plan is determined periodically by independent actuaries. The actuarial valuation is based on the projected benefit method pro-rated on service (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors). Each year actuarial gains and losses are calculated and accumulated actuarial gains and losses are amortized over the estimated remaining period of services to be received.

(k) Asset retirement obligations
The Company records the fair value of its asset retirement obligation as a long-term liability as incurred and records an increase in the carrying value of the related asset by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted by a charge to operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows. Charges for accretion and asset retirement obligation expenditures are recorded as operating activities.
   Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the asset retirement obligation, and a corresponding change in the carrying amount of the related long-lived asset. Upward revisions in the amounts of estimated cash flows are discounted using the credit-adjusted risk free rate applicable at the time of the revision. Downward revisions in the amount of estimated cash flows are discounted using the historical credit-adjusted risk free rate when the original liability was recognized.

(l) Revenue recognition
Revenue arising from the sale of metals contained in concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the customer in accordance with the agreements entered into between the Company and its customers. The Company’s metals contained in concentrates are provisionally priced at the time of sale based on the prevailing market price as specified in the sales contracts. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for the metals sold and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of sales.

(m) Stock-based compensation
The Company follows the fair value method with respect to stock-based awards to directors and employees, including options, awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this approach, stock-based payments are recognized as a compensation expense over the vesting period of the options or when the awards or rights are granted, with a corresponding credit to contributed surplus. With respect to options that vest over time, the fair value is amortized using the graded vesting attribution method and expensed on a monthly basis. When the stock options or rights are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(n) Income taxes
The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax based values (“temporary differences”). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(o) Earnings per share
Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. In applying the treasury-stock method, the assumed proceeds which would be received upon the exercise of outstanding stock options and warrants is used to calculate how many common shares could be purchased at the average market price during the year and cancelled. If the calculated result is dilutive, it is included in the diluted earnings per share calculation.

(p) Adoption of new accounting standards
Effective January 1, 2007 the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

i. Section 1530 – Comprehensive Income
This new standard requires the presentation of comprehensive income and its components and the inclusion of accumulated other comprehensive income as a component of shareholders’ equity. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings until realized, such as cumulative translation adjustments resulting from the translation of foreign currency denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities.

ii. Section 3855 – Financial Instruments – Recognition and Measurement
This new standard requires that all financial assets are classified as one of the following: held-to-maturity investments, loans and receivables, available-for-sale or held for trading. Financial assets and liabilities held for trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost, and amortization is calculated using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. The Company has not designated any financial instruments as held for trading.

All derivative instruments, including certain embedded derivatives that are required to be separated from their host contracts, are recorded on the balance sheet at fair value and mark to market adjustments on these instruments are included in net income. Under the transitional provisions for the standard only embedded derivatives acquired or substantively modified on or after January 1, 2003 are required to be considered for recognition and measurement.
   Transaction costs incurred to acquire or issue financial instruments are included in the initial carrying amount of the relevant financial instrument.
   Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized by a charge to earnings.

iii. Section 3865 – Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposure of a net investment in self-sustaining foreign operations. The Company has not designated any instruments as hedges.

iv. Transitional provisions
The adoption of Sections 1530 and 3855 resulted in changes to the Company’s earnings for the year ended December 31, 2007 and required an adjustment

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to the balance for investments and the initial recognition of accumulated other comprehensive income at January 1, 2007.
   The cumulative translation adjustments and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million, respectively. The aggregate of these amounts has been reported as the opening balance of Accumulated Other Comprehensive Income in the Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2007.

4. New accounting pronouncements
The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2008. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

Section 1535 – Capital Disclosures
Effective January 1, 2008, this Section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity’s key management personnel:
i.	qualitative information about its objectives, policies and processes for managing capital,
ii.	summary quantitative data about what it manages as capital,
iii.	whether during the period it complied with any externally imposed capital requirements to which it is subject and
iv.	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3031 – Inventories
Effective January 1, 2008, this Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3064 – Goodwill and Intangibles
CICA 3064, Goodwill and Intangible Assets, will replace CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

Section 3862 – Financial Instruments – Disclosures
Effective January 1, 2008, this Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments to the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

5. Acquisitions

(a) Tenke Mining Corp.
On July 3, 2007 the Company completed the acquisition of 100% of the issued and outstanding common shares of Tenke Mining Corp. (“Tenke”) by issuing 105.4 million common shares valued at CAD$13.37 (closing price of the Company’s shares on the Toronto Stock Exchange on the date of completion) per share and cash payments totaling $0.06 million to the former Tenke shareholders. The Company issued a further 0.14 million common shares at CAD$13.37 per share to satisfy an obligation resulting from a previous agreement between Tenke and one of its consultants. In addition, the Company issued 0.09 million stock options to a former Tenke director in exchange for the cancellation of Tenke stock options. The terms and conditions of these stock options remain the same as the Tenke stock options, except for the number of options issued and the respective exercise price, which were adjusted according to the exchange ratio. This acquisition has been accounted for as a purchase of assets.
   Tenke, through its 30% owned subsidiary, Tenke Fungurume Holdings Ltd. (“TFH”) holds a 24.75% interest in the Tenke Fungurume copper/cobalt project under development in the DRC.

The allocation of the purchase price is summarized as follows:
Purchase price consideration
Common shares issued (105.4 million shares)	$1,329,075
Common shares issued on Tenke share issue obligation (0.14 million shares) 1,745
Stock options issued in exchange for Tenke option obligation	661
Acquisition costs	1,026
Cash	60
1,332,566
Less:
Cash and cash equivalents acquired	(82,435)
Net purchase price	1,250,131

Net assets acquired
Accounts receivable	160
Prepaid expenses	22
Available for-sale-investments	1,084
Investment in TFH – Note 8(b)(i)	1,254,229
1,255,495
Accounts payable and accrued liabilities	(377)
Future income tax liabilities	(4,987)
Net assets acquired	$1,250,131

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition (Note 8 (b) (i)).
   The excess of the purchase price over the carrying value of the underlying assets in the accounts of Tenke of $1,029.2 million has been assigned to mineral properties.

(b) Rio Narcea Gold Mines, Ltd.
On July 17, 2007, the Company acquired 85.5% of the issued common shares of Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) in exchange for CAD$5.50 per share and 73.3% of the outstanding warrants of Rio Narcea for Cdn$1.04 per warrant. As at December 31, 2007, the Company had acquired all of the issued and outstanding shares of Rio Narcea and all of the outstanding warrants for cash payments totaling $918 million.
   Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. for the sale of Rio Narcea’s Tasiast

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gold mine for cash consideration of $225 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.
   The purchase price was financed in part by an $800 million syndicated senior credit facility, which was reduced by the $225 million proceeds from the sale of the Tasiast gold mine.
   This acquisition has been accounted for as a business combination using the purchase method. These consolidated financial statements include Rio Nar-cea’s operating results commencing July 17, 2007.
   Rio Narcea owns the Aguablanca nickel/copper mine and the Salave gold deposit in Spain.

The allocation of the purchase price to the identifiable assets and liabilities of Rio Narcea is summarized as follows:
Purchase price
Cash	$917,981
Acquisition costs	4,257
922,238
Less: cash and cash equivalents acquired	(67,303)
Net purchase price	$854,935

Net assets acquired
Restricted cash	$9,174
Non-cash current assets	51,060
Mineral properties, plant and equipment	562,493
Assets held for sale	278,181
Investments	69,788
Other long-term assets	939
Future income tax assets	13,783
985,418
Current liabilities	(70,057)
Current portion of long-term debt	(40,586)
Long-term debt	(6,009)
Other long-term liabilities	(16,178)
Asset retirement obligation and other mine closure costs	(7,341)
Future income tax liability	(148,674)
Non-controlling interest	(400)
Net identifiable assets	696,173
Residual price allocated to goodwill	158,762
Net assets acquired	$854,935

The purchase price has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to the Aguablanca mine, based on management’s best estimate and taking into account all available information at the time of acquisition. The fair values allocated were based in part on a valuation report prepared by an independent third party. The amount allocated to goodwill is not deductible for tax purposes.

(c) EuroZinc Mining Corporation
On October 31, 2006, the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation (“Euro-Zinc”) by issuing 160.8 million common shares valued at CAD$11.36 per share (average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after August 21, 2006, the date of announcement) and cash payments totaling $0.05 million to the former EuroZ-inc shareholders. In addition, the Company issued 2.3 million stock options and 1.5 million stock appreciation rights (“SARs”) to the former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options. The terms and conditions of these stock options remain the same as the EuroZinc stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratio.
   This acquisition has been accounted for as a business combination using the purchase method. These consolidated financial statements include EuroZinc’s results commencing October 31, 2006.

The allocation of the purchase price is summarized as follows:
Purchase price
Common shares issued (160.8 million shares)	$1,632,738
Stock options issued in exchange for EuroZinc options (2.3 million options)	12,127
Stock appreciation rightsissued in exchange for
EuroZinc SAR’s (1.5 million SAR’s)	10,595
Acquisition costs	12,852
Cash	50
1,668,362
Less:
Cash and cash equivalents acquired	(243,649)
Net purchase price	$1,424,713

Net assets acquired (amended – Note 2)
Restricted cash	$4,007
Non-cash current assets	104,053
Mineral properties, plant and equipment	1,190,515
Other long-term assets	24,139
1,322,714
Current liabilities	(137,085)
Other liabilities	(88,660)
Reclamation and closure cost obligations	(66,893)
Future income tax liabilities	(205,477)
824,599
Residual purchase price allocated to goodwill	600,114
Net assets acquired	$1,424,713

The purchase price consideration has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to the Portu-guese reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as additional information. The fair values allocated to the assets and liabilities were based in part on a valuation report prepared by an independent third party. The amount allocated to goodwill is not deductible for tax purposes.

6. Inventories
Inventories comprise the following:
	2007	2006
Ore stock piles	$9,858	$4,522
Concentrate stock piles	11,449	9,305
Materials and supplies	25,484	10,896
	$46,791	$24,723

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7. Mineral properties, plant and equipment
Mineral properties, plant and equipment consist of:
December 31, 2007
	Cost	Accumulated depreciation, depletion and amortization	Impairment (Note 10)	Net
Exploration properties	$281,787	$—	$—	$281,787
Mineral properties	1,874,790	298,775	78,590	1,497,425
Plant and equipment	421,962	73,288	—	348,674
Development	219,657	—	114,513	105,144
	$2,798,196	$372,063	$193,103	$2,233,030
			December 31, 2006
	Cost	Accumulated depreciation, depletion and amortization	Impairment	Net
Exploration properties	$82,858	$—	$—	$82,858
Mineral properties	1,334,084	128,478	—	1,205,606
Plant and equipment	360,646	27,655	—	332,991
Development	35,135	—	—	35,135
	$1,812,723	$156,133	$—	$1,656,590

Development properties include the Company’s 49% proportionate interest in the Ozernoe Joint Venture project which has a carrying value of $164.9 million (2006 - $150.3 million) (Note 8(c). The recoverability of the Ozernoe property is dependent upon the discovery of economically recoverable reserves, preservation and confirmation of the Joint Venture Company’s licensed interests in the underlying mineral claims, the ability of the Joint Venture Company and the Joint Venture partners to obtain the necessary financing to complete the project, and future profitable production or alternatively, upon the Company’s ability to dispose of the interest on an advantageous basis. Changes in future conditions of ownership, if any, could result in material reductions to the carrying value of the Ozernoe property.
   On July 17, 2007, the Company completed the acquisition of Rio Narcea (Note 5(b)), which includes the mining assets of the Aguablanca mine. The allocation of the purchase price to mineral properties was $319.0 million and to plant and equipment $243.5 million.
   On October 31, 2006, the Company completed the acquisition of EuroZinc (Note 5(c)), which includes the mining assets of both the Neves-Corvo and Aljustrel mines. The allocation of the purchase price to mineral properties was $868.6 million and to plant and equipment $321.9 million.

8. Investments
Investments include the following:
	2007	2006
Investments in available-for-sale securities	$207,814	$25,882
Equity investments	1,317,367	—
	$1,525,181	$25,882

a) Available-for-sale securities
Investments in available-for-sale securities consist of marketable securities which had a market value of $207.8 million at December 31, 2007 (December 31, 2006 – $30.7 million, carried at cost of $25.9 million). These investments consist of shares in publicly traded mining and exploration companies. Beginning on January 1, 2007, under the provisions of CICA 3855 and 1530 (Note 3) the carrying amount of these shares became subject to revaluation on a mark to market basis at the end of each reporting period, and increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income, a component of shareholders’ equity.
   During the year ended December 31, 2007, the Company recognized a $78.0 million gain from the sale of available-for-sale securities.

   The Company does not exercise significant influence over any of the companies in which investments in available-for-sale securities are held which in all cases amounts to less than a 20% equity interest in any one company.

b) Equity investments The Company accounts for the following investments on the equity basis.
	2007	2006
Tenke Fungurume Holdings Ltd. (“TFH”)	$1,314,814	$—
Sanu Resources Ltd. (“SRL”)	2,553	—
	$1,317,367	$—

(i) Tenke Fungarume Holdings Ltd.
The Company holds a 30% interest in TFH which in turn holds an 82.5% interest in a Congolese subsidiary company, Tenke Fungurume Mining S.A.R.L (“TFM”). Freeport McMoRan Gold & Copper Inc. (“Freeport”) holds the remaining 70% interest in TFH. TFM holds a 100% interest in the Tenke Fungu-rume copper/cobalt project (the ‘TFM Project’). The Company and Freeport’s net interest in the TFM project is 24.75% and 57.75% respectively. La Generale des Carriers et des Mines (“Gecamines”), a DRC Government-owned corporation owns a carried 17.5% interest. Freeport is the TFM Project operator. The Company exercises significant control over the TFM investment. Accordingly the Company has used the equity method to account for this investment since acquisition on July 3, 2007.

Balance, December 31, 2006	$—
Acquisition of TFH	1,254,229
Cash advances since acquisition on July 3, 2007	60,900
Share of equity losses since acquisition	(315)
Balance, December 31, 2007	$1,314,814

In connection with a long announced Government policy to review all mining agreements in the DRC, the Ministry of Mines recently made a formal request for further discussion with TFM regarding the TFM Project partnership with Gecamines. Included in the request for discussion are such matters as the quantum of transfer payments to the DRC, the percentage of Government ownership in the TFM Project, the degree of Gecamines involvement in the management of the TFM Project, regularization of certain issues under Congolese law, and the implementation of social plans. The Company believes the TFM agreements with the Government are legally binding, all related issues have been duly addressed under Congolese law and the overall fiscal terms as previously negotiated and incorporated into the Congolese Mining Convention as Amended and the TFM agreement terms exceed the requirements of the Congolese Mining Code. The Company was advised that Freeport, as operator, has made an appropriate response to the DRC Ministry of Mines. Until there is resolution in this matter, the carrying value of the Company’s interest is subject to uncertainty.
   TFH is reliant in part on the Company to fund its on-going operational and development financing requirements.

(ii) Sanu Resources Ltd.
Pursuant to the terms of a private placement agreement dated December 26, 2006, the Company acquired 4 million units in SRL at a price of CAD$0.65 each. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire one additional common share at a price of C$0.90 each at any time for a period of 2 years. On purchase, the investment consisting of the shares and share purchase warrants was classi-fied as an available-for-sale investment. On July 17, 2007 when certain Lundin senior officers or their appointees assumed key SRL management positions and were appointed to three of the six seats on the SRL Board, management determined that the Company’s 9.9% interest in SRL’s then outstanding shares (approximately 18.0% on a fully diluted basis) constituted a position of signifi-cant influence in the management and control of the SRL operations. Consequently, the Company has recorded the SRL investment on an equity basis whereby the Company’s proportionate share of reported SRL income or loss is

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added to or deducted from the carrying value of its investment. Changes in the SRL equity investment are as follows:

Cost of investment on acquisition	$2,492
Share of equity losses since establishing significant influence on July 17, 2007	(70)
Effect from changes in foreign exchange rates	131
Balance, December 31, 2007	$2,553

At the time of the SRL acquisition, the excess of the purchase price over the carrying value of the underlying assets in the SRL accounts of approximately $1.8 million has been assigned to mineral properties.
   As at December 31, 2007 the market value of SRL was approximately $4.1 million and the Company’s interest in SRL stood at 9.7% of SRL (approximately 16.0% fully-diluted).

c) Joint venture investment
On November 17, 2006, in consideration for $115 million cash plus a commitment to pay an additional $10 million on the commencement of commercial production, the Company acquired a 49% interest in the shares of Morales (Overseas) Limited (“Morales”) whose wholly owned Russian subsidiary holds a mining license covering the Ozernoe lead/zinc project located in the Republic of Buryatia, Russia. The Morales investment is accounted for as a joint venture under an agreement with IFC Metropol LLC OOO, (“Metropol”), a Rus-sian entity that holds the remaining 51% interest in Morales. Under existing agreements, the Company is responsible for arranging project financing in an amount equal to 60% of the cash required to put the project into commercial production, with the remaining 40% contributed as equity by the Company and Metropol on a pro rata basis.
   Morales is reliant on the Company and Metropol to fund its on-going operational and development financing requirements and Morales does not have the ability to transfer funds to either Metropol or the Company.
   As at December 31, the Company’s consolidated accounts included the following proportionate share of the Morales accounts:

	2007	2006
Assets
Cash	$476	$—
Other current assets	604	—
Mineral properties, plant and equipment	157,219	150,292
Other non–current assets	6,634	—
	$164,933	$150,292
Liabilities and equity
Current liabilities	$3,806	$—
Non–current liabilites	45,395	34,894
Equity	115,732	115,398
	$164,933	$150,292
Statement of operations
Other income and expenses, net	$339	$—
Foreign exchange gains	107	—
Provision for income tax expense	(83)	—
Income for the year	$363	$—
Cash flow
Financing activities	$10,472	$115,398
Investing activities	(9,996)	(115,398)
Increase in cash	$476	$—
9. Goodwill
The following table summarizes changes to the goodwill carrying value:

	EuroZinc	Rio Narcea	2007	2006
(Amended – Note 2)
Goodwill, beginning of year
– Amended – Note 2	$517,559	$—	$517,559	$—
Amendment of prior year
amount – Note 2	98,867	—	98,867	—
Goodwill, beginning of year
– Amended – Note 2	616,426	—	616,426	—
Arising from acquisitions	—	158,762	158,762	600,115
Impairment charges – Note 10	(327,658)	(22,340)	(349,998)	—
Effect from changes in
foreign exchange rates	69,188	9,547	78,735	16,311
Goodwill, end of year	$357,956	$145,969	$503,925	$616,426

10. Asset impairment

The annual test for impairment of goodwill related to the Portuguese reporting unit resulted in an impairment charge of $327.7 million, and identified that the carrying value of the Aljustrel mine was unlikely to be recovered, resulting in an impairment charge to mineral properties and development costs of $193.1 million. The impairment charge occurred, in part, due to the decline of the US dollar against the Euro, as the Company’s operations in Europe incur operating and capital costs primarily in Euros, while revenue from concentrate sales is denominated in US dollars.
   Due to the decline of the US dollar against the Euro and the decline in spot nickel prices over the latter part of the year ended December 31, 2007, the Company also concluded that the fair value of the Spanish reporting unit was likely to be less than its carrying value and conducted a goodwill impairment test, resulting in an impairment charge of $22.3 million.
The fair value of the reporting units was estimated using all available information at the effective date of the impairment tests, including discounted estimated future cash flows, replacement costs and other market related data. Estimated future cash flows used to test impairment of goodwill and capital assets included management’s estimates of operating results and capital requirements over the life of the related mineral properties. Key assumptions for metals prices, inflation and discount rates and US$ exchange rates were based on consensus estimates and other information available from third party sources that management believed to be reasonable in the circumstances. The fair value of the impaired long-lived assets was determined primarily using discounted cash flows over the expected life of the mine. Fair values of reporting units and long lived assets were based in part on reports prepared by independent third parties.

The following table summarizes the before and after-tax impairment charges for the year ended December 31, 2007:

	Goodwill	Development and mineral properties	Total
Rio Narcea Gold Mines, Ltd.	$22,340	$—	$22,340
EuroZinc Mining Corporation	327,658	193,103	520,761
	349,998	193,103	543,101
Future income tax recovery	—	(51,172)	(51,172)
	$349,998	$141,931	$491,929

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11. Future income taxes
The reconciliation of income taxes computed at Canadian statutory tax rates to the Company’s income tax expense for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Combined basic federal and provincial rates	34.12%	34.12%
Income tax expense based on statutory income tax rates	$(30,533)	$70,246
Effect of lower tax rates in foreign jurisdictions	(29,044)	(21,747)
Tax benefits recognized on prior year losses	(8,123)	1,323
Non-deductible and non-taxable items	125,415	3,159
Other	6,955	1,177
Income tax expense	$64,670	$54,158

Temporary differences and loss carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2007 and 2006 are as follows:

Future income tax assets:	2007	2006
	(Amended – Note 2)
Canadian tax loss carry forwards	$21,477	$7,056
Mine closure costs	2,035	—
Development properties	18,136	—
Spanish tax loss carry forwards	11,408	—
Irish tax loss carry forwards	28,019	33,543
Portuguese tax loss carry forwards	10,801	2,490
Mineral properties, plant and equipment	3,502	5,112
Provision for pensions	3,924	—
Working capital	7,269	3,678
Derivative assets	1,661	—
Other assets and liabilities	3,882	2,078
Share issuance costs	4,869	—
Asset retirement obligations	14,124	5,312
	131,107	59,269
Valuation allowance	(37,443)	(9,221)
Future income tax assets	93,664	50,048
Future income tax liabilities
Tax–allocation reserve	8,499	7,644
Derivatives and others	—	2,030
Other assets	15,429	—
Mining properties, plant and equipment	437,773	305,973
	461,701	315,647
Net future income tax liability	$368,037	$265,599

After taking into account the right of offset these balances are as follows:
Net future income tax asset	$80,582	$17,261
Net future income tax liability	448,619	282,860
	$368,037	$265,599

At December 31, 2007, the Company had accumulated non-capital losses for Irish income tax purposes of approximately $112.1 million (2006 – $134.2 million) which has an indefinite life. In addition, the Company also has the following non-capital loss carry forwards:

Year of expiry	Canada	Portugal	Spain	Total
2008	$653	$4,530	$—	$5,183
2009	695	5,196	—	5,891
2010	3,095	—	—	3,095
2011	7,598	28,146	—	35,744
2012 and thereafter	67,194	2,885	37,664	107,742
	$79,235	$40,758	$37,664	$157,656

The utilization of $78.2 million Canadian non-capital loss carry forwards is restricted as a result of a change in control.

12. Accrued liabilities

	2007	2006
		(Amended – Note 2)
Royalty payable	$42,732	$19,526
Advances on metal concentrates	—	15,582
Stock appreciation rights liability	984	9,222
Balance due on derivative contracts	1,831	8,966
Put premium obligation	—	9,476
Unsettled purchases of investments	3,122	—
Normal course issuer bid purchases	3,429	—
Unbilled goods and services and payroll obligations	38,767	34,530
	$90,865	$97,302

13. Long-term debt and capital leases

	2007	2006
Five-year revolving credit facility (a)	$40,352	$—
Somincor bonds due 2009 (b)	39,369	35,689
Capital lease obligations (c)	8,358	6,867
Deferred employee housing sales	274	238
Investment incentive loan (d)	729	1,061
Aljustrel debt	2,516	2,280
Rio Narcea debt (e)	6,538	—
	98,136	46,135
Less current portion due within one year	8,640	3,284
	$89,496	$42,851

The principal repayment obligations are scheduled as follows:

	Debt	Capital leases	Other	Total
2008	$3,245	$4,684	$710	$8,640
2009	40,098	3,579	292	43,968
2010	729	95	—	824
2011	729	—	—	729
2012 and thereafter	43,975	—	—	43,975
Total	$88,776	$8,358	$1,002	$98,136

Management estimates that the fair value of long-term debt approximates its carrying value.
a)
During 2007, the Company secured a five-year $225 million non-revolving and a $575 million revolving credit facility for general corporate purposes collateralized by shares owned by Lundin in its subsidiaries. These loan facilities were used in part to acquire 100% of the issued and outstanding shares of Rio Narcea (Note 5(b)). Following the purchase of Rio Narcea, the Company sold its Tasiast gold project for $225 million and retired a part of the non-revolving credit facility;

     The credit facility contains various covenants that include indebtedness, asset sales and liens, and distributions. The amount drawn on the facility bears interest at LIBOR plus a spread of 75 to 150 basis points based on the leverage ratio of the Company. As at December 31, 2007, the interest rate was 4.7%;

b)
On December 17, 2004, the Company’s wholly-owned Portuguese subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27.0 million, which as at December 31, 2007 is equivalent to approximately $36.4 million. These bonds have a five-year term with 100% of the principal repayable at maturity on December 17, 2009 and bear interest at “EURIBOR 6 months” plus 0.875%. Interest payments are due on June 17 and December 17 of each year;

c)	Capital lease obligations relate to leases on mining, computer equipment and passenger vehicles having three or four year terms and the lease payment

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obligations have been discounted at rates of interest between 1.25% to 1.75% above “3 month” and “6 month” EURIBOR;
d)
The European Union (“EU”) established special investment programs to promote the development of some countries within the EU. The Neves-Corvo mine location in Portugal qualifies for investment incentives. Between 2001 and 2002 Neves-Corvo incurred approximately $20.0 million of eligible expenditures resulting in a non-refundable grant of $0.8 million and an unsecured, interest-free loan of $4.6 million. The outstanding balance on the unsecured, interest-free loan at December 31, 2007 was $0.7 million and is due on July 30, 2008; and

e)
The Rio Narcea debt of €5.5 million (approximately $7. 6 million) was assumed on the acquisition of Rio Narcea and is an interest free loan extended by the Spanish Department of Trade, Industry and Commerce on which interest is imputed at 4.3%. It is repayable in equal annual installments of €0.5 million on December 15 of each year through 2017.

14. Deferred revenue

a) Silverstone Resources Corp.
On September 28, 2007, the Company entered into an agreement to sell all of its silver contained in concentrate produced from its Neves-Corvo and Aljustrel mines in Portugal to Silverstone Resources Corp. (“Silverstone”) in consideration for cash and securities having a fair value of US $89.1 million on the date of the exchange, plus a payment on delivery of silver in concentrate at a rate of the lesser of (a) $3.90 per ounce (subject to a 1% annual adjustment after three years) and (b) the then prevailing market price per ounce of silver. The agreement extends to the earlier of 50 years from the agreement date and the end of mine life for each of the Neves-Corvo and Aljustrel mines. During the year ended December 31, 2007, the Company delivered concentrate containing 147,000 ounces of silver in concentrate to Silverstone.
   The Company has determined that the embedded derivative value in the contract, related to the ability of Silverstone to pay a reduced amount for each ounce of silver contained in concentrate if, during the term of the contract, the price of silver falls below $3.90 per ounce, is not significant.

b) Silver Wheaton Corp.
On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Company agreed to deliver 40 million ounces of silver contained in concentrate from the Zinkgruvan mine in Sweden to Silver Wheaton over a 25-year period in consideration for cash and securities having a fair value totaling $72.8 million, plus payment on delivery of silver in concentrate at a rate of the lesser of (a) $3.90 per ounce (subject to adjustment based on changes in the US consumer price inflation index) and (b) the then prevailing market price per ounce of silver.
   Under terms of the agreement, if, at the end of the 25-year period, the Company has not delivered concentrate containing the agreed 40 million ounces, the Company is required to pay $1.00 to Silver Wheaton for each ounce of silver not delivered. During 2007, the Company delivered concentrate containing 1,942,000 ounces (2006 – 1,671,000 ounces) of silver to Silver Wheaton, for an aggregated total of 5,500,000 ounces since the inception of the contract.
   The Company has determined that the embedded derivative value in the contract, related to the ability of Silver Wheaton to pay a reduced amount for each ounce of silver contained in concentrate if the price of silver falls below $3.90 per ounce, is not significant.

The following table summarizes the changes in deferred revenue balance:
	2007	2006
Balance, beginning of year	$64,330	$58,176
Proceeds from new contracts issued during the year	89,060	—
Amortization on delivery of silver in concentrate	(4,473)	(3,093)
Effect from changes in foreign exchange rates	7,204	9,247
	156,121	64,330
Less: estimated current portion	(7,243)	(3,264)
Balance, end of year	$148,878	$61,066

15. Derivative instruments liability
The derivative contracts include forward sale contracts for the purpose of managing the related risks and are not for trading purposes. As at December 31, 2007, the Company had derivative liabilities for forward metal delivery commitments as follows:
		Outstanding Contracts
		2008		2009		2010 and beyond
	Units	Quantity	Average price	Quantity	Average price	Quantity	Average price	Estimated Fair Value December 31, 2007
Lead	tonnes	10,500	$0.71/lb.	—	—	—	—	$(10,059)
Zinc	tonnes	2,400	$1.23/lb.	—	—	—	—	768
Silver	ounces	95,000	$11.60/oz.	117,000	$11.60/oz.	167,000	$11.60/oz.	(1,211)
								$(10,502)

For every $0.10 decrease or increase in the prevailing market price from the above contracted price, the Company can expect to incur pre-tax income increases or decreases, respectively, as follows:
Lead	$2,315
Zinc	529
Silver	$38

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16. Provision for pension obligations
The Company has calculated its liability relating to the defined benefit plan at the Zinkgruvan mine using the Projected Unit Credit Method. Actuarial assumptions used to determine benefit obligations at December 31, 2007 and 2006 were as follows:
	2007	2006
Discount rate	4.50%	4.00%
Rate of salary increase	2.50%	2.50%
Long-term rate of inflation	2.50%	2.50%

Information about Zinkgruvan’s defined benefit and other retirement plans as at December 31, 2007 is as follows:
	2007	2006
Accrued benefit obligation:
Balance, beginning of the year	$13,383	$12,728
Current service costs	772	684
Interest costs	509	499
Actuarial (gains) losses	(714)	(2,066)
Benefits paid	(727)	(505)
Effects of foreign exchange	(1,029)	2,043
Balance, end of the year	12,194	13,383
Adjustments of cumulative unrecognized actuarial losses	167	958
Unrecognized actuarial gains	714	158
Accrued benefit liability	13,075	14,499
Provision for indirect taxes on non-vested pension obligations	2,656	325
Pension obligations covered by insurance policies	1,343	646
Total provision for pension obligations	$17,074	$15,470

The defined benefit plan is unfunded and, accordingly, there are no plan assets and the Company made no contributions to the plan. The Company’s pension expense related to the defined benefit plan is as follows:

	2007	2006
Current service costs	$772	$684
Interest costs	509	499
Actuarial losses	(714)	42
Indirect taxes	138	266
Pension expense	$705	$1,491

In addition, the Company recorded a pension expense of $640,000 (December 31, 2006 – $791,000) relating to defined contribution plans.

17. Asset retirement obligations and other provisions
The asset retirement obligations and other provisions relating to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel, Aguablanca and Galmoy mines, are as follows:

	Asset retirement obligations	Other mine closure costs	Total
Balance, December 31, 2005	$16,093	$—	$16,093
Accretion	1,284	—	1,284
Changes in estimates	8,773	—	8,773
Other provisions	(381)	350	(31)
Amounts arising from EuroZinc acquisition	62,562	4,331	66,893
Effect on changes in foreign exchange rates	2,700	155	2,855
Balance, December 31, 2006	91,031	4,836	95,867
Accretion	5,719	2,273	7,992
Accruals for services	—	1,335	1,335
Changes in estimates	12,819	—	12,819
Amounts arising from Rio Narcea acquisition	7,294	1,108	8,402
Amounts arising from disposal of Tasiast	(1,000)	—	(1,000)
Effect on changes in foreign exchange rates	8,026	657	8,683
Payments	(2,018)	—	(2,018)
Balance, December 31, 2007	$121,871	$10,209	$132,080

On July 17, 2007, the Company acquired Rio Narcea, the owner of the Aguablanca mine in the Asturias province of Spain (Note 5(b)). As part of the allocation of the purchase price, the Company allocated $6.2 million for future site restoration and mine closure costs and $1.1 million to other mine closure costs. The future site restoration and mine closure costs were determined based on the current life of mine plan, estimated undiscounted future site restoration costs of €5.8 million for the mine using a credit-adjusted risk-free interest rate of 5.0%. Since acquisition, the Company made payments for site restoration costs totaling $2.1 million. During 2007, in the period since acquisition, the Company recorded accretion expense of $0.4 million. The asset retirement obligations for the Aguablanca mine at December 31, 2007 totaled $7.2 million.
   On October 31, 2006, the Company acquired EuroZinc, the owner of the Neves-Corvo and Aljustrel mines in Southern Portugal. As part of the allocation of the purchase price, the Company allocated $62.6 million for future site restoration and mine closure costs and $4.3 million to other mine closure costs. The future site restoration and mine closure costs were determined based on the current life of mine plan, estimated undiscounted future site restoration costs of €100.5 million for the Neves-Corvo mine and €12.9 million for the Aljustrel mine and a credit-adjusted risk-free interest rate of 5.0%. The Company expects the payments for site restoration costs to be incurred near the end or following the closure of the Neves-Corvo mine in 2021. The Company is in the process of preparing updated mine closure plans for both Neves-Corvo and Aljustrel and anticipate the reports will be completed late in the second quarter of 2008. Any changes in the estimate will be to increase or decrease the carrying value of the related asset and charged to earnings through amortization over the life of the mine. For the year ended December 2007, the Company recorded accretion expense of $3.8 million (two months ended December 31, 2006 – $0.5 million). The asset retirement obligations and mine closure provisions for the Neves-Corvo and Aljustrel mines at December 31, 2007 were $92.6 million.
   The asset retirement obligation at the Zinkgruvan mine at December 31, 2007 was $13.4 million (December 31, 2006 – $11.7 million). This was based on estimated undiscounted future site restoration costs of $37.1 million (SEK240.1 million) and a credit-adjusted risk-free interest rate of 5.5%. The Company expects the future reclamation costs to be incurred subsequent to the end of the mine life.
   In March 2006 Zinkgruvan presented a revised closure plan to the Swedish Environmental Supreme Court. This closure plan for the tailings facility indicated a final closure cost of approximately $1.5 million (SEK10 million). However, the Supreme Court upheld the original 2001 closure plan and required the Company to post a $12.4 million (SEK 80 million) bond. Zinkgruvan is currently updating the closure plan for resubmission to the Swedish Environmental Court for approval. Until such time as the new closure plan is approved, Zinkgruvan has based its estimated asset retirement obligation at December 31, 2007 of $13.4 million on the 2001 closure plan.
   The asset retirement obligation at the Galmoy mine at December 31, 2007 was $15.8 million (December 31, 2006 – $13.4 million), which was based on an undiscounted asset retirement obligation of €15.4 million and a credit-adjusted risk-free interest rate of 5.5%. Expenditures for site restoration costs are scheduled to commence from 2008 to 2021. For the year ended December 31, 2007, the Company recorded accretion expense of $0.8 million (2006 – $0.8 million) and $1.1 million for other mine closure costs.
   The Company estimates that its asset retirement obligations with respect to the Storliden mine are insignificant.

18. Share capital
All shares and stock options shown in the tables are calculated as if the three-for-one stock split, which was effective February 5, 2007, had occurred at December 31, 2005.

(a) Authorized and issued shares
The issued and authorized share capital consists of an unlimited number of voting common shares with no par value and one special non-voting share with no

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par value of which 392,489,131 voting common shares (2006 – 284,800,065) are issued and fully-paid.
   On December 19, 2007, the Company announced a normal course issuer bid to purchase up to 19,620,139 of its previously issued common shares on the open market. As at December 31, 2007, the Company had purchased 435,000 shares for a total consideration of $4.2 million. These shares were cancelled in January 2008.

Changes in the issued voting common shares were as follows:
	Number of shares	Amounts
Fully-paid, issued and outstanding, December 31, 2005	122,081,493	$243,305
Exercise of stock options for cash	1,643,784	6,320
Exercise of stock appreciation rights for cash	240,240	1,824
Transfer of contributed surplus on exercise of
stock options	—	6,088
Shares issued in consideration for EuroZinc acquisition	160,834,548	1,632,738
Fully-paid, issued and outstanding, December 31, 2006	284,800,065	1,890,275
Exercise of stock options for cash	1,903,173	6,544
Exercise of stock appreciation rights for cash	226,160	1,330
Transfer of contributed surplus on exercise of
stock options	—	8,892
Return of fractional shares	(69)	—
Shares issued to acquire Tenke Mining Corp. – Note 5(a)	105,421,402	1,329,075
Shares issued on the assumption of Tenke obligation
– Note 5(a)	138,400	1,745
Fully-paid, issued and outstanding, December 31, 2007	392,489,131	3,237,861
Shares purchased pursuant to normal issuer bid,
awaiting cancellation	—	(4,179)
Net fully-paid, issues and outstanding,
December 31, 2007	392,489,131	$3,233,682

(b) Stock options
The Company has an incentive stock option plan (the “Plan”) available for certain employees, directors and officers to acquire shares in the Company. At the October 19, 2006 Special Meeting of Shareholders, the shareholders of the Company approved a resolution setting the number of shares reserved under the Plan at 7,000,000. As a result of a three-for-one stock split of the Company’s shares on February 5, 2007, the number of shares reserved under the Plan increased to 21,000,000, which is less than 10% of the number of issued and outstanding shares of the Company. The term of any options granted are fixed by the Board of Directors and may not exceed 10 years from the date of grant.
   Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.
   The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock compensation expense of $12.0 million for 2007 (2006 – $2.4 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes risk-free interest rates of 3.9% to 4.7% (2006 – 3.9% to 4.1%) , no dividend yield, expected life of 1.5 to 2.5 years (2006 – 0.5years to 2.0 years) with an expected price volatility ranging from 36% to 43% (2006 – 36% to 43%).

The continuity of incentive stock options issued and outstanding during 2007 and 2006 is as follows:
	Number of Options (Shares)	Weighted average exercise price (CAD$)
Outstanding, December 31, 2005	2,002,500	$3.76
Granted during the year	360,000	10.23
Granted in exchange for EuroZinc options - Note 5(c)	2,319,549	5.41
Exercised during the year	(1,643,783)	3.61
Outstanding, December 31, 2006	3,038,266	5.11
Granted during the year	4,905,760	12.55
Granted in exchange for Tenke options - Note 5(a)	86,500	5.57
Cancelled during the year	(9,521)	9.80
Exercised during the year	(1,903,177)	3.86
Outstanding, December 31, 2007	6,117,828	$11.84

During the year ended December 31, 2007, the Company granted 4,905,760 incentive stock options to employees and officers at a weighted average exercise price of CAD$12.55 per share that expire between January 17, 2009 and December 5, 2012. The exercise price for each of the options granted during 2007 was based on the closing stock price on the date of grant. On the acquisition of Tenke, in 2007, the Company issued 0.09 million stock options to a former Tenke director in exchange for the cancellation of Tenke stock options (Note 5(a)). In 2006, the Company issued 2.3 million stock options to former Euro-Zinc employees in exchange for the cancellation of the EuroZinc stock options (Note 5(c)). The terms and conditions of both the Tenke and the EuroZinc stock options remain the same as the respective pre-acquisition stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratios on which the Tenke and Euro-Zinc acquisitions were based.

The following table summarizes options outstanding as at December 31, 2007, as follows:
	Outstanding Options			Exercisable Options
Range of exercise prices (CAD$)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD$)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD$)
$2.28–$5.79	187,068	2.1	$3.41	187,068	2.1	$3.41
$5.80–$10.59	1,350,000	3.9	9.68	757,232	3.5	9.53
$10.61–$14.97	4,580,760	4.1	12.82	2,035,960	3.4	12.87
	6,117,828	4.0	$11.84	2,980,260	3.3	$11.43

(c) Stock appreciation rights
In 2006, on the acquisition of EuroZinc (Note 5(c)), the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to either purchase the shares in the Company or receive a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise.

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The continuity of stock appreciation rights issued and outstanding is as follows:

	Number of stock appreci- ation rights	Weighted average exercise price (CAD$)
Outstanding, December 31, 2005	—	$—
Granted in exchange for EuroZinc options - Note 5(c)	1,461,321	5.26
Exercised during the year in exchange for shares purchased	(240,240)	5.21
Outstanding, December 31, 2006	1,221,081	5.27
Exercised during the year in exchange for shares purchased	(226,160)	6.76
Exercised during the year in exchange for cash payouts	(688,201)	4.14
Outstanding, December 31, 2007	306,720	$6.69

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at December 31, 2007 was $1.0 million (December 31, 2006 – $9.2 million). For the year ended December 31, 2007, the Company also recognized a $1.4 million recovery as a result of changes in the fair value of the outstanding stock appreciation rights.
   All stock appreciation rights are fully vested and exercisable.

Expiry date	Number of stock appreci- ation rights	Weighted average exercise price (CAD$)
June 8, 2010	135 360	$2,31
May 11, 2011	171 360	10,15
Outstanding, December 31, 2007	306 720	$6,69

19. Supplemental cash flow information

	2007	2006
	(Amended – Note 2)
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$1,091	$28,139
Accounts payable and other current liabilities	(19,963)	4,752
	$(18,872)	$32,891
Non-cash financing and investing activities
Common shares issued for the Tenke acquisition
– Note 5(a)	$1,330,820	$—
Stock options issued on the Tenke acquisition – Note 5(a)	660	—
Common shares issued for the EuroZinc acquisition
– Note 5(c)	—	1,632,738
Common shares received pursuant to option agreements	1,375	—
Stock options and stock appreciation rights issued on
acquisition of EuroZinc – Note 5(c)	—	22,722
Equipment acquired through capital lease	3,737	—
	$1,336,592	$1,655,460
Operating activities included the following cash payments
Interest paid	$2,098	$3,392
Income taxes paid	$82,981	$22,232
20. Related party transactions
For the year ended December 31, 2007, the Company paid $0.5 million (2006 – $0.2 million) for rent, corporate secretarial, administrative services and management fees to a company owned by the Chairman of the Company. As at Decem-ber 31, 2007 and 2006, the Company had no indebtedness on this account.
   For the year ended December 31, 2007 the Company paid legal fees totaling $0.6 million and $0.5 million (2006 – $0.1 million and $Nil) to two firms in which a Company director and the Corporate Secretary are partners. As at December 31, 2007 the Company had a $0.2 million balance (2006 – $0.1 million) owing to these related parties.
Related party transactions are measured at their exchange amount in these consolidated financial statements, which is the amount of consideration received as established and agreed upon by the Company and the aforementioned related party.

21. Segmented information
The Company is currently engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland, Russia and the DRC.
The Company has six reporting segments as identified by the individual mining operations at each of its five operating mines as well as the Ozernoe and Tenke Fungurume development projects. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby revenues represent 10% or more of the total Company revenues or, in the case of Tenke Fungurume and Ozernoe, a significant asset.

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Segmented operating information is as follows:
	December 31, 2007
	Sales	Operating profit	Impairment charges	Capital expenditures	Goodwill	Total assets
Zinkgruvan	$206,067	$130,429	$—	$18,265	$—	$455,618
Storliden	56,354	17,434	—	1,096	—	62,330
Galmoy	99,925	20,879	—	6,244	—	169,547
Neves–Corvo (1)	621,088	334,510	520,761	142,213	357,955	1,888,150
Aguablanca (2)	75,838	(6,295)	22,340	6,290	145,970	840,175
Ozernoe	—	—	—	14,145	—	164,933
Tenke Fungurume	—	—	—	—	—	1,314,819
Other	450	(1,307)	—	1,160	—	(184,748)
Total	$1,059,722	$495,650	$543,101	$189,413	$503,925	$4,710,824

	December 31, 2006
	Sales	Operating profit	Impairment charges	Capital expenditures	Goodwill	Total assets
		(Amended – Note 2)			(Amended – Note 2)	(Amended – Note 2)
Zinkgruvan	$197,014	$138,344	$—	$15,043	$—	$437,570
Storliden	114,323	44,755	—	156	—	107,082
Galmoy	119,223	38,847	—	10,794	—	175,527
Neves–Corvo (1)	110,899	24,135	—	9,550	616,426	2,200,566
Ozernoe	—	—	—	115,398	—	150,292
Other	(1,730)	(1,100)	—	408	—	(193,810)
Total	$539,729	$244,981	$—	$151,349	$616,426	$2,877,227
(1) Includes the Aljustrel development property
(2) Sales and operating profit data for Neves-Corvo and Agaublanca include results since acquistion on October 31, 2006 and July 17, 2007, respectively.

Segmented geographic information is as follows:
	December 31, 2007				December 31, 2006
	Sales	Impairment charges	Equity investments	Mineral properties, plant and equipment	Sales	Impairment charges	Mineral properties, plant and equipment
(Amended – Note 2)
Sweden	$262,421	$—	$—	$168,966	$311,337	$—	$163,392
Ireland	99,925	—	—	107,001	119,223	—	111,788
Portugal	621,088	520,761	—	1,242,010	110,899	—	1,230,326
Spain	75,838	22,340	—	556,786	—	—	—
Russia	—	—	—	157,219	—	—	150,292
DRC	—	—	1,314,814	—	—	—	—
Other	450	—	—	1,048	(1,730)	—	792
Total	$1,059,722	$543,101	$1,314,814	$2,233,030	$539,729	$—	$1,656,590

22. Commitments and contingencies
The Company’s wholly-owned subsidiary, Somincor, which was acquired as part of the EuroZinc acquisition on October 31, 2006, has entered into the following commitments:
(a)
Royalty payment under a fifty year concession agreement to pay the greater of 10% of net income or 0.75% of mine-gate production revenue. Royalty cost for the year ended 2007 was $24.5 million (two months ended Decem-ber 31, 2006 – $0.9 million;

(b)	Port facilities rental payable to the port authority of Setubal and Sesimbra, Portugal for a thirty-year period beginning in 1996 at an annual cost of $0.2 million per year;
(c)	Use of the railways under a railway transport agreement for ten years expiring in November 2010 at an estimated annual cost of $4.5 million per year;
(d)	Setubal bulk terminal land and use license commitments totaling approximately $0.7 million per year for the duration of the life of the terminal facilities; and
(e)	Computer equipment leases for the next two years in the amount of approximately $0.9 million per year.

A major Swedish bank issued a bank guarantee to the Swedish authorities in the amount of $12.4 million (SEK80 million) relating to the future reclamation costs at the Zinkgruvan mine. The Company has agreed to indemnify the Swedish bank for this guarantee.
   As disclosed in note 14, under agreements with Silverstone and Silver Wheaton, the Company has agreed to deliver all future production of silver contained in concentrate produced from certain of its mines. The Silver Wheaton agreement includes a guaranteed minimum delivery of 40 million ounces of silver over the remaining 22-year term. If at the end of the contract the Company has not met its minimum obligation, it must pay $1.00 to Silver Wheaton for each ounce of silver not delivered.
   In August 2005, the regional Government of Asturias rejected Rio Nar-cea’s application for “change in land use” required to develop the Salave gold deposit. After a review of its legal options, former management of Rio Narcea commenced legal applications in local courts seeking reversal of the decision and, or monetary compensation for damages. On the acquisition of Rio Narcea, the Company fair valued the Salave property at $50 million, which is included in exploration properties as presented in Note 7. The outcome and timing of any legal action on this matter is presently uncertain.
   The Storliden mine is being operated pursuant to an operating agreement between Boliden Mineral AB (“Boliden”) and the Company, whereby Boliden is the main contractor of the mine. Ore is processed at a Boliden mill and after all operating costs are paid, the remaining cash flow is shared two-thirds by the

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Company and one-third by Boliden. Boliden charges an operator’s fee to the Storliden mine at cost plus 15%. There is also a 1.5% annual royalty based on the Net Smelter Revenue.

The Company is a party to certain operating leases and contracts relating to office rent, office equipment and car leases. Future minimum payments under these agreements at December 31, 2007 are as follows:

2008	$4,520
2009	2,192
2010	992
2011	843
2012	582
Total	$9,129

23. Differences between Canadian and United States generally accepted accounting principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States US GAAP, including practices prescribed by the United States Securities and Exchange Commission (“SEC”). Set out below is a description of these material differences and the effect on these consolidated financial statements.

Consolidated Balance Sheets	2007	2006
	(Amended – Note 2)
Total Assets under Canadian GAAP	$4,710,824	$2,877,227
Investments (a)	—	4,847
Equity investments (c), (e) and (f)	12,004	—
Mineral properties (c)	(10,034)	(3,107)
Future income taxes assets (e) and (f)	194	—
Total Assets under US GAAP	$4,712,988	$2,878,967

Total Liabilities under Canadian GAAP	$1,169,018	$748,860
Future income taxes (c)	1,546	1,386
Total Liabilities under US GAAP	1,170,564	750,246
Shareholders’ Equity under Canadian GAAP	3,541,806	2,128,367
Unrealized gain on available for sale investments,
net of taxes (a)	—	3,193
Future income tax (expense) recovery (e), (f) and (g)	(1,620)	—
Interest expense (e)	13,438	—
Equity loss on investments (c), (e) and (f)	(1,434)	—
Deferred exploration, net of taxes (c)	(9,766)	(2,839)
Shareholders’ Equity under US GAAP	3,542,424	2,128,721

Total Liabilities and Shareholders’ Equity under US GAAP	$4,712,988	$2,878,967

Consolidated Statements of Operations	2007	2006
	(Amended – Note 2)
Net earnings (loss) under Canadian GAAP	$(154,157)	$151,548
Equity investment losses (f)	(1,434)	—
Interest (e)	13,438	—
Deferred exploration (c)	(6,927)	(3,107)
Future income taxes (c), (e), (f) and (g)	(1,620)	268
Net earnings (loss) under US GAAP	$(150,700)	$148,709
Basic earnings (loss) per share, US GAAP	$(0.45)	$1.00
Diluted earnings (loss) per share, US GAAP	$(0.45)	$0.98
Statement of Comprehensive Income	2007	2006
	(Amended – Note 2)
Net earnings (loss) under US GAAP	$(150,700)	$148,709
Other comprehensive income
Changes in fair value of available-for-sale securities, net of taxes	(23,626)	3,193
Foreign currency translation adjustments (b)	239,330	77,803
Comprehensive income under US GAAP	$65,004	$229,705

Consolidated Statements of Cash Flows	2007	2006
	(Amended – Note 2)
Operating activities
Operating activities under Canadian GAAP	$425,702	$247,221
Interest (e)	13,438	–
Exploration expense (c)	(6,927)	(3,107)
Operating activities under US GAAP	432,213	244,114
Financing activities
Financing activities under Canadian and US GAAP	34,594	3,884
Investing activities
Investing activities under Canadian GAAP	(738,017)	63,838
Interest (e)	(13,438)
Deferred exploration (c)	6,927	3,107
Investing activities under US GAAP	(744,528)	66,945
Effect of foreign exchange on cash balances	8,758	12,818
Increase (decrease) in cash and cash
equivalents under US GAAP	(268,963)	327,761
Cash and cash equivalents, beginning of
year under US GAAP	402,170	74,409
Cash and cash equivalents, end of year under US GAAP	$133,207	$402,170

Basic Shares outstanding	338,643,242	149,439,546

(a)
In 2006, the Company’s investments in public companies were classified as available-for-sale investments under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under US GAAP, these investments are recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income, net of applicable income taxes. The unrealized $3.2 million gain, net of taxes, relates to investments in shares of various public companies valued at $30.7 million. Effective January 1, 2007, the Company adopted new CICA accounting standards that comply with US GAAP. The unrealized gain on available-for-sale securities as at December 31, 2006 was $3.2 million. This amount is included in the aggregate amount of $55.7 million reported as a transition adjustment during the current year to the opening balance of Accumulated Other Comprehensive Income in the Consolidated Statements of Changes in Shareholders’ Equity.

(b)
Under US GAAP, cumulative translation adjustments are included as a component of other comprehensive income. Until, January 1, 2007, under Cana-dian GAAP, cumulative translation adjustments were presented as a separate line item within shareholders’ equity. Effective January 1, 2007, the Company adopted new CICA accounting standards that comply with US GAAP.

(c)
Under US GAAP and practices prescribed by the SEC, exploration expenditures relating to mineral properties, for which commercial feasibility has not yet been established through a formal feasibility study, are expensed as incurred. In addition, land use costs are expensed as incurred.

   Under Canadian GAAP, exploration expenditures are capitalized once a determination has been made that a property has potential economically recoverable resources and there is a reasonable expectation that costs can be recovered by future exploitation or sale of the property. These costs may be deferred and amortized over the estimated life of the property following commencement of commercial production, or written-off if the property is

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sold, allowed to lapse, abandoned or impaired. Exploration and evaluation expenditures made prior to a determination that a property has economically recoverable resources are written off as incurred.

   During the year ended December 31, 2007, under Canadian GAAP, the Company deferred mineral property expenditures totaling $6.9 million (2006 – $3.2 million) on the Ozernoe project, net of taxes, which would have been expensed under US GAAP.

(d)
Under US GAAP, investments in incorporated joint ventures are accounted for using the equity method. In accordance with a concession granted by the SEC, foreign private issuers may use the proportionate consolidation method for joint venture accounting if their financial statements are presented under Canadian GAAP and contain the disclosure outlined in notes 3(a) and 8(c).

(e)
Under US GAAP, interest cost must be capitalized as part of the historical cost of acquiring assets that require a period of time to get them ready for intended use or while an equity investee has not commenced its planned operations if the effect is material. Under Canadian GAAP, interest cost capitalization during the construction of capital assets or while an equity investee has not commenced its planned operations is acceptable but not mandatory. Under Canadian GAAP, the Company has not capitalized any interest cost.

Under US GAAP, during the year ended December 31, 2007, the Company would have capitalized interest of $13.4 million equity investments.

(f)
Under US GAAP, if an investor purchases stock in an investee and is eventually able to exercise significant influence over the investee, the investor is required to retroactively apply equity accounting from the date any shares were initially acquired. Under Canadian GAAP, the investment is accounted for on the equity basis only from the date on which the investor is able to exercise significant influence. Six months after making its initial investment in SRL (Note 8(b)(ii)) management determined that following changes in SRL management and the board, the Company was able to exercise significant influence over SRL. Under Canadian GAAP, the Company has recognized an equity loss of $0.1 million since July 17, 2008 but under US GAAP, equity loss would have been $0.3 million, net of taxes, since the initial acquisition.

(g)
Under US GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes in working capital items is not permitted.

(h)
In July 2006,the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

    Under US GAAP, effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the finan-cial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not impact the Company’s consolidated financial position or results of operations.

(i)
In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using; the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company fiscal periods beginning after December 1, 2007 and is to be adopted on a retrospective basis. The Company believes that the adoption of this standard will have no material difference.

(j)	Recent United States accounting pronouncements:
(i)
In December 2007, the FASB issued FASB Statements No. 141(R), Business Combinations and No. 160, Non-controlling Interests in Consolidated Financial Statements. SFAS 141(R) and 160 provide standards with respect to improving, simplifying and converging the prevailing FASB accounting and reporting standards for business combinations and non-controlling interests in consolidated financial statements with International Accounting Standards Board (“IASB”) standards for fiscal years beginning after December 15, 2008.

    FASB 141 (R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and finan-cial effect of the business combination. FASB 160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. The Company is presently evaluating the impact the application of this standard will have on the Company’s consolidated financial statements.

(ii)
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure their assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fis-cal years, and early adoption is permitted. The Company is presently evaluating the impact of this standard on the Company’s consolidated financial statements.

(iii)
In February 2007, the FASB issued Statement No. 159 (FAS 159), The Fair Value Option for Financial Assets and Financial Liabilities. This statement expands the standards under FAS 157, Fair Value Measurement, to provide entities the one-time election (Fair Value Option or FVO) to measure financial instruments and certain other items at fair value. FAS 159 also amends Statement No. 115 (FAS 115) to require the presentation of investments in available-for-sale securities and trading securities:

(a)	in the aggregate of those fair value and non-fair-value amounts in the same line item and parenthetically disclose the amount of fair value included in the aggregate amount; or
(b)	in two separate line items to display the fair value and non-fair-value carrying amounts.

FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The effect of the re-measurement is reported as a cumulative-effect adjustment to opening retained earnings.

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Supplementary information (unaudited)
(Amounts in Canadian Dollars unless otherwise indicated)

Significant differences between Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and International Financial Reporting Standards (“IFRS”) - International Accounting Standards (“IAS”).

The shares of Lundin Mining trade on the Toronto Stock Exchange and the New York Stock Exchange, and Lundin Mining’s Swedish Depository Receipts trade on the OMX Nordic Exchange (“OMX”) in Stockholm. Most companies that trade on the OMX are required to report according to IFRS/IAS. However, as a Cana-dian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/ IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.
   Under IFRS 3, future costs such as restructuring charges, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, Under Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2006, as a result of the merger with EuroZinc, in the amount of $7 million, have been provided for in the purchase price allocation. Additionally, restructuring costs that arose during 2007, as a result of the acquisition of Rio Narcea, in the amount of $3 million, have been provided for in the purchase price allocation.
   Under Canadian GAAP, asset impairment tests are performed by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. Under Canadian GAAP, if the undiscounted future cash flows is exceeded by the carrying value of the related capital asset, the asset is written down to fair value based on discounted cash flows. Under IAS 36, the recoverability of capital asset carrying values is based on the discounted future cash flows. Accordingly, the Company would have recognized an additional after-tax impairment charge of approximately $49 million (pre-tax $70 million) relating to the Aguablanca mine.
   Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax base value is less than cost, the related future income tax liability is recognized on acquisition and added to the asset carrying value. Accordingly, under Canadian GAAP, the Company recognized future income tax liabilities of $33 million and $5 million on the Ozernoe and Tenke acquisitions. However, under IAS 12, temporary tax differences on an asset purchase are not recognized.

Adoption of annual report
The annual report was approved by the Board of Directors on May 16, 2008.

Compensation to Directors and Management

Remuneration and other compensation of Board of Directors
As resolved by the Board of Directors, the Chairman of the Board receives annual remuneration in the amount of $200,000. Each non-executive director receives annual remuneration of $75,000 (paid in monthly installments) but does not receive any stock options. Non-executive Board members who are also members of a Board Committee receive $1,000 per meeting. The Chairman of the Audit Committee also receives annual remuneration of $10,000 and the Chairman of each of the other Board Committees receive annual remuneration of $5,000. All expenses incurred by Directors in respect of their duties are reimbursed by the Company.
   No separate remuneration is paid to the President and CEO in his capacity as a Director of the Board.

Remuneration of Management
It is the responsibility of the Board of Directors to review and recommend compensation policies and schemes for the Company, as recommended to it by the Board’s Compensation Committee and to set salary and benefit levels and award incentive stock options.
   The Company’s compensation policy is designed to be competitive with similar mineral exploration and mining companies and will recognize and reward executive performance consistent with the success of the Company’s business. The current compensation plan for the President and Chief Executives consists of salary, benefits, bonuses and incentive stock options. In establishing levels of compensation, the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. “Other Chief Executives” refers to the eight employees, João Car-rêlo, Anders Haker, Neil O’Brien, Paul Conibear, Mikael Schauman, Manfred Lind-vall, Wojtek Wodzicki, Barbara Womersley, that together with the President, Colin K. Benner and Karl-Axel Waplan, constituted the Company’s Management.

Compensation Committee
As of April 13, 2005, the Board constituted a Compensation Committee to administer the Company’s executive compensation program. The Compensation Committee is comprised of Messrs. Anthony O’Reilly Jnr, David F. Mullen, Donald K. Charter and Lukas H. Lundin, a majority of whom are independent directors. The Compensation Committee shall meet at least annually to receive information on and determine matters regarding executive compensation in accordance with policies approved by the Board. Recommendations for changes to the policies shall be reviewed on an annual basis to ensure that they remain current, competitive and consistent with the Company’s overall goals.

Severance pay
The President and CEO obtains benefits according to prevailing terms of the Company. The employment can be terminated by the President and CEO by voluntary resignation by giving three month notice to the Company. In the event of termination by the Company, severance pay of 30 months base salary plus an amount equal to two and one half times the average of the cash bonuses for the preceding two fiscal years plus benefit during the termination period and stock options which would have vested during the termination period will vest immediately.
   The subsequent and current President and CEO obtains benefits according to prevailing terms of the Company. The contract is for an initial term of two years commencing January 16, 2008. A subsequent term of 12 months is available at the option of the Corporation as well as a second extension for a further 12 months at the Corporation’s option. The employment can be terminated by the President and CEO for good reason at any time. In the event of termination on the part of the Company for other reasons, the Company shall pay to the Employee an amount equal to the Initial Term Payment Amount, the First Extension Payment Amount or the Second Extension Payment Amount.

Pensions
For the President and Chief Executive Officer and other Chief Executives based in Sweden, the Company applies pension insurances with fixed fees. Pension costs refer to the expenses that affect the net result for the year. The retirement age is 65 years and the pension agreement stipulates that pension provisions shall amount to 25–35% of the pension-entitled salary. For other Chief Executives based in Canada, the Company applies registered retirement savings plans in the amount of 6%.

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Remuneration and other benefits during the year

	Board remuneration/ Base salary	Variable salary	Other benefits	Pension expense	Financial Instruments	Total
Chairman of the Board	$195,333	$—	$—	$—	$—	$195,333
Other Board members	683,880	—	—	—	321,297	1,005,177
President and CEO	512,463	598,254	2,541,639	53,948	—	3,706,303
Other Chief Executives (eight individuals)	2,215,898	696,450	1,356,239	257,630	7,955,400	12,481,616
Total	$3,607,574	$1,294,703	$3,897,878	$311,578	$8,276,697	$17,388,430

Exchange rates, SEK/CAD: 0.1589; EURO/CAD:1.5359 and 1.4230; GBP/ CAD: 2.1001

Comments on the table:
•	Base salary in 2007 of $512,463 consists of $125,000 paid to the previous President and CEO for the period January 1 to March 31 and $387,463 paid to the President and CEO for the period April 1 to December 31.
•	Variable salary was expensed in 2007, however in some cases was settled in cash in 2008.
•	Other benefits of $2,538,000 were paid to the previous President and CEO upon termination of contract.

“Financial instruments” in the table above refers to the stock option or stock appreciation rights benefit that other Chief Executives realized in 2007 for grants free of charge. For disclosure of the valuation of the stock options, see below.

Allocated incentive stock options
	Plan 2006/2009 Previous year		Plan 2007/2012 Current year
	Number	Value/benefit, USD	Number	Value/benefit, USD
Chairman of the Board	—	$—	—	$—
Other Board members(1)	86,500	660,603	—	—
President and CEO	428,400	4,190,987	390,000	1,660,916
Other Chief Executives (three/eight individuals)(2)	508,881	3,243,308	1,500,000	5,740,153
Total	1,023,781	$8,094,898	1,890,000	$7,401,069

During 2007, the President and CEO and eight other Chief Executives were granted stock options. The plan was changed to allow a five year expiry period with a vesting over two years. The fair value of the options issued under the incentive scheme program has been calculated in accordance with the Black-Sholes options valuation model. Based on an analysis of the historic volatility for the Company’s and comparable companies’ market value, the expected volatility during the duration of the options has been estimated to be between 49–55% based on the time of the grant. The terms for the option plan are stated in note 10 (b) of the consolidated financial statements.
(1)	In 2007, a Board member received Lundin options in exchange for Tenke Options whose value was calculated using a 40% volatility.
(2)	Two Chief Executives granted options in 2007 were granted under the plan with a two year expiry and therefore 240,000 of the 1,500,000 expire in 2009.

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Corporate directory

Officers

Lukas H. Lundin, Chairman
Philip Wright, President and Chief Executive Officer
Anders Haker, Vice President and Chief Financial Officer
João Carrêlo, Executive Vice President and Chief Operating Officer
Neil O’Brien, Senior Vice President of Exploration and Business Development
Paul Conibear, Senior Vice President Projects
Manfred Lindvall, Vice President Environment, Health and Safety
Mikael Schauman, Vice President Marketing
Wojtek Wodzicki, Vice President of Strategic Partnerships
Barbara Womersley, Vice President Human Resources
Kevin Hisko, Corporate Secretary

Directors

Lukas H. Lundin, Chairman
William A. Rand, Lead Director *
Philip J. Wright
Colin K. Benner
Brian D. Edgar
Dale C. Peniuk*
David F. Mullen
Donald K. Charter*
John H. Craig
Tony O’Reilly Jnr.

* Audit Committee

Auditors

PricewaterhouseCoopers LLP
Vancouver, B.C., Canada

Company Offices

Lundin Mining Corporation
Suite 2101 - 885 West Georgia Street
Vancouver B.C.
Canada V6C 3E8
Telephone: +1 604 689 78 42
Fax: +1 604 689 42 50

Web site: www.lundinmining.com

The corporate number of the Company is 306723-8

Registered and records office

Suite 1100 - 888 Dunsmuir Street
Vancouver, British Columbia,
Canada V6C 3K4

Solicitors

McCullough O’Connor Irwin
Vancouver, British Columbia, Canada

Share Capital

Authorized: Unlimited number of common shares
Issued and outstanding: 390,413,431 shares (March 31, 2008)

Registrar and transfer agent

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia, Canada

Share listings

Toronto Stock Exchange, TSX, (“LUN”)
New York Stock Exchange, NYSE (“LMC”)
OMX Nordic Exchange Stockholm, OMX (“LUMI SDB”)

AGM

Lundin Mining’s Annual General Meeting is scheduled for June 5, 2008, in Toronto, Ontario.

Dividend

At the AGM, Lundin Mining’s Board of Directors intends to recommend that no dividend be paid for 2007.

Next report

The three months interim report for the period ended March 31, 2008, was published on May 15, 2008.

77

Mineral Reserves and Resources – definitions

Mineral Resource

A Mineral Resource, as defined by CIM-standards, is a concentration or occurrence of material in the crust of the Earth in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological con-fidence, into Inferred, Indicated and Measured categories.

Inferred Resource

An Inferred Resource is the part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated Resource

An Indicated Resource is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured Resource

A Measured Resource is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mineral Reserve

A Mineral Reserve, as defined by CIM-standards, is the economically mineable part of an Indicated or Measured Mineral Resource. It includes diluting materials (waste) and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Reserves are sub-divided in order of increasing confidence into Probable Reserves and Proven Mineral Reserves.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

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